      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 2000


                                                      REGISTRATION NO. 333-49749
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                         POST EFFECTIVE AMENDMENT NO. 2

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           YOUNG AMERICA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              MINNESOTA                                8980                               41-1892816
   (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                            ------------------------

                             18671 LAKE DRIVE EAST,


                CHANHASSEN, MINNESOTA 55317-9383 (952) 294-6000

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          YOUNG AMERICA HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              MINNESOTA                                8980                               41-0983697
   (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                            ------------------------

                             18671 LAKE DRIVE EAST,


                 CHANHASSEN, MINNESOTA 55317-9383 (952)294-6000

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                CHARLES D. WEIL
                            CHIEF EXECUTIVE OFFICER

                             18671 LAKE DRIVE EAST,


                 CHANHASSEN, MINNESOTA 55317-9383 (952)294-6000

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                WITH A COPY TO:

                              JAY L. SWANSON, ESQ.


                              DORSEY & WHITNEY LLP


                             PILLSBURY CENTER SOUTH


                             220 SOUTH SIXTH STREET


                       MINNEAPOLIS, MINNESOTA 55402-1498

                                 (612) 340-2600
                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------
                            ------------------------
    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     THIS REGISTRATION STATEMENT COVERS THE REGISTRATION OF $80,000,000 PRINCIPAL AMOUNT OF 11 5/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2006 OF YOUNG AMERICA CORPORATION, AND THE GUARANTEE THEREOF BY YOUNG AMERICA HOLDINGS, INC., FOR RESALE BY DEUTSCHE BANC ALEX. BROWN IN MARKET-MAKING TRANSACTIONS.

PROSPECTUS

                           YOUNG AMERICA CORPORATION

              11 5/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2006

     We issued $80,000,000 aggregate principal amount of our 11 5/8% Series B Senior Subordinated Notes due 2006 (the "Notes"), guaranteed by our parent, Young America Holdings, Inc. ("Holdings"), in exchange for our outstanding
11 5/8% Series A Senior Subordinated Notes due 2006 (the "Old Notes"), also guaranteed by Holdings. We will pay interest on the Notes semi-annually on February 15 and August 15 of each year.

     The Notes will mature on February 15, 2006. However, we may redeem some or all of the Notes after February 15, 2002. In addition, we may redeem up to 35% of the Notes prior to February 15, 2001 with the net proceeds of one or more public equity offerings. Upon a change of control, each holder of Notes may require that we repurchase all or any part of the Notes.


     The Notes are our general unsecured obligations and are subordinated to all of our existing and future senior debt. The Notes rank equally with all our existing and future senior subordinated debt and are senior to all our other subordinated debt. Holdings, our parent, has unconditionally guaranteed the Notes on a senior subordinated basis. As of December 31, 1999, we and our parent have approximately $0.3 million of senior debt outstanding.



     We prepared this Prospectus for use by Deutsche Banc Alex. Brown in connection with offers and sales related to market-making transactions in the Notes. Deutsche Banc Alex. Brown may act as principal or agent in these market-making transactions. Such sales will be made at prices related to prevailing market rates at the time of sale. See "Plan of Distribution."


                            ------------------------


     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES.


                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                           DEUTSCHE BANC ALEX. BROWN



                                  MAY   , 2000

                           FORWARD-LOOKING STATEMENTS


     This Prospectus contains forward-looking statements that involve risk and uncertainties. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements regarding the future financial position of Young America Holdings, Inc., Young America Corporation and their wholly owned subsidiaries, business strategy, budgets, projected costs and plans and objectives of management for future operations are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or similar words. Those forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to be materially different from the those anticipated in "forward looking" statements are set forth under the heading "Risk Factors" and throughout this Prospectus.



                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the Commission a Registration Statement on Form S-4 with respect to the Notes. This Prospectus does not contain all of the information set forth in the Registration Statement. Statements made in this Prospectus regarding the contents of any contract, agreement or other document are summaries and we urge you to refer to such contract, agreement or other document filed as an exhibit to this Registration Statement, for a more complete description of such contracts, agreements and other documents.

     You may inspect the Registration Statement without charge at the Public Reference Section of the Securities and Exchange Commission (the "Commission") at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of a fee. You may also inspect such materials on the Internet at http://www.sec.gov.


     We and our parent, Young America Holdings, Inc., are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Commission. Such materials filed by us and our parent with the Commission may be inspected and copied at the places set forth above.


     Whether or not we are subject to the reporting requirements of the Exchange Act, we have agreed to deliver to the Trustee and to each holder of the Notes, within 15 days after it is or would have been required to be filed with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission under the Exchange Act, including, with respect to annual information only, a report thereon by its certified independent public accountant, and, in each case, together with a management's discussion and analysis of financial condition and results of operations. We will also make such information available to securities analysts and prospective investors upon request.

                               PROSPECTUS SUMMARY


     The following summary highlights selected information from this Prospectus and may not contain all of the information that is important to you. This Prospectus includes the specific terms of the Notes, as well as information regarding our business and detailed financial data. We encourage you to read this Prospectus in its entirety. Unless otherwise indicated or the context otherwise requires, "Young America" means Young America Corporation, "Holdings" or the "Guarantor" means our parent, Young America Holdings, Inc., and the words "the Company", "we," "our," "ours" and "us" refer to Young America, Young America Holdings, Inc. and our wholly owned subsidiaries.


                                  THE COMPANY


     We provide a wide range of consumer interaction processing ("CIP") services to large consumer product and consumer service companies. The services we have historically provided include the handling and processing of consumer responses to client marketing programs (especially rebates and premium programs). Our clients utilize various marketing programs to establish relationships with their customers and contract with us to handle the interactions. These communications or interactions take on many forms but are all targeted at satisfying the client's consumers' needs and requests in a manner that achieves the highest degree of customer satisfaction. The interactions include inbound and outbound communications through Internet commerce, telecommunication and mail.



     Our more than 200 clients include such well-known companies as Sprint Spectrum, L.P., Anheuser-Busch Companies, Inc., Best Buy Company, General Mills, Inc., R.J. Reynolds Tobacco Company, Eastman Kodak Company, Hewlett-Packard Co., Target Corporation, Compaq Computer Corporation, Lexmark International, Inc. and OfficeMax. Our CIP services provide a link between our clients and their customers for numerous types of marketing programs, including rebate programs, purchase reward or premium programs, sweepstakes, product sampling programs, warranty registration programs and literature distribution. In addition, our CIP services provide the crucial "back end" for client's direct marketing and e-commerce initiatives. We provide a variety of services involved in executing these marketing programs, including:



     - receiving and processing orders received via the United States Postal Service, fax, telephone (live operator and Interactive Voice Response) and the Internet (including e-commerce),



     - fulfillment (including the warehousing, inventory management, picking and packing, and delivery of product, premiums, samples, collateral and literature as well as rebate checks to consumers),


     - data gathering, analysis and reporting and

     - related customer service (including receiving and responding to consumer inquiries).


     CIP services improve the marketing efforts of consumer-oriented companies by identifying and focusing on their most valuable existing and potential customers. In recent years, we have identified a significant strategic shift among our clients from traditional "mass marketing" toward target marketing that utilizes new channels such as the Internet. Our CIP services provide an ideal platform for target marketing and utilization of new channels.



     We provide many services to support Internet promotions. Specifically, we can support on-line continuity, loyalty, premium, sampling, sweepstakes and rebate programs. Also, we support full-scale e-commerce initiatives from site development and hosting to secure order capture and processing to fulfillment, customer care and return processing. Finally, we provide secure access to order information for clients and consumers, and flexible web-based reporting tools for clients. Because we believe that our clients have found Internet programs to be both effective and efficient, we believe that Internet promotions will grow significantly in the near term.

     We have also observed a trend among our clients toward more complex marketing programs. Consumer-oriented companies have sought to differentiate themselves from their competitors by offering more sophisticated marketing programs, often emphasizing consumer loyalty and repeat purchases, that appeal to their targeted customers. These complex marketing programs frequently involve increased consumer interactions that are designed to provide consumer-oriented companies with an opportunity to gather information about their customers. We believe that spending on CIP services in support of these more complex marketing programs has outpaced, and will continue to outpace, the growth of services for simpler marketing programs such as traditional rebate, premium and sweepstakes programs. Accordingly, over the past three years we have enhanced our capabilities to become a provider not only of narrowly focused promotion fulfillment services for those simpler marketing programs but also of integrated, custom-designed CIP services for large complex marketing programs. We believe that the breadth of our services and our ability to integrate these services to support complex marketing programs have distinguished us from the majority of our competitors, most of which offer a narrower range of services and serve a smaller number of clients. We believe that our broad service offering, together with our sophisticated information systems and quality control processes, has enabled us to become a leading provider of business-to-consumer CIP services.



     In each of the last three fiscal years, we managed over 3,200 marketing programs, with between 1,200 and 2,000 programs being processed at any point in time. As of December 31, 1999, we were processing approximately 1,400 client marketing programs. In each of the last three fiscal years, we distributed over 42 million items to our clients' customers. Items distributed by us have ranged from rebate checks to sales literature to large and small items of merchandise as premiums and product samples.



     In January 2000, through our wholly owned subsidiary, SourceOne Worldwide, Inc. ("SourceOne"), we acquired certain assets and liabilities of SourceOne for approximately $2.0 million. SourceOne is a marketing services company located in Denver, Colorado with approximately $5.7 million in revenues in 1999. SourceOne focuses on business-to-business and business-to-consumer fulfillment. It provides comprehensive e-commerce services, including WWWeb site development and hosting), information asset management, worldwide inquiry order fulfillment, web-based credit card and e-check clearance, customer service, lithographic and inquiry printing and direct mail. SourceOne's customers include technology, pharmaceutical and virtual e-business companies. We believe this acquisition will help support our strategy to continue strong revenue growth momentum by broadening service capabilities.



     Young America was incorporated in Minnesota in 1997 as a subsidiary of Holdings, a Minnesota corporation founded in 1972. Our principal office is located at 18671 Lake Drive East, Chanhassen, Minnesota 55317, and our telephone number is (952)294-6000.

                             COMPETITIVE STRENGTHS


     We attribute our current market position and our existing opportunities for growth and a return to profitability to the following competitive strengths:


Breadth of Integrated Services

     We are a provider of a broad range of integrated CIP services to large consumer product and consumer service companies. Our basic services include

     - order processing (including the handling of mail, telephone calls, facsimiles and e-mail received from consumers),


     - fulfillment (including the warehousing, inventory management, picking and packing, and delivery of product, premiums, samples, collateral and literature as well as rebate checks to consumers),


     - data gathering, analysis and reporting and


     - related customer service (including receiving and responding to consumer inquiries).



Most of our competitors offer a narrower range of services to a smaller client base. Our ability to integrate a broad range of services allows us to work with our clients to custom design efficient processing solutions for all types of marketing programs, especially complex marketing programs that require a significant amount of contact with the consumer or that offer the customers a wide range of options.


Ability to Process High-Volume and Complex Marketing Programs


     We have demonstrated the expertise necessary to manage complex and high-volume marketing programs by executing programs such as "Pepsi Stuff(R)", "Camel Cash(R)", "Bud Gear(R)" and General Mills, Inc.'s "Box Tops for Education(R)". We also have expertise in managing Internet based marketing programs such as Frito Lay's www.gosnacks.com, Gillette's www.theessentials.com, Nestle's www.nescafeusa.com and www.tasterschoiceusa.com, and Mobil's www.mobile.com. Complex marketing programs can involve integrating dozens of custom-designed process steps and coordinating interactive communications with a client's customers. High-volume programs can involve processing several million orders received through multiple channels (including the Internet, USPS, fax and telecommunications facilities) and sending out several million items to consumers in a very short period of time while simultaneously processing our 1,500 to 2,000 other current programs in a timely, courteous and efficient manner. We believe that we have a reputation for being able to manage high-volume and complex marketing programs with a high quality of service, and that our reputation contributes to our recurring revenue base and our ability to attract new clients.


Strong, Established Client Relationships


     We have successfully attracted and built strong relationships with a large number of major consumer-oriented companies in the United States. We are currently well-positioned in the packaged goods industry and have expanded our client base in faster-growing industries, such as high-technology consumer products. Of our 25 largest clients in 1999, 14 have been clients for more than three years.


     The vast majority of marketing programs we undertake for our clients involve direct interaction with consumers. It is critical to our clients that the various services involved in administering their marketing programs be performed consistently, accurately, courteously and in a timely manner. We believe that these factors are often key determinants when a consumer-oriented company awards the administration of its marketing programs. We seek to achieve a high level of quality service through careful analysis and design of the steps involved in delivering the services required and by the stringent process controls we build into the processing plan for each marketing program we undertake.

Sophisticated Information Systems


     In 1996, we completed our conversion to a new proprietary software system, PAL, which has increased our ability to process a greater number and variety of complex marketing programs. The system increases operational efficiencies and enhances our ability to track orders through each step of the order-handling process and to accurately invoice our clients for services we provide. In addition, the new system has given us the ability to:



     - provide a consumer the precise status of any order from the day the order was received until the day the promotion item is shipped,


     - provide real-time information on the status of a program, allowing our clients to track and judge the effectiveness of on-going promotion programs,

     - acquire, store and quickly retrieve information about consumers and their individual buying habits, and


     - develop a proprietary database of approximately 80 million consumer households.



     We continue to use our proprietary software as a base for expanding the breadth of programs that we process and as the key integration point for the new technology we have added to process Internet programs. We use advanced telecommunications equipment employing point-to-point DS3 and TI Lines for networking. We also use ACO software for call forecasting, routing and accounting, Interactive Voice Response and Outbound Dialer equipment.


Experienced Management Team


     Our senior management team has been assembled and developed since the arrival in July 1993 of our President and Chief Executive Officer, Charles D. Weil. Prior to 1993, Mr. Weil was President and Chief Operating Officer of ConAgra Frozen Foods. Mr. Weil has 25 years of experience in the consumer packaged goods industry with ConAgra and other companies such as General Mills Inc. and Nestle USA Inc. Mr. Weil has recruited a team of experienced executives from outside the industry in which we compete, each of whom brings to us not only functional skills but also fresh insights that assist Mr. Weil in executing our strategic vision. Industries from which our current executives have been drawn include retailing, distribution, direct marketing and teleservices.


                                  RISK FACTORS

     See "Risk Factors" for a discussion of risks that you should consider in evaluating an investment in the Notes. Such risks include the following:

     - our high degree of leverage and lack of liquidity

     - the restrictive covenants contained in our indebtedness

     - the variability of our services

     - the impact of tobacco legislation on promotion marketing

     - our dependence on key personnel

     - the difficulties in sustaining our growth

     - the risks associated with our focus on high-volume and/or complex marketing programs

     - the application of state abandoned property laws

     - our vulnerability to an economic downturn

     - our reliance on technology and the risk of business interruption

     - our dependence on telephone, postal and delivery services

     - our dependence on our labor force

     - the highly competitive market in which we compete


     - the risks associated with acquisitions we may attempt



     - our ability to repurchase the Notes upon a change of control


     - the concentration of ownership of Holdings' voting stock

     - the subordination of the Notes and the Guarantee

     - the holding company structure of the Guarantor

     - state securities laws restrictions on resale of the Notes


     - the lack of a public market for the Notes


     - risks under fraudulent conveyance statutes

                               BUSINESS STRATEGY

Focus on Clients with Large Revenue Potential


     Since 1993, we have focused on attracting and retaining clients who require CIP services to support high-volume and/or complex marketing programs on a recurring basis and with which we can develop a strategic relationship. We believe that high-volume and/or complex marketing programs by their scope and nature allow for higher revenues and improved profit margins. Beginning in 1995, we began seeking operational efficiencies by reducing the number of simple, low-volume marketing programs for which we would compete. At the same time, we upgraded our technology and operational systems in order to better focus on the needs of clients with large revenue potential for us. As a result, we have increased the number of clients that generate in excess of $1 million of servicing revenue per year from one in 1993 to 18 in 1999. We intend to continue to concentrate on clients that require more complex and/or higher volume marketing programs.



     We believe that our ability to provide CIP services for high-volume and/or complex marketing programs has been a significant factor in our ability to attract large new clients, both from within industries that have traditionally used our services and from industries that have not traditionally used our services such as computer hardware, computer software, consumer services, telecommunications and energy. Recent client additions include Lexmark International, Inc., Airtouch Cellular, Nabisco, Inc., Juno Online Services, Inc., NEC Corporation, Chumbo Holdings Corporation, Malt-O-Meal Company, Deluxe Corporation, Bristol-Myers Squibb Company, Big Idea Productions, Inc., and United States Tobacco Company. We believe that there are opportunities to market our services in additional industries such as financial services and pharmaceuticals.


Custom Design Services

     When we evaluate a potential new client program, we perform a comprehensive review of all steps that we believe are necessary for the successful implementation of the program. We then review the advantages of each proposed step with the potential client who determines whether to pursue each proposed step. Only after such determination by the client do we complete the process design, cost each step of the process and price our services for a particular marketing program. Finally, the client determines whether the value of each step is worth the incremental cost.

     We believe our ability to custom design and implement processes to fit the specific requirements of a client's program constitutes a competitive advantage and that this ability enables us to maintain satisfactory margin levels while achieving high client loyalty. Other benefits derived from our ability to custom design services include (i) more efficient planning and invoicing of services we render and (ii) greater ability to reliably estimate the profitability of each marketing program serviced.

Anticipate Clients' Evolving Needs


     We strive to anticipate the needs of our clients and develop new or enhanced services to meet those needs as they arise rather than merely reacting to requests from our clients. In anticipation of client needs, we have upgraded our information processing capabilities and broadened our ability to process orders to include not only mail but also Internet and electronic data transmission, facsimile and telephone (including live operator and Interactive Voice Response). We believe that our experience in managing a wide variety of marketing programs for a broad range of major, consumer-oriented companies gives us a competitive advantage in anticipating our clients' needs for new and enhanced CIP services. Examples of areas in which we are upgrading our services in anticipation of client needs include:


     - enhanced Internet and Interactive Voice Response capabilities,


     - online customer service;



     - Interactive Voice Response capabilities;



     - web-based information processing, and



     - customer data reporting capabilities.


     We plan to continue to enhance our operational capabilities, including our sophisticated computer systems, so that we can meet the demand for increasingly complex CIP services.

Continue Operational Improvements


     We continually evaluate and refine our process flows to meet evolving client needs, to enhance client satisfaction and to reduce costs. In 1998, we began the process to become certified to the COPC-2000 Standard. COPC is an organization that was established to help improve customer satisfaction and operational performance of customer service providers, including call centers and fulfillment centers. The COPC-2000 Standard provides both a benchmark and an improvement methodology for operational performance and is recognized as the leading standard for excellence in customer service. To become certified to the COPC-2000 Standard requires a detailed operational audit to ensure that the customer service provider is compliant to all 32 components of the standard. We received certification with respect to our call center operations in March 2000, and we expect to receive certification with respect to our fulfillment operations by the end of the September 2000. We believe the COPC-2000 certification will strengthen our market position and become a competitive advantage.


Pursue Selective Acquisitions in Related Businesses


     We intend to pursue selective acquisitions that offer a strong strategic fit with our existing core competencies and/or allow us to develop or strengthen partnerships with select clients. Such acquisitions could include, among others, companies that specialize in Internet promotion and e-commerce fulfillment, and such acquisitions, either individually or in the aggregate, could be substantial relative to our size.

                              THE RECAPITALIZATION

     Prior to November 25, 1997 (the "Recapitalization Date"), all of the capital stock of Holdings (formerly known as Young America Corporation) was owned by its former chairman and chief executive officer and certain trusts for the benefit of members of his family (the "Selling Stockholders"). On the Recapitalization Date, Holdings effected a recapitalization (the "Recapitalization"), pursuant to which the following transactions occurred:


     - An investor group (the "Investor Group"), composed of DB Capital Partners, Inc. (formerly BT Capital Partners, Inc.) ("DBCP"), Ontario Teachers' Pension Plan Board ("OTPPB"), Charles D. Weil, the president and chief executive officer of Holdings, and 20 other members of management (Mr. Weil and such other participating members of management, the "Management Stockholders"), purchased newly issued shares of common stock of Holdings for an aggregate purchase price of $38.9 million.



     - Holdings borrowed $80 million under a senior bridge credit facility (the "Bridge Facility") provided by affiliates of DBCP.


     - The Selling Stockholders rolled over a portion of their equity interest in Holdings.

     - Holdings used the proceeds of the issuance of the shares of common stock to the Investor Group and borrowings under a Bridge Facility to

          (i) repurchase from the Selling Stockholders their remaining equity interest in Holdings for an aggregate purchase price of $92.2 million,

          (ii) make bonus payments to management of $13.4 million under plans put in place in contemplation of a change of control of Holdings, and $4.9 million paid pursuant to phantom stock arrangements due in such amounts as a result of the change in control of Holdings, and

          (iii) pay $8.4 million of fees and expenses related to the Recapitalization.


     - Substantially all of the business and assets of Holdings were transferred to a newly formed subsidiary of Holdings, Young America Corporation, and Holdings changed its name to Young America Holdings, Inc.



     Holdings made an additional payment of $.7 million to the Selling Stockholders and certain of our employees during the second quarter of 1998 based upon the final determination of the total stockholders equity of Holdings as of October 31, 1997 and Holdings' profit or losses for the period ended on the Recapitalization Date. In addition, if our cumulative excess cash flow for the four year period ending December 31, 2001 exceeds $93 million, the Selling Stockholders and certain of our employees may be entitled to additional payments (either as additional compensation for shares purchased by Holdings in the Recapitalization or as additional bonus or phantom stock payments) equal to 20% of such excess, subject to a maximum additional payment of $15 million. As a result of the Recapitalization, the Investor Group owns approximately 93% of the total capital stock of Holdings.



     Subsequent to the Recapitalization, Holdings refinanced the indebtedness under a Bridge Facility through the issuance by Young America in a private placement of $80 million principal amount of the Old Notes, which were subsequently exchanged for a like aggregate principal amount of the Notes registered under the Securities Act of 1933. The Old Notes were, and the Notes are, guaranteed on a senior subordinated basis by Holdings.



     Holdings expects to conduct substantially all of its business and operations through Young America and any future subsidiaries it may form. However, if the covenants contained in Young America's bank revolving credit facility (the "Credit Facility") and/or the Indenture for the Notes would prohibit Young America from making such an acquisition, Holdings may make such an acquisition directly or though a newly formed subsidiary of Holdings other than Young America or any other existing subsidiaries.

                        SUMMARY DESCRIPTION OF THE NOTES

     The following summary is qualified in its entirety by the more detailed information contained under the caption "Description of the Notes."

NOTES OUTSTANDING...............   $80,000,000 aggregate principal amount of
                                   11 5/8% Series B Senior Subordinated Notes due 2006.

MATURITY DATE...................   February 15, 2006.

INTEREST PAYMENT DATES..........   February 15 and August 15 of each year.

OPTIONAL REDEMPTION.............   Except as described below, we may not redeem
                                   the Notes prior to February 15, 2002.
                                   Thereafter, we may redeem the Notes, in whole or in part, at our option at the prices contained herein, plus accrued and unpaid interest. In addition, at any time prior to February 15, 2001, we may redeem up to 35% of the Notes with the net cash proceeds of one or more equity offerings so long as:
                                   - we pay 111.625% of the principal amount,
                                     plus accrued and unpaid interest, and
                                   - at least 65% of the aggregate principal
                                     amount of the Notes issued remains
                                     outstanding afterwards.

CHANGE OF CONTROL...............   If a change of control occurs, you may
                                   require us to repurchase your Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest.

GUARANTEES......................   The Notes are unconditionally guaranteed on a
                                   senior subordinated basis by Holdings and will be guaranteed on a senior subordinated basis by any subsidiary organized by Young
                                   America in the future.


RANKING.........................   The Notes are general unsecured obligations
                                   of Young America and are subordinated in right of payment to all of Young America's existing and future senior debt, including indebtedness under the Credit Facility. The
                                   Notes rank junior to our existing and future senior debt. The guarantees are general unsecured obligation of Holdings and the Subsidiary Guarantors and are subordinated in right of payment to all their existing and future senior debt. As of December 31, 1999, we had approximately $0.3 million of senior debt outstanding. As of December 31, 1999, we had no indebtedness subordinated to the Notes outstanding. See "Capitalization."


CERTAIN COVENANTS...............   The Notes are issued under an indenture which
                                   contains certain covenants that, among other things, limit our ability and the ability of our Restricted Subsidiaries, to
                                        - incur additional indebtedness
                                        - pay dividends and make other payments
                                        - create certain liens
                                        - use proceeds from sales of our assets
                                          and our subsidiaries stock

                                        - enter into transactions with our
                                   affiliates
                                        - consolidate or merge with another
                                   person
                                        - transfer all or substantially all of
                                          our assets to another person

                                   These covenants are subject to a number of significant exceptions and qualifications.

     For additional information regarding the Notes, see "Description of the Notes."

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA


     The following tables present summary financial data. The summary historical financial data for the years ended December 31, 1997, 1998 and 1999 come from the audited financial statements of Holdings included in this Prospectus. The summary financial data for the years ended December 31, 1995 and 1996 come from audited financial statements of Holdings that are not included in this Prospectus.



     During 1999, the Company revised the presentation of revenues in its Statements of Operations. The Company had previously reported all billed amounts that were priced to include a margin element. These revenues included the full value of rebate payments funded with the Company's working capital and the amount billed to clients for shipping merchandise and mailing checks. The Company now presents as revenues (i) service fees for rendering CIP services,
(ii) the margin obtained from using working capital to fund client rebate checks (referred to in the industry as slippage), and (iii) the margin realized on postage and freight billings as a result of discounts and presorting or other postal cost reduction techniques which are available to the Company due to the large volume of mail and other shipments processed by the company for all of its clients in the aggregate. Revenues previously reported have been revised to conform to the 1999 presentation. Such revision had no effect on previously reported gross profit, net income (loss) or stockholders' deficit.


     You should read the financial data below in conjunction with the historical financial statements and the information included under "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this Prospectus.


                                                                   YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------
                                                      1999        1998       1997       1996       1995
                                                      ----        ----       ----       ----       ----
STATEMENT OF OPERATIONS DATA:
Revenues...........................................  $82,747    $ 64,595    $70,085    $51,525    $35,633
  Cost of revenues.................................   55,848      49,434     40,447     31,393     24,920
                                                     -------    --------    -------    -------    -------
Gross profit.......................................   26,899      15,161     29,638     20,132     10,713
Selling expenses...................................    6,021       6,059      5,504      4,610      3,493
General and administrative expenses................    9,348       5,798      9,754      7,140      5,949
Compensation charges attributable to
  Recapitalization.................................       --         (43)    17,924         --         --
Reserve for lease obligations......................       --         850         --         --         --
                                                     -------    --------    -------    -------    -------
Operating income (loss)............................   11,530       2,497     (3,544)     8,382      1,271
Interest expense...................................   (9,789)    (13,095)    (1,029)       (91)      (252)
Interest income....................................      675         666      1,038        201         10
Transaction costs attributable to
  Recapitalization.................................       --          --     (1,967)        --         --
Other income (expense).............................      (47)       (182)        --        (60)       (15)
                                                     -------    --------    -------    -------    -------
Income (loss) before income taxes..................    2,369     (10,114)    (5,502)     8,432      1,014
Provision for income taxes.........................      877      (3,742)       423         --         --
                                                     -------    --------    -------    -------    -------
Net income (loss)..................................  $ 1,492    $ (6,372)   $(5,925)   $ 8,432    $ 1,014
                                                     =======    ========    =======    =======    =======
UNAUDITED PRO FORMA INCOME TAX DATA(a):
Income (loss) before income taxes..................                         $(5,502)   $ 8,432    $ 1,014
Provision for (benefit from) income Taxes..........                          (1,308)     3,120        375
                                                                            -------    -------    -------
Pro forma net income (loss)........................                         $(4,194)   $ 5,312    $   639
                                                                            =======    =======    =======
OTHER FINANCIAL DATA:
EBITDA, as adjusted(b).............................  $13,494    $  4,511    $(1,956)   $ 9,578    $ 2,238
EBITDA, as adjusted, margin(c).....................    16.3%        7.0%      (2.8%)     18.6%       6.3%
Capital expenditures...............................  $ 1,249    $  2,374    $ 3,330    $ 1,739    $ 1,061
Depreciation and amortization(d)...................    1,964       2,014      1,588      1,196        967
Cash interest expense(e)...........................    9,353       9,450        981         91        252
Ratio of earnings to fixed charges(f)..............     1.2x          --         --      13.1x       2.5x



                                                                 AS OF
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $ 13,633
Working capital.............................................       1,643
Total assets................................................      45,421
Total debt..................................................      80,000
Redeemable Class A Common Stock.............................         734
Stockholders' (deficit) equity..............................     (64,213)

            NOTES TO SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA


(a) For periods ended on or prior to December 31, 1997 this information reflects the pro forma income tax provision that would have been provided had the Company been a C corporation, rather than an S corporation, for income tax purposes.



(b) EBITDA, as adjusted, represents earnings before interest expense, other income(expense), income taxes, depreciation and amortization. Data for EBITDA, as adjusted, is included because management understands that such information is considered by certain investors as an additional basis on which to evaluate the Company's ability to pay interest, repay debt and make capital expenditures. EBITDA, as adjusted, does not reflect deductions for interest, other expense, income taxes, depreciation and amortization, each of which can significantly affect the Company's results of operations and liquidity and should be considered in evaluating the Company's financial performance. EBITDA, as adjusted, is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance determined in accordance with generally accepted accounting principles.



(c) EBITDA, as adjusted, margin represents EBITDA, as adjusted, as a percentage of revenues.



(d) Excludes amortization of deferred financing costs.



(e) Cash interest expense excludes amortization of deferred financing costs.



(f) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes and fixed charges by fixed charges. Fixed charges for this purpose include interest expense, amortization of deferred financing costs and one third of operating lease payments (the portion deemed to be representative of the interest factor). For the years ended December 31, 1998 and 1997, earnings were inadequate to cover fixed charges by $10,114 and $5,502, respectively. The shortfall for the year ended December 31, 1998 was largely attributable to a full year of interest expense on debt incurred in connection with the Recapitalization, amortization and write-off of deferred financing costs of $3.6 million, and a one-time reserve for the termination of Interactive Voice Response leases of $850, and the shortfall for the year ended December 31, 1997 was attributable to fees and expenses incurred in connection with the Recapitalization, including compensation charges of $17,924 for bonuses and phantom stock payments and transaction fees and expenses of $1,967.

                                  RISK FACTORS

     In addition to other matters described in this Prospectus, you should carefully consider the specific factors contained below before making an investment in the Notes.

LEVERAGE AND LIQUIDITY -- OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

     We are highly leveraged, which means we have a large amount of indebtedness in relation to our stockholders' equity. The table below shows certain important credit statistics:


                                                           AT OR FOR YEAR ENDED
                                                            DECEMBER 31, 1999
                                                           --------------------
Total indebtedness.......................................     $80.0 million
Stockholders' deficit....................................     $64.2 million
Ratio of total indebtedness to total capitalization......             4.84x
Ratio of earnings to fixed charges.......................              1.2x


     We may also incur additional indebtedness from time to time to finance acquisitions or capital expenditures and other purposes subject to the restrictions in the Credit Facility and the Indenture. See "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources", "Description of Credit Facility" and "Description of the Notes".

     Our high degree of leverage will have important consequences to us, including the following:

     - Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms.

     - We will need a substantial portion of our cash flow to pay the principal and interest on our indebtedness, including indebtedness that we may incur in the future.

     - Payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities.

     - A substantial decrease in our net operating cash flows could make it difficult for us to meet our debt service requirements and force us to modify our operations.

     - We may be more highly leveraged than our competitors, which may place us at a competitive disadvantage.

     - We may be more vulnerable to a downturn in our business or the economy generally.

     - There would be a material adverse effect on our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

     Our ability to pay principal and interest on the Notes and to satisfy our other obligations will depend upon:

     - Our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control, and

     - The future availability of revolving credit borrowings under the Credit Facility or any successor facility, the availability of which is or may depend on, among other things, our complying with certain covenants and meeting certain specified borrowing base prerequisites.

     Based on our current and expected levels of operations, we expect our operating cash flow, together with borrowings under the Credit Facility, should be sufficient to meet our operating expenses, to make necessary capital expenditures and to service our debt requirements. If we are unable to service our indebtedness, we will be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness (which could include the Notes), or seeking additional equity capital or bankruptcy protection. There is no assurance that any of these remedies can be effected on satisfactory terms, if at all.

RESTRICTIVE DEBT COVENANTS LIMIT OUR OPERATING AND FINANCING FLEXIBILITY

     The Credit Facility and the Indenture impose, and the terms of any future indebtedness may impose, operating and financing restrictions on us. Such restrictions affect, and in many respects, limit or prohibit, among other things, our ability to:

     - declare dividends or redeem or repurchase capital stock;

     - prepay, redeem or purchase debt, including the Notes;

     - incur liens;

     - make loans and investments;

     - incur additional indebtedness;

     - amend or otherwise alter debt and other material agreements;

     - engage in mergers, acquisitions and asset sales;

     - enter into transactions with our affiliates; and

     - alter our business


     The Credit Facility was last amended on February 25, 2000 (the "Amended Facility"). The Amended Facility requires the Company to maintain its Interest Coverage Ratio (as defined in the Amended Facility), determined at the end of each quarter, at not less than 1.0 to 1 for each of the quarters ending March 31, 2000 and June 30, 2000, at not less than 1.1 to 1 for the quarter ending September 30, 2000, at not less than 1.30 to 1 for the quarter ending December 31, 2000, and at not less than 1.35 to 1 for each of the quarters ending March 31, 2001 and thereafter. The Amended Facility revised the restrictive covenants to allow capital expenditures of up to $4 million for the fiscal year ending December 31, 2000. Thereafter, beginning with the calendar quarter ending on March 31, 2001, the Amended Facility restricts our capital expenditures to $.5 million per quarter and cumulative annual capital expenditures to $2.0 million. The Credit Facility requires the Company to maintain a Current Ratio of 1.1 to
1.0 each quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." We could be left without sufficient liquidity to conduct our business if we were unable to borrow under the Credit Facility due to default or our failure to satisfy the financial covenants.


OUR CLIENT MIX AND THE SERVICES WE PROVIDE VARY DEPENDING ON CLIENT MARKETING PROGRAMS


     Our business is subject to the needs and the marketing decisions of our clients. The marketing plans and marketing budgets of our clients change from year to year. A client may run a major consumer marketing program using our services one year and then redirect its marketing efforts and require less of our services the next. As a result, our revenues from any one client may vary significantly from year to year.


     We could also experience a reduction in our earnings if our clients were to cause a shift away from our higher margin service revenues to lower margin rebate or postage and freight revenues. If any such reduction or change in services provided is not offset by increases in revenues from other significant clients, and/or increases in higher margin service revenues from other clients or the attraction of new clients, our results of operations could be materially adversely affected.

     Our quarterly revenues and operating results may also be affected by timing and other factors affecting specific marketing programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     We are unable to predict the future marketing plans of our clients or the marketing plans of the industries in which our clients compete. As a result, we cannot assure you that our most significant clients will continue to use our services in any given year or over the long term. As is typical in the industry, we provide our services pursuant to a formal contract which are either short-term or subject to cancellation.

IMPACT OF TOBACCO LEGISLATION ON PROMOTION MARKETING


     Our tobacco clients collectively accounted for 9.2%, 11.4% and 8.4% of our revenues in 1997, 1998 and 1999, respectively. National anti-tobacco legislation could significantly restrict the ability of these clients to market products through branded premium programs after 1999. We believe that we may be able to replace lost business by providing different consumer interaction processing services to our tobacco clients; however, we cannot be assured that we will be able to replace such lost business.


OUR BUSINESS DEPENDS ON CERTAIN KEY PERSONNEL

     Our success depends in large part upon the abilities and continued service of our executive officers and other key employees, particularly Charles D. Weil, our President and Chief Executive Officer. Our failure to retain the services of Mr. Weil or other key personnel could have a material adverse effect on us. We maintain a $5 million "key man" life insurance policy on the life of Mr. Weil.


     We have employment agreements with Mr. Weil and Mr. Roger Andersen, our Chief Financial Officer. See "Management -- Employment Agreements". In addition, many of our executive officers (including Mr. Weil) and other key personnel own the stock of Holdings and participate in a stock option plan adopted by Holdings. We believe that employee stock ownership increases the incentives for those executive officers and key employees to remain with us. However, neither such employment agreements nor such equity interests ensure the continued service of Mr. Weil or such executive officers and other key personnel.


WE MAY NOT SUSTAIN REVENUE GROWTH

     We have experienced revenue growth over the past several years and we expect this trend to continue. Our ability to achieve continued growth depends on a number of factors, including our ability to:

     - retain and expand the provision of our services to existing clients,

     - initiate, develop and maintain new client relationships and expand our marketing operations,

     - utilize our existing infrastructure and databases to perform the services required by our clients in an efficient and timely manner,

     - recruit, motivate and retain qualified management and hourly personnel, and

     - maintain the high quality of the services that we provide to our clients.

     Our continued growth is expected to place a significant strain on our management, operations, employees and resources. We cannot assure you that we will be able to maintain or accelerate our current growth, effectively manage our expanding operations or achieve planned growth on a timely or profitable basis. If we are unable to manage growth effectively, our business, results of operations or financial condition could be materially adversely affected.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF THE NUMBER OF HIGH-VOLUME AND/OR COMPLEX MARKETING PROGRAMS DECREASES

     In recent years, we have focused on the execution of high-volume and/or complex marketing programs for our clients. We have

     - focused our marketing on existing and prospective clients who have the potential for generating large revenue for us,

     - invested substantial time and resources developing a sophisticated management information system to manage multiple, varying, high-volume marketing programs, and

     - adopted a pricing strategy based on earning margins appropriately reflecting our ability to execute high-volume and complex marketing programs.

If the number of complex and/or high-volume marketing programs decreases, our business could be materially adversely affected. Such a decrease could result from a change in economic conditions or a change in the marketing strategies of our clients.


ABANDONED PROPERTY LAWS MAY REQUIRE US TO SURRENDER UNCLAIMED REBATE PAYMENTS TO A STATE



     Approximately 34% of the aggregate dollar amount of rebate checks we issue relate to client rebate programs in which we have agreed to fund out of our working capital the payment of the rebate offered by these clients. We then bill these clients for the full amount of those rebate checks that we issue to consumers. However, some consumers never cash these rebate checks. When we have agreed to fund rebate payments with our working capital, the agreements with our clients generally provide that we are entitled to retain the amounts paid to us by our clients even though the consumer never cashes the rebate check. In our industry this is referred to as "slippage." For the years ended December 31, 1999, 1998 and 1997, the portion of revenues recognized by us as slippage were $8.5 million, $4.9 million and $3.3 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".


     The escheat laws of various states provide that under certain circumstances holders of unclaimed property (possibly including, under certain interpretations of such laws, slippage amounts) must surrender that property to the state. We believe that, because Young America and Holdings are Minnesota corporations with principal operations and principal places of business located in Minnesota, the escheat law of Minnesota would govern our right to retain slippage amounts. In addition, Oklahoma law may govern our right to retain slippage amounts with respect to operations conducted from our Oklahoma facility. We believe that Minnesota and Oklahoma law allows us to retain slippage amounts when we are funding our client's rebate program from our own working capital. However,

     - the Minnesota or Oklahoma escheat law may change,

     - our interpretation of Minnesota or Oklahoma escheat law may not prevail in any action by Minnesota or Oklahoma to recover any slippage amounts,

     - Minnesota or Oklahoma may seek to require our clients to surrender the slippage amounts to them, or

     - another state may be successful in an action under its escheat laws to require us to surrender to that state slippage amounts unclaimed by residents of such state or otherwise.

WE ARE VULNERABLE TO AN ECONOMIC DOWNTURN

     Marketing budgets in large companies usually decline during economic downturns. As a result, the market for our services may also decline during future periods of economic weakness. Future economic downturns could have a material adverse affect on our business.

WE MUST CONTINUE TO DEVELOP NEW AND ENHANCED TECHNOLOGY TO REMAIN COMPETITIVE

     We have made significant investments in sophisticated and specialized software and other computer and telecommunications technology. We have also focused on the application of this technology to provide customized solutions to meet our clients' needs. We expect that it will be necessary to continue to select, invest in and develop new and enhanced technology on a timely basis in order to maintain our competitiveness. Our future success will also depend in part on our ability to continue to develop technology solutions which keep pace with evolving industry standards and changing client demands. However, we may not be successful in anticipating technological changes or in selecting and developing new and enhanced information technology on a timely basis. Although we believe that certain of our systems are more advanced than those of our competitors, our technological advantage arises from the application of technology that is readily available to our competitors. We cannot assure you that we will be able to maintain our technological advantages.

THE DISRUPTION OF OUR COMPUTER AND TELEPHONE EQUIPMENT AND SOFTWARE SYSTEMS WOULD ADVERSELY AFFECT OUR BUSINESS

     Our business is highly dependent on our computer and telephone equipment and software systems. While we maintain backup systems, the temporary or permanent loss of any such equipment or systems, through casualty or operating malfunction, could have a material adverse effect on our business. While we have property and business interruption insurance, such insurance may not adequately compensate us for all losses. See "Business -- Technology".

WE ARE HEAVILY DEPENDENT ON TELEPHONE, POSTAL AND DELIVERY SERVICES

     We materially rely on services provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that we cannot recover through an increase in the pricing of our services, or any significant interruption in telephone services, could have a material adverse affect on our business.


     Our business is also materially dependent on the United States Postal Service and, to a lesser degree, on private delivery companies. Postal and delivery service rate increases affect the cost of our mailings and shipments to consumers. We benefit from discounts from the basic postal rate structure, such as discounts for bulk mailings and pre-sorting by zip code and carrier routes. Any increase in postal and other delivery service rates, including the elimination of existing discounts, that we cannot recover, through an increase in our pricing of our services, could have a material adverse affect on our business.


OUR BUSINESS IS VERY LABOR INTENSIVE

     Our success is significantly dependent on our ability to recruit, hire, train and retain qualified employees and independent contractors. A significant increase in our employee turnover rate could increase our recruiting and training costs and decrease operating effectiveness and productivity. Also, the addition of significant new clients or the implementation of new high-volume programs may require us to recruit, hire and train qualified personnel at an accelerated rate. We may not be able to continue to hire, train and retain sufficient qualified personnel to adequately staff our services in support of our clients' marketing programs. Because labor costs are a significant portion of our costs, an increase in wages, costs of employee benefits or employment taxes not recoverable through an increase in our pricing could have a material adverse effect on our business, results of operations or financial condition. In addition, some of our facilities are located in areas with relatively low unemployment rates, making it more difficult and costly to hire qualified personnel. See "-- We May Not Sustain Revenue Growth" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

THE MARKET IN WHICH WE COMPETE IS HIGHLY COMPETITIVE

     Our industry is highly competitive and fragmented. We expect competition to persist and to intensify in the future. Our competitors include small firms offering specific promotion fulfillment applications, divisions of larger entities and large independent firms. A number of competitors have or may develop greater capabilities and resources than us. Similarly, additional competitors with greater resources than us may enter our industry. Our performance and growth could be negatively affected if our existing clients decide to provide in-house customer service operations that currently are outsourced or if potential clients retain or increase their in-house customer service operations. In addition, competitive pressures from current or future competitors could cause our services to lose market acceptance or result in significant price erosion. This could result in a material adverse effect upon our business, results of operations or financial condition. See "Business -- Competition".


THERE ARE RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY


     One element of our growth strategy is to pursue strategic acquisitions that either expand or complement our business. We may not be able to identify acceptable acquisition candidates or complete any strategic acquisitions on favorable terms or in a timely manner. Acquisitions involve a number of special risks, including the diversion of management's attention to the integration of the operations and personnel of the acquired companies, adverse short-term effects on our operating results and/or the integration of financial reporting and other management systems. In addition, we may require additional debt or equity financing for future acquisitions, which may not be available on favorable terms, if at all. We may not be able to successfully integrate an acquired business into our business or operate profitably a business we acquire.

WE MAY NOT HAVE SUFFICIENT RESOURCES TO PURCHASE THE NOTES UPON CHANGE OF
CONTROL

     Upon a Change of Control, we must give you the opportunity to sell us your Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase. The source of funds for any such purchase will be our available cash or cash generated from operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling person. However, we may not have sufficient funds at the time of any Change of Control to make any required repurchases of Notes tendered and restrictions in the Credit Facility or in any future indebtedness incurred by us may not allow us to make the required repurchases. See "Description of the Notes -- Change of Control."

     The Change of Control provision may not necessarily afford you protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving us that may adversely affect you. Such transaction also may not involve a shift in voting power or beneficial ownership, or, even if it does, may not involve a shift of the magnitude required under the definition of Change of Control to trigger such provisions. Except as described under "Description of the Notes -- Change of Control", the Indenture does not contain provisions that permit the holders of the Notes to require us to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

THE INTERESTS OF OUR CONTROLLING STOCKHOLDERS MAY CONFLICT WITH YOUR INTERESTS AS HOLDERS OF THE NOTES


     We are a wholly owned subsidiary of Holdings. As a result of the Recapitalization, the outstanding voting stock of Holdings is owned as follows:



    - DBCP                           46.0%
    - OTPPB                          29.7%
    - The Management Stockholders    13.8%
    - Jay F. Ecklund                 10.5%

     Under a stockholders' agreement, DBCP is entitled to designate two directors to Holdings' board of directors, each of OTPPB and Jay F. Ecklund is entitled to designate one director and Holdings' chief executive officer serves as a director. In addition, DBCP and OTPPB are entitled to designate jointly up to three independent directors to the Board of Directors. Accordingly, DBCP and OTPPB collectively hold a majority of the voting stock and have the power to designate a majority of Holdings' directors and, upon the occurrence of certain events, DBCP will itself have the power to designate a majority of Holdings' directors. Circumstances may occur in which the interests of OTPPB and/or DBCP, as shareholders of Holdings, could be in conflict with your interests as holders of the Notes. Also, under the stockholders' agreement, we may not undertake certain corporate actions or enter into certain transactions without the consent of DBCP and/or OTPPB, including our sale and the consummation of an initial public offering. Thus, if DBCP and/or OTPPB, or their representatives on the Board of Directors, are unable to reach consensus on matters requiring their separate approval, our business, results of operations and financial condition could be materially adversely affected.



     DBCP owns an interest in Distribution Associates, Inc., a third party fulfillment company. DBCP may acquire interests in other direct marketing services companies. No assurance can be given that a merger or other transaction involving us and/or Holdings and one or more of such DBCP owned companies will not be considered in the future.


THE NOTES AND THE GUARANTEES ARE JUNIOR TO OUR EXISTING INDEBTEDNESS AND POSSIBLY OUR FUTURE INDEBTEDNESS


     The Notes and the Guarantees are unsecured and subordinated to the prior payment in full of our Senior Debt and all Guarantor Senior Debt (as these terms are defined under "Description of the Notes"), respectively. As of December 31, 1999, we had approximately $0.3 million of Senior Debt outstanding under a commitment for up to $10 million under the Credit Facility (subject to availability under the terms of the Credit Facility). At such date, we had no indebtedness subordinated to the Notes outstanding. In the event of our or Holdings' bankruptcy, liquidation or reorganization our assets and the assets of Holdings (or any Subsidiary Guarantor that may exist in the future) will be available to our pay obligations on the Notes only after all Senior Debt or Guarantor Senior Debt, as the case may be, has been paid in full and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. In addition, we may not pay principal or premium, if any, or interest on the Notes if any Senior Debt or Guarantor Senior Debt is not paid when due or any other default on any Senior Debt or Guarantor Senior Debt occurs and the maturity of such Senior Debt or Guarantor Senior Debt is accelerated. Only when such amount has been paid in full or the default has been cured or waived and such acceleration has been rescinded will we then be able to pay principal or premium on the Notes. In addition, if any default occurs with respect to certain Senior Debt or Guarantor Senior Debt and certain other conditions are satisfied, we may not make any payments on the Notes for a designated period of time. Finally, if any judicial proceeding is pending with respect to a payment default on Senior Debt or Guarantor Senior Debt or other default with respect to certain Senior Debt or Guarantor Senior Debt or if the maturity of the Notes is accelerated because of a default under the Indenture and such default constitutes a default with respect to any Senior Debt or Guarantor Senior Debt, we may not make any payment on the Notes.


SINCE HOLDINGS HAS NO OTHER OPERATIONS ITS ABILITY TO MAKE PAYMENTS ON ITS GUARANTEE IS LIMITED


     As of the date of this Prospectus, all of the operations of Holdings are conducted through Young America and Holdings has no material assets other than the stock of Young America and the title to the production and administration facility in Young America, Minnesota. Accordingly, the Guarantor's cash flow and, consequently, its ability to service debt, including the Guarantee (as defined under "Description of the Notes"), will depend upon our operations.

YOU MAY NEED TO COMPLY WITH BLUE SKY RESTRICTIONS ON RESALE OF NOTES

     In order to comply with the securities laws of certain jurisdictions, the Notes may not be offered or resold by you unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We do not currently intend to register or qualify the resale of the Notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP


     We do not intend to apply for a listing of the Notes on a securities exchange or on any automated dealer quotation system. We have been advised by Deutsche Banc Alex. Brown ("DBAB") that as of the date of this Prospectus, DBAB intends to make a market in the Notes. DBAB is not obligated to do so, however, and any market-making activities with respect to the Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Because DBAB is our affiliate, DBAB is required to deliver a current "market-making prospectus" and otherwise comply with the registration requirements of the Securities Act in connection with any secondary market sale of the Notes. Accordingly, DBAB's ability to make a market in the Notes may, in part, depend on our ability to maintain a current market-making prospectus.


     There can be no assurance as to the liquidity of any market that may develop for the Notes. If a trading market does not develop or is not maintained, you may experience difficulty in reselling the Notes or may be unable to sell them at all. If a market develops for Notes, future trading prices of the Notes will depend on many factors, including:

     - our financial condition results of operations and prospects,

     - the market for similar securities,

     - prevailing interest rates, and


     - other factors, including general economic conditions.


Depending on those and other factors, the Notes may trade at a discount from their principal amount.

FRAUDULENT CONVEYANCE -- STATE AND FEDERAL LAWS MAY PERMIT A COURT TO VOID THE NOTES AND GUARANTEES UNDER CERTAIN CIRCUMSTANCES


     The Notes were issued in exchange for the Old Notes. We loaned and distributed the proceeds from the sale of the Old Notes to Holdings which used such amounts to repay amounts outstanding under the Bridge Facility which were incurred in connection with the Recapitalization. The obligations we incurred under the Indenture and the Notes and the obligations incurred by Holdings under the Indenture and its Guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar laws in a bankruptcy or reorganization case or lawsuit commenced by or on behalf of our creditors or the creditors of Holdings. Under these laws, if a court were to find that, at the time we or Holdings incurred indebtedness under the Bridge Facility and Holdings purchased its capital stock pursuant to the Recapitalization or at the time we issued the Old Notes and Holdings issued its Guarantee of the Old Notes and we made the loan and distribution to Holdings, we or Holdings, as the case may be:


     - incurred such indebtedness with the intent of hindering, delaying or defrauding present or future creditors, or

     - received less than the reasonably equivalent value in consideration for incurring such indebtedness, and:

        -- were insolvent or rendered insolvent by reason of such incurrence or repurchasing such capital stock,

        -- were engaged or about to engage in a business or transaction for which our or Holding's assets constituted unreasonably small capital, or

        -- intended to incur, or did incur, or believed that we or Holdings would incur, debts beyond our or its ability to pay as they matured or became due,

then such court might:

     - subordinate the Notes or the Guarantee to our or Holdings' presently existing or future indebtedness,

     - void the issuance of the Notes (in our case) or the Guarantee (in the case of Holdings) and direct the repayment of any amounts paid thereunder to our or Holdings' creditors, or

     - take other actions detrimental to holders of the Notes and the Guarantee.

     The measure of insolvency under fraudulent conveyance statutes will vary depending upon the law of the jurisdiction being applied. However, we or Holdings generally would be considered insolvent at the time we or Holdings incurred indebtedness under the Bridge Facility or the Notes or the Guarantee, as the case may be, if:

     - the fair market value (or fair salable value) of our assets or the assets of Holdings, as applicable, were less than the amount required to pay our or Holdings' total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute or matured, or

     - we or Holdings were incurring debts beyond our or its ability to pay as such debts mature.

We cannot predict:

     - what standard a court would apply in order to determine whether we or the Guarantor were "insolvent" as of the date we or the Guarantor incurred indebtedness under the Bridge Facility or issued the Notes or the Guarantee, or that regardless of the method of valuation a court would determine that we or the Guarantor were insolvent on that date, or

     - whether a court would not determine that the payments constituted fraudulent transfers on another ground.

     To the extent a court voids the Guarantee as a fraudulent conveyance or holds it unenforceable for any other reason, holders of the Notes would cease to have any claim in respect of the Guarantor and would be creditors solely of us. In such event, the claims of the holders of the Notes against the issuer of an invalid Guarantee, if any such claims were allowed, would be subject to the prior payment of all liabilities and preferred stock claims of the Guarantor. There can be no assurance that, after providing for all prior claims, if any, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any voided portions of the Guarantee, if any such claims were allowed.


     Based upon financial and other information available to us, we believe that we issued the Old Notes and the Notes and Holdings issued its Guarantee for proper purposes and in good faith. We also believe that at the time we and Holdings incurred indebtedness under the Bridge Facility and at the time we and Holdings issued the Old Notes and the Notes and the Guarantees thereof, we and Holdings (1) were not insolvent or rendered insolvent thereby, (2) had and will have sufficient capital to run our business and (3) were and will be able to pay our debts as they mature or become due. In reaching these conclusions, we have relied on various valuations and estimates of future cash flow that necessarily involved a number of assumptions and choices of methodology. However, a court may not adopt the assumptions and methodologies we have chosen or concur with our conclusion as to our and Holdings' solvency.

                                USE OF PROCEEDS


     This Prospectus is delivered in connection with the sale of the Notes by DBAB in market-making transactions. We will not receive any of the proceeds from such sales.


                                 CAPITALIZATION


     The following table sets forth the actual consolidated capitalization of Holdings at December 31, 1999. This table should be read in conjunction with the financial statements of Holdings and the related notes thereto and "Selected Historical Consolidated Financial Data," all included elsewhere in this Prospectus.



                                                              AT DECEMBER 31, 1999
                                                              --------------------
Long-term debt (including current portion):
  Senior Subordinated Notes.................................        $ 80,000
  Borrowings under the Credit Facility(1)...................              --
                                                                    --------
     Total long-term debt...................................          80,000
     Redeemable Class A Common Stock........................             734
     Total stockholders' deficit............................         (64,213)
                                                                    --------
          Total capitalization..............................        $ 16,521
                                                                    ========


---------------

(1) The Credit Facility includes a commitment for up to $10.0 million of borrowings subject to a borrowing base formula equal to 85% of Eligible Accounts Receivable less Non Cleared Rebate Items net of cash and cash equivalents (as defined in the Credit Facility) and has a final maturity date of March 31, 2001. The Credit Facility also provides for up to $1.0 million of letters of credit within that commitment. As of December 31, 1999, there was one letter of credit with a face amount of approximately $0.3 million outstanding under the Credit Facility out of total availability under the borrowing base formula of approximately $9.6 million as of December 31, 1999.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA



    The following tables present selected financial data as of and for each of the years in the five-year period ended December 31, 1999. The financial data as of and for the years ended December 31, 1997, 1998 and 1999 are derived from and should be read in conjunction with the audited financial statements of Holdings and the related notes thereto included elsewhere in this Prospectus. The selected financial data for the years ended December 31, 1995 and 1996 are derived from audited financial statements of Holdings that are not included herein.



    During 1999, the Company revised the presentation of revenues in its Statements of Operations. The Company had previously reported all billed amounts that were priced to include a margin element. These revenues included the full value of rebate payments funded with the Company's working capital and the amount billed to clients for shipping merchandise and mailing checks. The Company now presents as revenues (i) service fees for rendering CIP services,
(ii) the margin obtained from using working capital to fund client rebate checks (referred to in the industry as slippage), and (iii) the margin realized on postage and freight billings as a result of discounts and presorting or other postal cost reduction techniques which are available to the Company due to the large volume of mail and other shipments processed by the company for all of its clients in the aggregate. Revenues previously reported have been revised to conform to the 1999 presentation. Such revision had no effect on previously reported gross profit, net income (loss) or stockholders' deficit.



                                                                         YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------------------
                                                            1999        1998       1997       1996       1995
                                                            ----        ----       ----       ----       ----
STATEMENT OF OPERATIONS DATA:
Revenues.................................................  $82,747    $ 64,595    $70,085    $51,525    $35,633
  Cost of revenues.......................................   55,848      49,434     40,447     31,393     24,920
                                                           -------    --------    -------    -------    -------
Gross profit.............................................   26,899      15,161     29,638     20,132     10,713
Selling expenses.........................................    6,021       6,059      5,504      4,610      3,493
General and administrative expenses......................    9,348       5,798      9,754      7,140      5,949
Compensation charges attributable to Recapitalization....       --         (43)    17,924         --         --
Reserve for lease obligations............................       --         850         --         --         --
                                                           -------    --------    -------    -------    -------
Operating income (loss)..................................   11,530       2,497     (3,544)     8,382      1,271
Interest expense.........................................   (9,789)    (13,095)    (1,029)       (91)      (252)
Interest income..........................................      675         666      1,038        201         10
Transaction costs attributable to Recapitalization.......       --          --     (1,967)        --         --
Other income (expense)...................................      (47)       (182)        --        (60)       (15)
                                                           -------    --------    -------    -------    -------
Income (loss) before income taxes........................    2,369     (10,114)    (5,502)     8,432      1,014
Provision for income taxes...............................      877      (3,742)       423         --         --
                                                           -------    --------    -------    -------    -------
Net income (loss)........................................  $ 1,492    $ (6,372)   $(5,925)   $ 8,432    $ 1,014
                                                           =======    ========    =======    =======    =======
UNAUDITED PRO FORMA INCOME TAX DATA(a):
Income (loss) before income taxes........................                         $(5,502)   $ 8,432    $ 1,014
Provision for (benefit from) income Taxes................                          (1,308)     3,120        375
                                                                                  -------    -------    -------
Pro forma net income (loss)..............................                         $(4,194)   $ 5,312    $   639
                                                                                  =======    =======    =======
OTHER FINANCIAL DATA:
EBITDA, as adjusted(b)...................................  $13,494    $  4,511    $(1,956)   $ 9,578    $ 2,238
EBITDA, as adjusted, margin(c)...........................    16.3%        7.0%      (2.8%)     18.6%       6.3%
Capital expenditures.....................................  $ 1,249    $  2,374    $ 3,330    $ 1,739    $ 1,061
Depreciation and amortization(d).........................    1,964       2,014      1,588      1,196        967
Cash interest expense(e).................................    9,353       9,450        981         91        252
Ratio of earnings to fixed charges(f)....................     1.2x          --         --      13.1x       2.5x



                                                                           AS OF DECEMBER 31,
                                                         ------------------------------------------------------
                                                           1999        1998        1997       1996       1995
                                                         --------    --------    --------    -------    -------
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $ 13,633    $ 12,220    $ 17,940    $20,573    $   242
Working Capital........................................     1,643         (40)     11,136      5,823      2,076
Total assets...........................................    45,421      45,662      41,742     36,443     20,197
Total debt.............................................    80,000      80,000      80,000         --         --
Redeemable Class A Common Stock........................       734         890       7,380         --         --
Stockholders' (deficit) equity.........................   (64,213)    (65,729)    (65,057)    12,073      7,847

(a) For periods ended on or prior to December 31, 1997 this information reflects the pro forma income tax provision that would have been provided had the Company been a C corporation, rather than an S corporation, for income tax purposes.



(b) EBITDA, as adjusted, represents earnings before interest expense, other income(expense), income taxes, depreciation and amortization. Data for EBITDA, as adjusted, is included because management understands that such information is considered by certain investors as an additional basis on which to evaluate the Company's ability to pay interest, repay debt and make capital expenditures. EBITDA, as adjusted, does not reflect deductions for interest, other expense, income taxes, depreciation and amortization, each of which can significantly affect the Company's results of operations and liquidity and should be considered in evaluating the Company's financial performance. EBITDA, as adjusted, is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance determined in accordance with generally accepted accounting principles.



(c) EBITDA, as adjusted, margin represents EBITDA, as adjusted, as a percentage of revenues.



(d) Excludes amortization of deferred financing costs.



(e) Cash interest expense excludes amortization of deferred financing costs.



(f) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes and fixed charges by fixed charges. Fixed charges for this purpose include interest expense, amortization of deferred financing costs and one third of operating lease payments (the portion deemed to be representative of the interest factor). For the years ended December 31, 1998 and 1997, earnings were inadequate to cover fixed charges by $10,114 and $5,502, respectively. The shortfall for the year ended December 31, 1998 was largely attributable to a full year of interest expense on debt incurred in connection with the Recapitalization, amortization and write-off of deferred financing costs of $3.6 million, and a one-time reserve for the termination of Interactive Voice Response leases of $850, and the shortfall for the year ended December 31, 1997 was attributable to fees and expenses incurred in connection with the Recapitalization, including compensation charges of $17,924 for bonuses and phantom stock payments and transaction fees and expenses of $1,967.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


     The following information should be read in conjunction with the "Selected Historical Consolidated Financial Data" and the historical consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. The following discussion and analysis of the financial condition and results of operations covers periods before completion of the Recapitalization and the financing thereof. As a result of the Recapitalization and the issuance of the Notes, the Company is highly leveraged and the interest expense resulting from the Notes and other outstanding debt has and will continue to significantly affect the Company's results of operations. Accordingly, the results of operations for periods subsequent to the Recapitalization and the financing thereof will not be directly comparable to prior periods. See "Prospectus Summary -- The Recapitalization."


OVERVIEW




     The Company derives its revenues principally from three sources: service fees, rebate billings and postage and freight billings. Service fees are billed to clients primarily for (i) order processing (including the handling of mail, telephone calls, facsimiles and e-mail received from consumers), (ii) fulfillment (including the delivery of product premiums and samples as well as rebate checks to consumers), (iii) data gathering, analysis and reporting and
(iv) related customer service (including receiving and responding to consumer inquiries). As described below, the Company bills clients for the face amount of rebate checks issued by the Company under certain rebate programs and for postage and/or freight related to fulfillment of rebate checks and shipments of merchandise under premium and product sampling programs.



     In connection with approximately 34% of the aggregate dollar amount of checks issued under rebate programs for which the Company has provided CIP services, the Company has entered into contractual arrangements with its clients providing that the Company would fund from the Company's own working capital the payment of rebates offered by the clients. In such cases, the face amount of the rebate checks issued to consumers is then billed to the Company's clients. As is typical in the industry, a portion of checks issued to consumers are not cashed, and, under the contractual arrangements with clients, the Company retains the amount of the uncleared checks, which the industry refers to as slippage and is recognized as revenue by the Company. In those situations where the Company has not been asked to use its working capital to fund rebate programs, the Company generally quotes higher service fees for client-funded rebate programs in order to offset the lack of slippage to be retained by the Company. Thus, a change in the mix of rebate programs from Company-funded to client-funded should not have a material impact on the Company's reported gross profit unless there also occurs a substantial change in the overall volume of rebate programs handled by the Company for its clients.



     The Company recognizes as revenue the margin associated with the amount billed to clients for shipping merchandise premiums and samples and for mailing rebate checks. Such billings are generally based upon standard rates which approximate those that would be charged to such clients by the United States Postal Service or other delivery services. The Company realizes a margin on postage and freight revenues because it pays lower rates to the delivery services reflecting (i) discounts available to the Company for performing various sorting and other tasks and (ii) the high-volume of mail and other shipments sent by the Company for all its clients in the aggregate.



     Although the Company's operating results are not subject to seasonality, the Company's quarterly revenues and profitability can be impacted by the timing of its clients' programs, the availability of client-provided merchandise to fulfill consumer requests or clients' decisions not to repeat specific marketing programs. Program timing can affect quarterly revenues and profitability because most of the marketing programs that the Company supports are short in duration. The Company's activity level on a particular marketing program is often concentrated around the consumers' final response date under the program, so that the Company's revenues from a high-volume program may be concentrated in one or two quarters. In addition, with premium programs, the volume of consumer requests can be difficult to predict. To the extent clients have underestimated the consumer response to their programs and have not provided the Company with sufficient quantities of merchandise, the Company may not be able to fulfill all consumer requests in a timely manner. Consequently, the Company may be delayed in performing a portion of its services and recognizing the related revenue. In such situations, however, the Company often handles increased consumer inquiry calls to the Company's call centers and may mail delay card and order acknowledgment correspondence to consumers. For providing these extra services, the Company will derive additional revenue and gross profit from service fees.



     The marketing programs undertaken by the Company's clients can vary significantly in timing, size and type, resulting in variations in requirements for labor, facilities and equipment. The Company seeks flexibility in the way that it obtains these resources and attempts to increase the variable proportion of its cost structure. The Company's operations are very labor intensive, with labor costs representing approximately 72% and 66% of processing and servicing costs in 1998 and 1999, respectively and 68% and 73% of selling, general and administrative expenses for 1998 and 1999, respectively. The Company's use of a flexible labor force, including part time and variable employees and independent contractors, makes its processing and servicing expense structure more variable. The shortage of labor availability in recent years has been a challenge for the Company and can have an adverse affect on margins as the wage rates are driven by companies competing for labor resources. The Company continues to explore staffing options and employment incentive programs to attract and retain qualified employees.



     The Company also strives to achieve flexibility in its commitments for facilities and equipment. A premium program that involves receiving, storing and shipping a large number of merchandise items or items of large size requires more warehouse space, packaging equipment and sophisticated inventory management systems than a rebate program that involves mailing rebate checks. The Company has limited owned real property and attempts to utilize operating leases for facilities wherever possible. The Company also generally seeks to lease technology-related equipment under operating leases with flexible options in order to be able to eliminate or substitute equipment to reduce lease costs commensurate with needs or to allow the Company to upgrade or change equipment.



RESULTS OF OPERATIONS



  The Year Ended December 31, 1999 Compared with the Year Ended December 31,
1998



     Revenues. Revenues for the year ended December 31, 1999 increased by $18.2 million, or 28.1% to $82.7 million from $64.6 million for the year ended December 31, 1998. The increase in revenues was largely attributable to revenues from new clients and a full year of revenue from clients added in the second half of 1998, as well as an increase in revenues from other clients. The Company has seen an increase in revenues from retail and technology-related clients that run high-value rebate programs and require integrated services, including inbound order processing, outbound fulfillment of rebate checks, call center customer services, and data management and reporting services.



     Gross Profit. The Company's gross profits increased 77% to $26.9 million for the year ended December 31, 1999 from $15.1 for the year ended December 31, 1998. As a percentage of revenues, gross profit increased to 32.5% in 1999 from 23.5% in 1998. The increase was a result of the Company's focus to contain costs and increase productivity while ensuring client pricing was sufficient to obtain profitability targets established by the Company. In 1999, the Company was able to process increased revenues without a proportionate increase in semi-variable costs. This was accomplished in part by realizing full-year cost savings from initiatives implemented in the second half of 1998 in addition to new initiatives undertaken in 1999. In the second quarter of 1999, the Company consolidated some inbound operations from the Mankato, Minnesota location into the Young America, Minnesota location and developed an outsourcing relationship to process the inbound mail sortation. In the third quarter of 1999, the Company consolidated the outbound operations by moving the packaging and warehousing operations from the Winthrop, Minnesota facility to the Glencoe, Minnesota facility. The outbound consolidation allowed the Company to develop two outbound locations that provide full service from inventory receipt and storage through product packaging and shipping. The consolidation significantly reduced the need for transportation of inventory between locations and improved the packaging operational efficiencies.



     Operating Income. Operating income for the year ended December 31, 1999 was $11.5 million, a 362% increase over the 1998 operating income of $2.5 million. As a percentage of revenues, operating income was 13.9% for the twelve months ended December 31, 1999 as compared to 3.9% for the corresponding period of 1998. The increase in operating income was a result of the increase in gross profits partially offset by an increase in selling, general and administrative expenses. Selling, general and administrative expenses increased $3.5 million, or 29.6% to $15.4 million for the twelve months ended December 31, 1999 from $11.9 million for the same period in 1998. The increase related primarily to a $2.5 million increase in bonus, profit sharing, and other labor-related expense.



     Interest Expense and Interest Income. Interest expense for the twelve month period ended December 31, 1999 was $9.8 million, a 25% decrease from the 1998 interest expense of $13.1 million. Interest expense in 1998 included $3.3 million of costs associated with obtaining the Bridge Facility, which costs were fully amortized upon repayment of the Bridge Facility with the proceeds of the Notes. The $9.8 million of interest expense in 1999 included i) $9.3 million of interest on the Company's Notes, ii) $.4 million amortization of deferred financing costs related to issuing the Notes, and iii) $.1 million of fees associated with non-usage of the Company's bank credit facility.



     Other Income and Expense. Other expense of $.1 million in 1999 was related to the loss associated with the disposal of some obsolete computer equipment in the fourth quarter of 1999. Other expense of $.2 million in 1998 was primarily related to the investigation of a potential acquisition that took place in the second quarter of 1998 and that was not pursued.



     Income Taxes. The Company recorded an income tax provision of $.9 million for the twelve months ended December 31, 1999 as compared to an income tax benefit of $3.7 million for the same period in 1998. The increase is a result of the change in profitability.



     Net Income. As a result of the foregoing, the Company recorded net income of $1.5 million in 1999 as compared to a net loss of $6.4 million in 1998.



  The Year Ended December 31, 1998 Compared with the Year Ended December 31,
1997



     Revenues.  Revenues for the year ended December 31, 1998 decreased
$5.5 million or 7.8% to $64.6 million from $70.1 million for the year ended December 31, 1997. The decrease in revenues is largely the result of the absence in 1998 of two large premium programs of one client. This client continues to place business with the Company, although it did not run a similar program in 1998. The client ran a large premium program in 1996 that required the Company's services into the second quarter of 1997, and then ran a similar program in 1997 that resulted in large volumes of consumer orders in the third and fourth quarters of 1997. Although the client did not run a similar program in 1998, the Company replaced most of the servicing revenue from this client with programs from other existing and new clients. Servicing revenue from all other clients increased 37.5%, to $52.8 million in 1998 from $38.4 million in 1997.



     Gross Profit. The Company's gross profit declined to $15.2 million or 23.5% of revenues for the year ended December 31, 1998. Gross profit for the year ended December 31, 1997 was $29.6 million or 42.3% of revenues. The reduction of gross profit as a percentage of revenues was primarily the result of increased expenses associated with added capacities and capabilities in anticipation of market changes and requirements for technology-based services. The ramp up in processing capacity was primarily associated with technical improvements in computer equipment, software and telemarketing systems including Interactive Voice Response, and a new call center in Oklahoma

City. The Company's efforts to expand its processing capabilities and capacity began in 1996 as part of its emphasis on high-volume programs, including new servicing concepts, which involve significant technology investment. In 1998, the Company took measures to reduce expenses as certain client programs had lower than anticipated levels of consumer participation. In the third quarter of 1998, the Company closed the outbound processing facility in Belle Plaine, Minnesota and the inbound processing facility in Albert Lea, Minnesota. As a result of the Company's strategy to enter into short-term leases, the Company did not incur ongoing or termination expenses under either lease. The operations of these facilities were consolidated into the Company's other existing facilities during the third quarter of 1998. In addition, an organizational restructuring was also completed in the beginning of the third quarter of 1998 that consolidated the majority of the call center functions from the Young America, Minnesota call center to the Mankato, Minnesota and Oklahoma City, Oklahoma call centers. The Company has retained a small amount of call center capacity in Young America, Minnesota to handle small client jobs and call volume overflow from the Company's other call center facilities.


     Operating Income. Operating income for the year ended December 31, 1998 was $2.5 million as compared to an operating loss of $3.5 million for 1997. Included in the 1997 operating loss were compensation charges of $17.9 million attributable to the Recapitalization. Excluding the effect of these compensation charges, 1997 operating income would have been $14.4 million, or 20.5% of revenues as compared to $2.5 million in 1998 or 3.9% of revenues. This
$11.9 million decrease was due to the decrease in gross profit, which was only partially offset by a $4.0 million reduction in general and administrative expenses from $9.8 million in 1997 to $5.8 million in 1998 primarily due to a $4.8 million decrease in profit sharing and management bonuses. No such profit sharing and management bonuses were paid in 1998. Excluding the 1997 profit sharing and management bonus expenses of $4.8 million, general and administrative expenses in 1998 increased 16.0% over 1997, reflecting increased fees related to the new ownership and debt structure. Selling expenses increased from $5.5 million in 1997 to $6.1 million in 1998 reflecting additions to sales and support staff to service new and more complex client programs.


     1998 operating income was also adversely affected by a $850,000 one-time expense related to the reserve of certain operating leases. During the first quarter of 1998, the Company entered into operating leases to increase its Interactive Voice Response capacity. These leases were entered into specifically to meet the estimated requirements of a new customer. Due to a variety of factors, the Company made a decision to terminate its relationship with this customer during the fourth quarter of 1998. As a result, the Company had lease obligations from which it would receive no future economic benefit. During the fourth quarter, the Company recorded a special charge of $850,000 to reserve for these future obligations.


     Interest Expense and Interest Income. Interest expense was $13.1 million in 1998 as compared to $1.0 million in 1997. This increase principally reflects a full year of interest expense on indebtedness incurred to finance the Recapitalization and $3.6 million of amortization of deferred financing costs. Amortization of deferred financing costs included $3.3 million of costs associated with obtaining the Bridge Facility, which costs were written off upon repayment of the Bridge Facility with the proceeds of the Old Notes, and the partial amortization of costs associated with the issuance of the Old Notes and Notes thereafter. Interest expense of $1.0 million in 1997 represents the interest associated with the Bridge Facility for the period of November 25, 1997 through the end of the year. Interest income was $.7 million in 1998 as compared to $1.0 million in 1997 due to lower average cash balances in 1998.


     Other Income and Expense. Other expense of $.2 million in 1998 was primarily related to the investigation of a potential acquisition that took place in the second quarter of 1998 and that was not pursued. In 1997, the Company incurred $2.0 million of non-recurring fees and expenses in connection with the Recapitalization.


     Income Taxes. The Company recorded an income tax benefit of $3.4 million for 1998 as compared to an income tax provision of $.4 million in 1997. Prior to the Recapitalization, the Company was an S corporation for income tax purposes. Accordingly, for periods prior to the Recapitalization, the Company did not accrue income tax expense on its historical financial statements. The statement of income for 1997 includes proforma net income (loss) information reflecting a pro forma benefit for taxes in 1997 of $1.3 million, calculated at an assumed combined federal and state tax rate of 37% as if the termination of Holdings' status as an S corporation had occurred as of the beginning of 1997.


     Net Income. As a result of the foregoing, the Company's net loss increased to $6.4 million in 1998 from $5.9 million in 1997.



INCOME TAXES

     Prior to the Recapitalization, Holdings was an S corporation for income tax purposes. As an S corporation, Holdings was only liable for U.S. federal income taxes under certain circumstances and liable for state income taxes in certain jurisdictions; all other domestic income taxes were the responsibility of Holdings' stockholders. Concurrently with the Recapitalization, Holdings became a taxable C corporation. The pro forma net income information in the historical audited financial statements included elsewhere in this Prospectus reflects the application of corporate income taxes to the Company's taxable income at an assumed combined federal and state tax rate of 37% as if the termination of Holdings' status as an S corporation had occurred as of the beginning of each period presented. Any tax benefits resulting from bonus payments and phantom stock payments made to certain members of management of the Company in connection with the Recapitalization were realized during the period ending on the day immediately prior to the Recapitalization Date when the Company was an S corporation. Accordingly, any such tax benefits were realized by the Selling Stockholders and will not reduce any future tax liability of the Company as a C corporation.
     The conversion from an S corporation to a C corporation resulted in the Company recording, in the fourth quarter of 1997, a net deferred tax liability and a corresponding one-time charge to earnings of approximately $0.9 million. This amount represents management's estimate of differences in the bases of assets and liabilities for tax and financial reporting purposes.


LIQUIDITY AND CAPITAL RESOURCES


     At December 31, 1999, no amounts were outstanding under the Company's $10.0 million Credit Facility with Norwest Bank Minnesota, N.A. ("Norwest"). At such date, the Company had a stockholders' deficit of $64.2 million, indebtedness of $80.0 million and working capital of $1.6 million. On November 25, 1997 the Company completed the Recapitalization (see Note 4 of the Audited Consolidated Financial Statements). On February 23, 1998, Young America Corporation issued $80,000,000 of the Notes (see Note 9 of the Audited Consolidated Financial Statements). In August, 1998, the Company filed with the Commission a registration statement relating to an offer to exchange the Old Notes for an equal aggregate principal amount of the Notes. The Notes are also guaranteed by Holdings on a senior subordinated basis. The registration statement became effective August 6, 1998, and the exchange offer was completed on September 4, 1998.


     The Company has historically financed its operations and capital expenditures principally through the retention of cash flow from operations after payment of distributions to shareholders primarily to permit them to meet tax obligations as a result of the Company being an S corporation prior to the Recapitalization. For the years ended December 31, 1999, 1998 and 1997 net cash provided by (used in) operating activities were $2.8 million, $.9 million and ($8.7) million, respectively. In 1999, cash provided by operating activities funded the purchase of $1.3 million of property and equipment and $.1 million of stock redemption payments and was the result of increased profitability and changes in working capital. In 1998, cash provided by operating activities was significantly reduced by the payment of interest on the Bridge Facility and Notes. The cash usage in 1997 was attributable to the expenses incurred in connection with the Recapitalization, including compensation charges of $17.9 million for bonuses and phantom stock payments and transaction fees and expenses of $2.0 million. Excluding the effect of such nonrecurring charges, the Company's 1997 cash flow provided by operations was $11.2 million. The Company's future cash flow from operations will continue to reflect (i) income taxes that the Company is required to pay as a C corporation and (ii) interest that will be incurred on outstanding indebtedness, including the Notes.

     Net cash used in investing activities for the years ended December 31, 1999, 1998 and 1997 were $1.3 million, $2.4 million, and $3.3 million, respectively. These capital expenditures are principally related to purchases of leasehold improvements, computer equipment and software, and warehousing and packaging equipment for fulfillment services provided by the Company. To support the Oklahoma call center, the Company purchased various equipment and leasehold improvements aggregating $0.5 million. The Company anticipates that capital expenditures for 2000 will not exceed $4 million. Subsequent to December 31, 1999, the Company used approximately $2.0 million to acquire certain assets and liabilities of SourceOne.



     Net cash provided by (used in) financing activities for the years ended December 31, 1999, 1998 and 1997 were $(.1) million, $(4.3) million and $9.3 million respectively. Cash used in 1999 reflects the redemption of redeemable common stock. Cash used in 1998 reflects the payment of financing costs associated with the placement of the Old Notes and a $.7 million payment to the Selling Stockholders in connection with the Recapitalization. In addition, following December 31, 2001, the Company is obligated to make additional payments, not to exceed $15 million, to the Selling Stockholders and certain employees of the Company, subject to the Company achieving certain performance targets set forth in the agreements relating to the Recapitalization. Net cash provided by financing activities in 1997 of $9.3 million reflects $80.0 million of proceeds from the Old Notes and $38.8 million of proceeds from issuance of common stock to the Investor Group partially offset by $3.3 million of financing costs associated with the Notes and Bridge Loan, the $92.2 million purchase of stock from the Selling Stockholders, and $13.9 million of distribution to shareholders prior to the Recapitalization. There were no shareholder distributions in 1998 or 1999.



     The Credit Facility provides for borrowings of up to $10.0 million based on a borrowing base formula equal to 85% of Eligible Receivables less Noncleared Rebate Items net of cash and cash equivalents (as defined in the Credit Facility) and has a final maturity date of March 31, 2001. The Credit Facility does not have any commitment reductions scheduled before maturity. Borrowings under the Credit Facility accrue interest, at the option of the Company, at either the bank's base rate or at an interest rate equal to the London interbank rate for Eurodollar deposits for one, two or three month interest periods plus 2.5%. A fee of .5% per annum is payable with respect to the unused Commitment Amount (as defined in the Credit Facility) The Credit Facility is secured by a first priority interest in accounts receivable and related general intangibles of the Company.



     The Credit Facility was last amended on February 25, 2000 (the "Amended Facility"). The Amended Facility revised the restrictive covenants to allow capital expenditures of up to $4 million for the fiscal year ending December 31, 2000. The Amended Facility requires the Company to maintain its Interest Coverage Ratio (as defined in the Amended Facility), determined at the end of each quarter, at not less than 1.00 to 1 for each of the quarters ending March 31, 2000 and June 30, 2000, at not less than 1.10 to 1 for the quarter ending September 30, 2000, at not less than 1.30 to 1 for the quarter ending December 31, 2000, and at not less than 1.35 to 1 for each of the quarters ending March 31, 2001 and thereafter. The Company was in compliance with all required covenants as of December 31, 1999. There were no amounts outstanding under the Amended Facility as of December 31, 1999.



     In compliance with certain state laws, the Company obtains performance bonds in connection with sweepstakes programs it manages on behalf of clients. The Company is indemnified by its clients for any obligations on those performance bonds, and the cost to the Company of obtaining the performance bonds plus a markup is billed to the clients.



     The Company will rely mainly on internally generated funds, and to the extent necessary, borrowings under the Credit Facility, to meet its liquidity needs. The Company also expects to utilize operating leases to finance its needs for facilities and certain equipment. See Note 8 of Notes to the Consolidated Financial Statements for a summary of the Company's commitments under operating leases. The Company believes that the cash flow from operations together with existing cash and cash equivalents and available borrowings under the Credit Facility will be adequate to meet its liquidity requirements, including interest payments with respect to the Notes, for at least the next 12 months.

     The Company's ability to pay principal and interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which performance will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the control of the Company. The Company's ability to pay principal and interest on the Notes and to satisfy its other debt obligations will also depend upon the future availability of revolving credit borrowings under the Credit Facility or any successor facility. Such availability is or may depend on, among other things, the Company meeting certain specified borrowing base prerequisites. The Company expects that, based on current and expected levels of operations, its operating cash flow, together with borrowings under the Credit Facility, should be sufficient to meet its operating expenses, to make necessary capital expenditures and to service its debt requirements as they become due. If the Company is unable to service its indebtedness, it will be forced to take actions such as reducing or delaying acquisitions and/or capital expenditures, selling assets, restructuring or refinancing its indebtedness (which could include the Notes), or seeking additional equity capital. There is no assurance that any of these remedies can be effected on satisfactory terms, if at all.



MARKET RISK


     The Company is exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. The Company does not enter into derivative or other financial instruments for trading or speculative purposes.


     For fixed rate debt, interest changes affect the fair market value but do not impact earnings or cash flows. At December 31, 1999, the Company had a fixed rate debt of $80 million. Holding other variables constant, a 1% increase in interest rates would decrease the unrealized fair market value of the fixed rate debt by approximately $2.4 million.



RECENT ACCOUNTING PRONOUNCEMENTS



     In 1999, the Company adopted AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued in March 1998, effective for fiscal years beginning after December 15, 1998. This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use. The adoption of SOP 98-1 did not affect the Company's results of operations or financial position.



     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective, as amended, for years beginning after June 15, 2000. SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge criteria are met. Special accounting for qualifying hedges allow a derivative's gains or losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company expects this statement to have no impact upon adoption.



     Effective January 1, 1999, the Company adopted the Financial Accounting Standards Board Statement of Position (SOP) 98-5, "Reporting on the Costs of Start Up Activities", effective for fiscal years beginning after December 15, 1998. SOP 98-5 requires the expensing of start-up activities as incurred, versus capitalizing and expensing them over a period of time. The adoption of SOP 98-5 did not affect the Company's results of operations or financial position.


INFLATION

     The Company believes that inflation has not had a material impact on its results of operations for the periods and years reported. As a result of its cost based services pricing and the short-term nature of client contracts, the Company does not anticipate that inflation will have a negative impact on its operations in the future, other than the impact that inflation may have on the economy as a whole.

                                    BUSINESS

GENERAL


     The Company provides a wide range of CIP services to large consumer product and consumer service companies. The services the Company has historically provided include the handling and processing of consumer responses to client marketing programs (especially rebates and premium programs). The Company's clients utilize various marketing programs to establish relationships with their customers and contract with the Company to handle the interactions. These communications or interactions take on many forms but are all targeted at satisfying the client's consumers' needs and requests in a manner that achieves the highest degree of customer satisfaction. The interactions include inbound and outbound communications through Internet commerce, telecommunication and mail.



     The Company's more than 200 clients include such well-known companies as Sprint Spectrum, L.P., Anheuser-Busch Companies, Inc., Best Buy Company, General Mills, Inc., R.J. Reynolds Tobacco Company, Eastman Kodak Company, Hewlett-Packard Co., Target Corporation, Compaq Computer Corporation, Lexmark International, Inc., and OfficeMax. The Company's CIP services provide a link between its clients and their customers for numerous types of marketing programs, including rebate programs, purchase reward or premium programs, sweepstakes, product sampling programs, warranty registration programs, and literature distribution. In addition, the Company's CIP services provide the crucial "back end" for client's direct marketing and e-commerce initiatives. The Company's services include (i) receiving and processing orders received via the United States Postal Service, fax, telephone (live operator and Interactive Voice Response), and the Internet including e-commerce) (ii) fulfillment (including the warehousing, inventory management, picking and packing, and delivery of product, premiums, samples, collateral and literature as well as rebate checks to consumers), (iii) data gathering, analysis and reporting and
(iv) customer service (including receiving and responding to consumer inquiries). The Company provides numerous other services including printing, lettershop and sweepstakes management.



     CIP services improve the marketing efforts of customer-oriented companies by identifying and focusing on their most valuable existing and potential customers. In recent years, the Company has identified a significant, strategic shift among its clients from traditional "mass marketing" toward target marketing that utilizes new channels such as the Internet. The Company's CIP services provide an ideal platform for target marketing and utilization of new channels.



     The Company provides many services to support Internet promotions. Specifically, the Company can support online continuity, loyalty, premium, sampling, sweepstakes and rebate programs. Also, the Company supports full-scale e-commerce initiatives from site development and hosting to secure order capture and processing to fulfillment, customer care and return processing. Finally, the Company provides secure access to order information for clients and consumers, and flexible web-based reporting tools for clients. Because the Company believes that its clients have found Internet programs to be both effective and efficient, the Company believes that Internet promotions will grow significantly in the near term.



     The Company has also observed a trend among its clients toward more complex marketing programs. Consumer-oriented companies have sought to differentiate themselves from their competitors by offering more sophisticated marketing programs, often emphasizing consumer loyalty and repeat purchases, that appeal to their targeted customers. These complex marketing programs frequently involve increased consumer interactions that are designed to provide such companies with an opportunity to gather information about their customers. Management believes that spending on CIP services in support of these more complex marketing programs has outpaced and will continue to outpace the growth of services for simpler marketing programs such as traditional rebate, premium and sweepstakes programs. Accordingly, over the past three years the Company has enhanced its capabilities to become a provider not only of targeted promotion fulfillment services for simpler marketing programs but also of integrated, custom-designed CIP services for large complex marketing programs. Its breadth of services and ability to integrate such services to support complex marketing programs have distinguished the Company from the majority of its competitors, most of which offer a narrower range of services and serve a smaller number of clients. Management believes that the Company's broad service offering, together with its sophisticated information systems and quality control processes, has enabled it to become a leading provider of business-to-consumer CIP services.



     In each of the last three fiscal years, the Company managed over 3,200 marketing programs, with between 1,200 and 2,000 programs being processed at any point in time. As of December 31, 1999, the Company was processing approximately 1,400 client marketing programs. In each of the last three fiscal years, the Company distributed over 42 million items to its clients' customers. Items distributed by the Company have ranged from rebate checks to sales literature and collateral to large and small items of merchandise, premiums and product samples.



     In January 2000, the Company through its wholly owned subsidiary, SourceOne, acquired certain assets and liabilities of SourceOne Worldwide, LLC for approximately $2.4 million. SourceOne is a marketing services company located in Denver, Colorado with approximately $5.7 million in revenues in 1999. SourceOne focuses on business-to-business and business-to-consumer fulfillment. It provides comprehensive e-commerce services, including WWWeb site development and hosting), information asset management, worldwide inquiry order fulfillment, web-based credit card and e-check clearance, customer service, lithographic and inquiry printing and direct mail. SourceOne's customers include technology, pharmaceutical and virtual e-business companies. The Company's management believes this acquisition will help support the Company's strategy to continue strong revenue growth momentum by broadening service capabilities.



     Young America was incorporated in Minnesota in 1997 as a subsidiary of Holdings, a Minnesota corporation founded in 1972. The Company's principal office is located at 18671 Lake Drive East, Chanhassen, MN 55317 and its telephone number is (952) 294-6000.



BUSINESS STRATEGY



  Focus on Clients with Large Revenue Potential



     Since 1993, the Company's focus has been to attract and retain clients who require CIP services to support high-volume and/or complex marketing programs on a recurring basis and with which the Company can develop a strategic relationship. Management believes that high-volume and/or complex marketing programs by their scope and nature allow for higher revenues and improved profit margins. Beginning in 1995, the Company began seeking operational efficiencies by reducing the number of simple, low-volume marketing programs for which it would compete. At the same time, the Company upgraded its technology and operational systems in order to better focus on the needs of clients with large revenue potential for the Company. As a result, the Company has increased the number of clients that generate in excess of $1 million of servicing revenue per year from 1 in 1993 to 18 in 1999. The Company intends to continue to concentrate on clients that require more complex and/or higher volume marketing programs.



     Management believes that the Company's ability to provide CIP services for high-volume and/or complex marketing programs has been a significant factor in its ability to attract large new clients, both from within industries that have traditionally used the Company's services such as consumer packaged goods and from industries that have not traditionally used the Company's services such as computer hardware, computer software, consumer services, telecommunications and energy. Recent client additions include Lexmark International, Inc., Airtouch Cellular, Nabisco, Inc., Juno Online Services, Inc., NEC Corporation, Chumbo Holdings Corporation, Malt-O-Meal Company, Deluxe Corporation, Bristol-Myers Squibb Company, Big Idea Productions, Inc., and United States Tobacco Company. Management believes that there are opportunities to market the Company's services in additional industries such as financial services and pharmaceuticals.

  Custom Design Services



     When the Company evaluates a potential new client program, it performs a comprehensive review of all steps that it believes are necessary for the successful implementation of the program. The Company then reviews the advantages of each proposed step with the potential client who determines whether to pursue each proposed step. Only after such determination by the client does the Company complete the process design, cost each step of the process and price its services for a particular marketing program. Finally, the client determines whether the value of each step is worth the incremental cost.



     The Company believes its ability to custom design and implement processes to fit the specific requirements of a client's program constitutes a competitive advantage. Management believes that this ability enables the Company to maintain satisfactory margin levels while achieving high client loyalty. Other benefits derived from the Company's ability to custom design services include (i) more efficient planning and invoicing of services rendered by the Company and (ii) greater ability to reliably estimate the profitability of each marketing program serviced.



  Anticipate Clients' Evolving Needs



     The Company strives to anticipate the needs of its clients and develop new or enhanced services to meet those needs as they arise rather than merely reacting to requests from its clients. The Company, in anticipation of client needs, upgraded its information processing capabilities and broadened its ability to process orders to include not only mail but also Internet and electronic data transmission, facsimile, and telephone (including live operator and Interactive Voice Response). Management believes that the Company's experience in managing a wide variety of marketing programs for a broad range of major, consumer-oriented companies gives it a competitive advantage in anticipating its clients' needs for new and enhanced CIP services. Examples of areas in which the Company is currently upgrading its services in anticipation of client needs include Internet promotion and e-commerce, online customer service, Interactive Voice Response capabilities, web-based information processing and consumer data reporting capabilities. The Company plans to continue to enhance its operational capabilities, including its sophisticated computer systems, so that it can meet the demand for increasingly complex CIP services.



  Continue Operational Improvements



     The Company continually evaluates and refines its process flows to meet evolving client needs, to enhance client satisfaction and to reduce costs. In 1998, the Company began the process to become certified to the COPC-2000 Standard. COPC is an organization that was established to help improve customer satisfaction and operational performance of customer service providers, including call centers and fulfillment centers. The COPC-2000 Standard provides both a benchmark and an improvement methodology for operational performance and is recognized as the leading standard for excellence in customer service. To become certified to the COPC-2000 Standard requires a detailed operational audit to ensure that the customer service provider is compliant with all 32 components of the standard. The Company has dedicated staff and resources to implement the processes necessary to gain the COPC-2000 certification. The Company expects to achieve certification with respect to the call center operations by April, 2000, and with respect to the fulfillment operations by the end of September, 2000. The Company believes the COPC-2000 certification will strengthen its market position and become a competitive advantage. There can be no assurance, however, that complete certification will be achieved or maintained over time.



  Pursue Selective Acquisitions in Related Businesses



     Holdings and the Company intend to pursue selective acquisitions that offer a strong strategic fit with the Company's existing core competencies and/or allow it to develop or strengthen partnerships with select clients. Such acquisitions could include, among others, companies that specialize in Internet promotion and e-commerce fulfillment, and such acquisitions, whether individually or in the aggregate, could be substantial relative to the size of the Company.



MARKETING PROGRAMS SUPPORTED



     The Company provides its CIP services in connection with various marketing programs being conducted by its clients. Such marketing programs include the following:



     Premium Programs. Premium incentive promotions generally allow consumers to exchange proofs of purchase for gift items or premiums offered by the Company's clients in an effort to promote increased sales of their products. Premium programs range from short-term promotions involving a small number of consumer purchases and the award of a small gift item such as a t-shirt or a compact disc to complex long-term loyalty or continuity programs involving numerous consumer purchases, premium point systems and the award of large gift items such as a mountain bike or a leather jacket. The Company assists its clients in projecting proper inventory levels before a promotion begins by helping its clients forecast redemption rates. The Company's packaging experts recommend packaging materials that are both cost-effective and best suited for the premium items involved in the program, and the Company handles the shipping of such items to consumers.



     Rebate Programs. Rebate offers provide an incentive to consumers to try new or existing products and services as well as creating an opportunity for consumer-oriented companies to gather information about consumers including their buying behavior and preferences. Young America's rebate processing service allows clients to cost-effectively fulfill rebate requests with laser-printed, customized checks and collect consumer data on product-choice. The Company offers a selection of funding options for effective cash management by its clients.



     Sweepstakes Programs. Sweepstakes, games and contests are used to generate high levels of consumer interest in a highlighted product. The Company has been engaged in the administration of sweepstakes for over 18 years. The sweepstakes process is subject to stringent regulatory scrutiny that often necessitates involvement of third parties other than the client sponsoring the sweepstakes. The Company, in addition to receiving and processing entries and shipping out the small number of prizes awarded, provides most of the full range of services needed to manage sweepstakes and gaming programs, including bonding, registration, judging, random drawing, affidavits and tax reporting.



     Product Sampling Programs. Sampling programs offer clients a way to promote both new and established products. The Company manages a variety of sampling programs, including those that involve mailed requests, direct calls or Internet requests from consumers. At its clients' request, the Company can also implement sampling programs by sending products to consumers identified from client-supplied databases. Some clients also use Young America for bulk shipment of sample products to distribution centers or retailers.



     E-Commerce Fulfillment. The Internet has opened up a new channel through which both direct-to-consumer and business-to-business clients can sell their products. As the migration to the Internet and blurring of channels continues many companies are finding that they do not have the infrastructure or expertise to manage the "back end" of e-commerce from order processing to fulfillment to customer care. The Company's integrated CIP services provide this critical "back end" for clients' e-commerce initiatives.



     Direct Mail and Literature Distribution. The Company provides information asset management, printing, lettershop and delivery of direct mail and sales literature to and retailers.



     Other Programs. The Company also supports a number of other programs including warranty registration, inventory management and distribution of in-store promotional materials to retailers, retailer rebate programs, manufacturer sales incentive programs, and administration of gift certificate programs.

SERVICES PROVIDED



     The Company provides an integrated mix of CIP services that can be customized to meet client-specific needs for a wide variety of consumer interaction programs. These services include the following:



     Inbound Order Processing. The Company offers high-quality, flexible processing of consumer orders received via a variety of channels including Internet, mail, facsimile, electronic file transfer, and telephone through its call centers (both live operator and Interactive Voice Response). The Company has approximately 1,500 post office boxes reserved for handling incoming mail. Orders can vary from mailed-in submissions under premium programs (including submission of proofs of purchase in paper or other form) to simple mailed-in submissions for rebates to telephone requests for literature or product samples. Specific inbound order processing services performed by the Company include: (i) receipt and handling of inbound mail submissions, (ii) checking of received entries and correspondence with consumers to ensure qualification, (iii) promotion security and fraud detection through address verification, (iv) data entry processing by key entry and high-speed scanning technology, (v) import of data via electronic file transfers or download from Internet sites (vi) transcription of Interactive Voice Response-captured inbound orders and (vii) processing and accounting of consumer check and/or credit card transactions for marketing programs involving consumer payments.



     Outbound Order Processing (Fulfillment). In each of the last three years, the Company handled over 40 million outbound units per year through its flexible order processing systems and procedures. Outbound units vary from rebate checks to sales literature to small and large items of merchandise, premiums or product samples. In each of the last three years, the Company issued more than 22 million rebate payments, generating checks utilizing its own internal laser printing capabilities. Merchandise units are processed through various stages of the Company's handling system, including product receiving, warehousing, assembly, repackaging and shipment. Merchandise and paper items are shipped through a U.S. post office located on the Company's premises, as well as through shippers such as United Parcel Service and various freight consolidators for certain larger items.



     Database Development and Management. The Company's information systems and technology allows it to gather, process and analyze information about consumers and their behavior and preferences, the Company assists its clients in developing the databases necessary to build targeted, effective marketing campaigns. The Company helps its clients to monitor promotion activity through standard reports or, in certain cases, by linking directly into the Company's database via personal computer and modem. More detailed, custom analysis of selected response data is also available, including analyses of consumer buying patterns and preferences and marketing program effectiveness. The Company has also developed its own proprietary database of approximately 80 million consumer households.



     Customer Service. Customer service is an integral part of any consumer interaction program. The Company's consumer affairs group is dedicated to the professional handling of mail, telephone, facsimile, and Internet commerce queries of all types. Using its on-line database, the Company can determine the status of any consumer order and respond promptly to any special situations, answer questions about offers, arrange replacement shipments, and identify the status of a consumer's order or submission. The Company has the hardware capacity to receive up to 30 million live calls annually and an additional 190 million calls utilizing the Company's Interactive Voice Response capacity. The Company's use of sophisticated communications technology, integrated with its consumer information databases, enhances the effectiveness of customer service personnel in handling consumer inquiries and data-gathering activities. Recently, the Company enhanced its customer service capabilities to include online order status for consumers as part of its product offering. With this service, consumers will be able to check the status of their order online without requiring interaction with a customer service representative, thereby increasing customer satisfaction and reducing the interaction cost per inquiry at the same time.

     Printing and Lettershop. The Company's printing services include high-speed laser and lithographic printing as well as PVC card and digital on-demand printing.



SALES AND MARKETING



     The Company's sales and marketing organization currently consists of a Vice President of Sales and Business Development, a Vice President of Sales, a Director of Marketing, two senior account executives, eleven account executives, and a sales support department. The sales and marketing staff works directly with clients and potential clients as well as maintaining relationships with several promotional agencies.



     The Company believes that its reputation for high-quality execution of its broad range of CIP services, particularly with respect to high-volume and/or complex marketing programs, enables Young America to obtain new business opportunities through requests for proposals, client referrals and cross-selling to existing clients. In addition, the sales and marketing group focuses on promoting relationships with existing clients that exhibit large revenue potential , as well as identifying and pursuing new clients either in industries that utilize a high-volume of CIP services or represent potential new high-volume users of CIP services on an outsourced basis.



TECHNOLOGY



     Young America strives to incorporate technology and automation into every appropriate aspect of its business.



  Promotion Administration Leader (PAL)



     Young America's proprietary software system ("PAL"), which the Company believes is more advanced than any information management system utilized by its competitors, is fully integrated into all stages of the Company's management of a marketing program, including inbound order processing, outbound order processing and customer service. PAL enables the Company to monitor individual order processing and to respond promptly to customer service inquiries. The system also allows the Company and its clients to measure the results of an ongoing promotion program. In addition, the Company's clients, either directly or through the Company's data analysis services, can use the data captured by PAL to refine their databases of consumer information and to enhance future promotional activities. The PAL system provides clients with the ability to acquire, store and quickly retrieve information about individual consumers and their buying habits. The Company has also used PAL to develop its own database of approximately 80 million consumer households.



     The Company's computer system is supported by multiple high-end UNIX servers that house the PAL database and direct and control network data flow among the Company's approximately 45 servers and approximately 2,000 personal computers ("PCs"). The Company purchases or leases its mainframes, servers and PCs from major computer manufacturers such as Sequent Computer Systems, Inc., Compaq Computer Corporation and Hewlett-Packard Co.



     PAL was designed to grow and adapt with the Company. New features are continually being written and added to the various existing PAL applications. PAL was also built to accommodate the continually changing technology environment. The Company has taken advantage of such system flexibility by enhancing the system to provide clients with internet capabilities such as web-based reporting and self-service customer modules. In addition, PAL's capacity can be easily increased by adding additional hardware support. Data stored by the PAL system is protected by frequent backup to redundant off-site systems maintained by the Company.



  Call Center Technology



     The Company seeks to employ the most current telecommunications technology available. It maintains relationships with the three leading U.S. telecommunications carriers, utilizing advanced toll-free and toll-paid network services such as automatic number identification
(ANI), dialed number information service (DNIS), routing control service on-line, next-available agent call processing, network messaging and call prompting and network-based call transferring applications. The Company also employs automatic call distributor (ACD) switches with advanced call routing features and computer telephone integration (CTI) technology. The Company's Interactive Voice Response system uses text-to-speech and voice recognition technology. The Company's dedicated fibre-optic links integrate its telecommunication capabilities into a single company-wide system.



  Scanning Capabilities



     The Company has introduced form scanning as part of its data input process. Young America's Intelligent Character Recognition (ICR) system recognizes characters that have been hand-printed by a person using a pen or pencil, thus greatly reducing the manual keying of data for some of its clients. The system provides a cost-effective, alternative processing option that reduces data input time. The scanning process also allows Young America to retain forms electronically, resulting in less paperwork and easier data retrieval.



INDUSTRY OVERVIEW



     The Company is not aware of any industry service or analyst that tracks the consumer interaction processing industry as such. The Company believes that this may be because the industry is very fragmented and evolving. The Company believes that it may be one of only a few companies that characterize themselves as consumer interaction processors rather than identifying themselves with other industries, such as teleservices or direct marketing, or positioning themselves in a specific segment of the CIP industry, such as promotion fulfillment.



     Although direct industry data is not available, the services provided by the Company can be viewed in the context of overall consumer promotional spending by its clients. Levels of spending on consumer promotion activities reflect what the Company believes is a trend among consumer-oriented companies toward increasing the proportion of more targeted marketing activities involving interaction with consumers and reducing the proportion of mass marketing approaches such as general market advertising and free-standing insert coupons.



     According to Promo magazine, expenditures in the United States in 13 categories of consumer promotion reached a total of approximately $85.4 billion in 1998. In measuring the size of the industry, Promo magazine included expenditures for premium incentives, point of purchase displays, advertising specialties (such as logo-identified objects), couponing, specialty printing, promotional licensing, sponsored events, promotional fulfillment, interactive marketing (including toll-free number programs and the Internet), research, promotional agency services, in-store marketing and product sampling. According to Promo magazine, promotional fulfillment spending, the category management believes best represents the Company's business, reached $3.4 billion in 1998, representing a 18.9% increase over the $2.86 billion reported for 1997. This category was ranked second among all 13 categories in terms of year-to-year growth rate. Promo magazine reported that the growth in promotional fulfillment spending was a result of an increased number of promotions in consumer durables and computer-related companies in conjunction with continued growth of loyalty and continuity programs. New Internet business contributed to the growth in the promotion fulfillment spending, but was not the major driver in 1998.



COMPETITION



     The market in which the Company competes is highly competitive and fragmented, including competitors that are small firms offering specific applications, divisions of large entities and large independent firms. The Company competes on the basis of quality of service, ability to execute high-volume and complex programs, price and timeliness of service execution.

WORKFORCE



     The Company's workforce is not unionized and consists of approximately 1,000 full-time employees supplemented by part-time employees and independent contractors. The independent contractors work in their homes checking order submissions and hand-keying data. In 1999, the Company's active workforce varied from approximately 1,900 to approximately 2,700, depending on the volume of processing activity.



     The following table sets forth the average breakdown of the Company's workforce for the twelve-month period ended December 31, 1999:



Full-time fixed employees...................................   11.3
Full-time variable employees................................   32.9
Part-time permanent employees...............................   10.1
Agency contract employees...................................   19.2
Independent contractors.....................................   26.5
                                                              -----
     Total workforce........................................  100.0%



     Full-time fixed employees work full-time, year round. Full-time variable employees work full shifts on an as-needed basis. Part-time permanent employees work partial shifts year round. Agency contract employees are obtained though agreements with independent employment agencies and are used on an as-needed basis. Independent contractors work flexible hours on an as-needed basis from their homes. The Company's flexible workforce enables it to maintain a significant proportion of its labor cost as a variable cost while still being able to respond effectively to variations in processing volumes throughout the year.



     The Company believes that its relations with employees are good.

FACILITIES


     The Company's facilities are as follows:



                                                   APPROXIMATE
LOCATION                        FUNCTION          SQUARE FOOTAGE   OWNED/LEASED    LEASE EXPIRATION
--------                        --------          --------------   ------------   ------------------
Young America, MN.....  Administrative offices       161,900        Owned(1)              --
                          and warehouse -
                          capabilities include
                          inbound and outbound
                          processing and
                          customer service
Glencoe, MN...........  Warehouse and Outbound        97,100         Leased       September 30, 2002
                          processing
Mankato, MN...........  Inbound processing and        54,200         Leased         June 30, 2001
                          customer service
Chanhassen, MN........  Corporate Headquarters        40,291         Leased        January 31, 2010
                          Information systems
                          Applications
                          Development
Oklahoma City, OK.....  Call center                   25,000         Leased        January 31, 2004
Denver, CO............  Warehouse, outbound          129,835         Leased          May 31, 2004
                          processing, call
                          center


---------------

(1) Owned by Holdings and leased to Young America.



     The Company believes that its property and equipment are generally well-maintained and in good condition and that it has or can quickly acquire sufficient capacity for its current and projected operational and warehousing needs.



LEGAL PROCEEDINGS



     The Company from time to time is involved in litigation incidental to the conduct of its business. The Company believes that no litigation pending against it will have a material adverse effect on its financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The executive officers and directors of Young America and Holdings are as follows:



NAME                             AGE                 POSITION(S)
----                             ---                 -----------
Charles D. Weil................  55     President, Chief Executive Officer and
                                          Director
Glenn McKenzie.................  47     Chairman of the Board of Directors
Roger D. Andersen..............  46     Vice President of Finance, Chief
                                          Financial Officer, Treasurer and
                                          Secretary
J. David Basto.................  27     Director
Jay F. Ecklund.................  63     Director
J. Mark A. MacDonald...........  43     Director



     CHARLES D. WEIL joined the Company in July 1993 as its President and Chief Operating Officer and became a director of the Company in November 1997. Mr. Weil was appointed President and Chief Executive Officer of each of Young America and Holdings following the consummation of the Recapitalization. From 1992 until he joined the Company, Mr. Weil was an independent consultant. From 1991 to 1992 Mr. Weil served as President and Chief Operating Officer of ConAgra Frozen Foods. Prior to that time he held senior management positions with Nestle USA, Inc. and General Mills, Inc. Mr. Weil holds a B.S. degree from Dartmouth College and an M.B.A. from the Amos Tuck School of Business Administration.



     GLENN MCKENZIE has been a director of Young America and Holdings since November 1999. Mr. McKenzie founded Alpha Investments, Inc. in 1991, and has been a consultant for DBCP since September 1999. Prior to such time, Mr. McKenzie was an operating affiliate with McCown De Leeuw and Company. Preceding Alpha Investments, he was a founding general partner of HMA Investments, Inc., a private investment firm focused on middle market management buyouts. Mr. McKenzie is a director of Fibermark Inc., Exeter Health Resources, and Distribution Associates, Inc. Mr. McKenzie has a B.A. degree and an MBA degree from the University of North Carolina.



     ROGER D. ANDERSEN joined the Company in November 1998 as Vice President of Finance, Chief Financial Officer, Treasurer and Secretary of each of Young America and Holdings. He was previously Senior Vice President and CFO of Pepsi-Cola General Bottlers in Chicago from 1996 to 1998. He also held similar positions with Rollerblade, Inc. from 1992 to 1996, and the International Division of Tonka Corporation from 1989 to 1991. In addition, Mr. Andersen held various financial management positions with PepsiCo, Inc., including several international assignments in Asia and Latin America. Mr. Andersen holds a B.A. degree from Wheaton College and an MBA from Oregon State University.



     J. DAVID BASTO has been a director of Young America and Holdings since November 1999. Mr. Basto, an Associate at DBCP, joined DBCP's predecessor, BT Capital Partners, Inc, in August 1998. Prior to joining DBCP, Mr. Basto was an associate at Juno Partners, a private investment and advisory firm from 1997 to 1998. Mr. Basto was a senior analyst in the mergers and acquisitions group of Tucker Anthony's investment banking department from 1994 to 1997. Mr. Basto holds a B.A. degree from the University of Virginia.



     JAY F. ECKLUND was Chairman and Chief Executive Officer of the Company from 1975 until the consummation of the Recapitalization. Mr. Ecklund has been a director of Holdings since 1975. Upon the consummation of the Recapitalization, Mr. Ecklund is entitled to continue as a director of Holdings in accordance with the terms of the Stockholders' Agreement (as defined under "Security Ownership of Certain Beneficial Owners and Management -- Stockholders' Agreement" below). Mr. Ecklund is also a director of Young America.



     J. MARK A. MACDONALD has been a Portfolio Manager with the Merchant Banking Group of OTPPB since 1995. From 1991 to 1995, Mr. MacDonald was a partner with Enterprise Management

Group/Premier Capital where he provided investment management, corporate development, restructuring and financial and fiscal advisory services to corporate and other clients. Mr. MacDonald also serves on the boards of directors of AT&T Canada Inc. and Q/Media Services Corporation. He has been a director of Holdings since the Recapitalization.



     All of the outstanding capital stock of Young America is owned by Holdings. Accordingly, each director on the board of directors of Young America is nominated and elected by Holdings. Currently Messrs. McKenzie, MacDonald, Ecklund, Basto and Weil serve as directors of Young America. Young America has an executive committee comprised of Messrs. McKenzie, MacDonald and Weil.



     The members of Holdings' Board of Directors are nominated pursuant to the terms of a stockholders' agreement executed in connection with the Recapitalization. Under the Stockholders' Agreement, DBCP is entitled to designate two directors to Holdings' Board of Directors, each of OTPPB and Jay
F. Ecklund is entitled to designate one director and Holdings' chief executive officer serves as a director. In addition, DBCP and OTPPB are entitled to designate jointly up to three independent directors to the Board of Directors. Currently Messrs. McKenzie, MacDonald, Ecklund, Basto and Weil serve as directors of Holdings.



COMMITTEES OF THE BOARD OF DIRECTORS



     The Stockholders' Agreement provides for the creation of a three-person executive committee of Holdings' Board of Directors (the "Executive Committee"). Under the terms of the Stockholders' Agreement, the Executive Committee is to include the Chief Executive Officer of Holdings, one director appointed by DBCP and one director appointed by OTPPB. Currently Messrs. McKenzie, MacDonald and Weil serve on the Executive Committee. In addition, the Board of Directors has a compensation committee (the "Compensation Committee") that determines compensation for executive officers of the Company and that will administer any stock option plan adopted by Holdings. Currently Messrs. McKenzie, MacDonald and Weil serve on the Compensation Committee. At such time as DBCP and OTPPB take action to nominate and elect one or more independent directors to the Board of Directors, the Board of Directors will create an audit committee (the "Audit Committee") and will appoint one or more independent directors to such Audit Committee. The Audit Committee will review the scope and results of audits and internal accounting controls and all other tasks performed by the independent public accountants of the Company.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



     Prior to the formation of the Compensation Committee in February 1998, Holdings did not have a special committee of the Board of Directors to deal with compensation issues. Prior to the Recapitalization, as a member of the Board of Directors, Mr. Ecklund, the former Chief Executive Officer of Holdings, made final determinations with respect to the compensation of executives of the Company.



COMPENSATION OF DIRECTORS



     The Company may compensate directors for services provided in such capacity in addition to reimbursing all out-of-pocket expenses incurred by such directors in connection with travel and other costs associated with attending meetings of the Board and any committees thereof.

EXECUTIVE COMPENSATION



     The following table sets forth the compensation for the years ended December 31, 1999, 1998, and 1997 for the Company's Chief Executive Officer and the Company's Vice President of Finance and Chief Financial Officer (the "Named Executive Officers"). No other person serving as an executive officer of the Company at December 31, 1999 received in excess of $100,000 in total compensation in 1999.



                           SUMMARY COMPENSATION TABLE



                                                                         LONG-TERM
                                                                        COMPENSATION
                                             ANNUAL COMPENSATION    --------------------
                                            ---------------------   OPTIONS      LTIP         ALL OTHER
NAME AND PRINCIPAL POSITION   FISCAL YEAR    SALARY      BONUS      GRANTED   PAYOUTS(2)   COMPENSATION(3)
---------------------------   -----------   --------   ----------   -------   ----------   ---------------
Charles D. Weil.............     1999       $315,000   $  244,125   34,000    $  897,002      $  7,283
  President and Chief            1998        300,000           --       --        34,120        13,973
  Executive Officer              1997        264,133    1,161,000       --     9,718,082        23,708
Roger D. Andersen...........     1999        210,000       81,375   20,000            --       135,557
  Vice President of Finance,     1998         18,314           --       --            --            --
  Chief Financial Officer,
  Secretary and Treasurer(1)


---------------

(1) Mr. Andersen's compensation for 1998 reflects compensation from the date of his hire in November 1998 through the end of the year.



(2) LTIP payments include a payments made to Mr. Weil under the Old Employment Agreement (as defined below) upon release of the funds in escrow related to the Recapitalization.



(3) Other compensation includes contributions to defined contribution plans and payments related to taxable insurance benefits paid on behalf of Mr. Weil and Mr. Andersen, as well as a $20,000 signing bonus and $109,855 of relocation expense reimbursement and tax gross-up paid to Mr. Andersen in 1999.



     The following table sets forth information regarding options to acquire Class C Common Stock granted during 1999 by Holdings to the Named Executive Officers. The hypothetical present values of stock options granted in 1999 are calculated under a Black-Scholes model, a mathematical formula used to value options. The actual amount, if any, realized upon the exercise of stock options will depend upon the amount by which the market price of Holdings Class C Common Stock on the date of exercise exceeds the exercise price. There is no assurance that the hypothetical present values of stock options reflected in this table will actually be realized.



                     OPTION/SAR GRANTS IN LAST FISCAL YEAR



                                      INDIVIDUAL GRANTS
                                 ---------------------------
                                  NUMBER OF      % OF TOTAL
                                  SECURITIES    OPTIONS/SARS   EXERCISE                HYPOTHETICAL
                                  UNDERLYING     GRANTED TO    OR BASE                  GRANT DATE
                                 OPTIONS/SARS   EMPLOYEES IN    PRICE     EXPIRATION     PRESENT
NAME                               GRANTED      FISCAL YEAR     ($/SH)       DATE       VALUE $(4)
----                             ------------   ------------   --------   ----------   ------------
Charles Weil...................     17,000(1)       5.4%        $21.76    03/31/2009     $50,150
                                     8,500(2)       2.7          43.52    03/31/2009           0
                                     8,500(3)       2.7          65.28    03/31/2009           0
Roger Andersen.................
                                    10,000(1)       3.2          21.76    03/31/2009      29,500
                                     5,000(2)       1.6          43.52    03/31/2009           0
                                     5,000(3)       1.6          65.28    03/31/2000           0


---------------

(1) These options are currently exercisable.



(2) These options become exercisable on November 25, 2000.



(3) These options become exercisable on November 25, 2001.

(4) The Black-Scholes model used to calculate the hypothetical values of options for the Class C Common Stock of Holdings at the date of grant considers a number of factors to estimate the option's present value. These factors include: (i) the stock's volatility prior to the grant date; (ii) the exercise period of the option; (iii) interest rates; and (iv) the stock's expected divided yield. The assumptions used in the valuation of the options for the Class C Common Stock were: (a) stock price volatility of 0%; (b) exercise period of 3 years; (c) interest rate of 4.98% (based on the risk-free interest rate on U.S. Treasury Strips (stripped of coupon interest) on the date of grant, assuming the same term to maturity); (d) and dividend yield of 0%.



     The following table sets forth information regarding the exercise and value of stock options held by the Named Executive Officers.



                    AGGREGATED OPTION/SAR EXERCISES IN LAST


                    FISCAL YEAR AND FY-END OPTION/SAR VALUES



                                                                      NUMBER OF
                                                                     SECURITIES       VALUE OF
                                                                     UNDERLYING      UNEXERCISED
                                                                     UNEXERCISED    IN-THE-MONEY
                                                                    OPTIONS/SARS    OPTIONS/SARS
                                          SHARES                    AT FY-END(#)    AT FY-END($)
                                        ACQUIRED ON      VALUE      EXERCISABLE/    EXERCISABLE/
NAME                                    EXERCISE(#)   REALIZED($)   UNEXERCISABLE   UNEXERCISABLE
----                                    -----------   -----------   -------------   -------------
Charles D. Weil.......................       0             0           34,000           $.00(1)
Roger D. Andersen.....................       0             0           20,000            .00(1)


---------------

(1) On December 31, 1999, the per share exercise price exceeded the fair market value of the Company's Class C common stock (based on the valuation formula used by the Company in valuing the Class A Redeemable Common Stock).



EMPLOYMENT AGREEMENTS



  Charles D. Weil



     On November 24, 1997, the Company and Charles D. Weil entered into an employment agreement (the "Weil Employment Agreement") pursuant to which Mr. Weil has agreed to serve as the President and Chief Executive Officer of each of Young America and Holdings. The term of the Weil Employment Agreement is initially three years and expires on November 24, 2000, unless terminated earlier in accordance with its terms. The Weil Employment Agreement replaced an earlier agreement between the Company and Mr. Weil (the "Old Employment Agreement"). Base compensation under the Weil Employment Agreement is $300,000 per year and such amount will increase at a minimum of 5% each calendar year beginning January 1, 1999. If the Company terminates Mr. Weil's employment without cause or Mr. Weil terminates his employment for good reason, he is entitled to receive (i) his base salary for an eighteen-month period following the effective date of termination and (ii) a pro-rated portion of his annual incentive bonus under the Company's Annual Management Incentive Plan (as defined below) as of the date of termination. At December 31, 1998, the amount payable (in addition to benefits continuation and without giving effect to withholding taxes) to Mr. Weil pursuant to the foregoing would have been approximately $450,000 in the aggregate. At such date, no portion of the annual incentive bonus under such Plan would have been payable based on the Company's operating results in 1998.



     During 1997, Mr. Weil participated in a special incentive bonus plan which was based upon the achievement of certain performance targets for that year. Mr. Weil was paid $900,000 with respect to such incentive bonus plan in January 1998 and an additional $261,000 pursuant to such incentive bonus plan in March 1998 following the approval of the annual financial statements of the Company by the Board of Directors. In addition, on January 7, 1998, the Company paid Mr. Weil a bonus of $500,000 in satisfaction of certain obligations of the Company to Mr. Weil under the Old Employment Agreement. For 1998 and all subsequent years under the Weil Employment Agreement, Mr. Weil will participate in the Company's Annual Management Incentive Plan, as such plan may from time to time be amended. In connection with the Recapitalization and pursuant to the terms of the Old Employment Agreement, Mr. Weil received a "Sale of the Company" bonus from the Company of $9.2 million. The foregoing amounts are included in the amounts shown for Mr. Weil in the summary compensation table. In addition, Mr. Weil may be entitled to receive up to an additional $3.2 million, representing his pro rata portion of post-Recapitalization payments that may be made to the Selling Stockholders and Messrs. Weil, Stinchfield and Ferguson under the terms of the Recapitalization Agreement. See Note 7 of audited consolidated financial statements.



  Roger D. Andersen



     Effective December 2, 1998 the Company and Roger D. Andersen entered into an employment agreement (the "Andersen Employment Agreement") pursuant to which Mr. Andersen has agreed to serve as Chief Financial Officer of YAC. The Andersen Employment Agreement has a twelve-month term, subject to automatic twelve-month renewals on each anniversary date thereafter, if not canceled by either party. Base compensation under the Andersen Employment Agreement is $210,000 per year, and such amount will increase at a minimum of 3% per year on the anniversary date of such agreement. The Company will reimburse Mr. Andersen for expenses related to the relocation of his family to Minnesota. In addition, Mr. Andersen received a $20,000 signing bonus that was paid in January 1999. Mr. Andersen is eligible to participate in the Company's Management Incentive Plan, Profit Sharing Plan and Employee Stock Option Plan (as these terms are defined below). If the Company terminates Mr. Andersen without cause, he is entitled to receive his base salary for twelve months and an additional lump sum severance payment up to an amount of $210,000 based on the performance of the Company and Mr. Andersen's years of service with the Company. If Mr. Andersen terminates his employment for good reason after three years of continuous employment with the Company, he is entitled to 50% of his annual base salary payable in six equal monthly installments.



EMPLOYEE STOCK OPTION PLAN



     In March 1999, Holdings adopted an employee stock option plan (the "Stock Option Plan") that authorizes the issuance of options to purchase shares of non-voting Class C Common Stock of Holdings. Pursuant to the Stock Option Plan, the Compensation Committee is authorized to grant 338,824 options to purchase Class C Common Stock, representing 15% of the fully-diluted Common Stock of Holdings, to employees of the Company. The Stock Option Plan is a time vesting plan with 25% of the options vested on the date of grant and an additional 25% vesting on each anniversary of the date of grant for the next three years. The options granted under the Stock Option Plan are not intended to qualify as "incentive stock options" under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended. The administration of the Stock Option Plan, the selection of participants and the form and the amounts of the grants are within the sole discretion of the Compensation Committee.



ANNUAL MANAGEMENT INCENTIVE PLAN



     The Company has implemented an annual bonus plan (the "Annual Management Incentive Plan") for certain employees (including Messrs. Weil and Andersen) pursuant to which eligible members of management will each be entitled to receive predetermined percentages of their base salaries if the Company's EBITDA (as defined in the Annual Management Incentive Plan) exceeds certain targets, or in the case of certain eligible employees, the satisfaction of certain personal performance targets are achieved. The terms of the Annual Management Incentive Plan utilized during any year and the eligible employees under each plan are within the sole discretion of the Compensation Committee of the Board of Directors. Payments totaling $968,000 were made under the plan in respect to the year 1999, and no payments were made under the plan in respect to the year 1998.

EMPLOYEE 401(k)/PROFIT-SHARING PLAN



     The Company sponsors a qualified 401(k)/profit-sharing plan under which eligible employees (as defined in the plan document) are entitled to share in a bonus pool (with each eligible employee sharing in the pool pro-rata based upon such employee's base salary) if the Company's EBITDA exceeds a predetermined target level established annually by the Compensation Committee of the Board of Directors. Payments of $610,000 were made under the plan in respect to the year 1999, and no payments were made under the plan in respect to the year 1998.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     All of the outstanding capital stock of Young America is owned by Holdings as of March 15, 2000. The following table sets forth certain information regarding the beneficial ownership of the Class A Common Stock of Holdings as of March 15, 2000 by (i) each person known by Holdings to own beneficially more than 5% of the outstanding shares of Class A Common Stock, (ii) each person who is a director of Holdings or Young America, (iii) each Named Executive Officer and (iv) all directors and executive officers of Holdings or Young America as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.



                                                                               PERCENTAGE OF
                                                   NUMBER OF SHARES OF      OWNERSHIP OF CLASS A
NAME AND ADDRESS                                 CLASS A COMMON STOCK(1)        COMMON STOCK
----------------                                 -----------------------    --------------------
DB Capital Partners, Inc.(2)...................         1,029,445(3)                59.7%
Ontario Teachers' Pension Plan Board(2)........           387,923(4)                30.0
Jay F. Ecklund(2)..............................           134,400                   10.5
Glenn McKenzie(2)(5)...........................         1,029,445(3)                59.7
J. Mark A. MacDonald(2)(6).....................           387,923(4)                30.0
J. David Basto (2)(5)..........................         1,029,445(3)                59.7
Charles D. Weil(2)(7)..........................           173,221                   13.3
Roger D. Andersen(8)...........................            10,000                      *
All directors and executive officers as a
  Group(5)(6)(9) (6 persons)...................         1,734,989(3)(4)             98.5


---------------

 *  Denotes less than 1%



(1) The amounts and percentages of capital stock beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.



(2) The address of DBCP and Messrs. McKenzie and Basto is 130 Liberty Street, New York, New York 10006; the address of OTPPB and Mr. MacDonald is 5650 Yonge Street, North York, Ontario Canada M2M 4H5; the address of Messrs. Weil and Andersen is 717 Faxon Road, Young America, Minnesota 55397 and the address of Jay F. Ecklund is Pier 66 Resort & Marina, 2301 Southeast 17th Street, Ft. Lauderdale, Florida 33316. DBCP is the private equity investing arm of, and a wholly owned subsidiary of, Deutsche Bank Group.



(3) Includes 442,884 shares of Class B Common Stock that are convertible into Class A Common Stock. The Class B Common Stock generally is not entitled to vote; however, as described below, upon the occurrence of certain events, the Class B Common Stock will (except as otherwise required by applicable law) be entitled to vote with the Class A Common Stock, voting together as a single class, on all matters to be voted on by Holdings' shareholders.



(4) Includes 9,650 shares of Class C Common Stock that are convertible into Class A Common Stock. If OTPPB were to convert all 172,727 of the shares of Class C Common Stock its holds into shares of Class A Common Stock, it would hold approximately 37.9% of the outstanding voting capital stock of Holdings. However, OTPPB has advised Holdings that OTPPB is prohibited by law from owning more than 30.0% of the outstanding voting capital stock of any company.



(5) Mr. McKenzie is a consultant for DBCP, Mr. Basto is an Associate of DBCP. Mr. McKenzie and Mr. Basto disclaims any beneficial ownership of the shares of Holdings held by DBCP.



(6) Mr. MacDonald is a Portfolio Manager of OTPPB. Mr. MacDonald disclaims any beneficial ownership of the shares of Holdings held by OTPPB.



(7) Includes 17,000 shares of Class C Common Stock that currently may be acquired upon exercise of options. Such shares of Class C Common Stock will be convertible into Class A Common Stock.



(8) Consists of shares of Class C Common Stock that currently may be acquired upon exercise of options. Such shares of Class C Common stock will be convertible into Class A Common Stock.



(9) Includes 27,000 shares of Class C Common Stock that currently may be acquired upon exercise of options. Such shares of Class C Common Stock will be convertible into Class A Common Stock.



DESCRIPTION OF CAPITAL STOCK; SBIC RESTRICTIONS ON DBCP



     Young America's capital stock consists of 1,000 shares of common stock, all of which have been issued and are outstanding and are held of record by Holdings. Holdings' Common Stock consists of three classes, Class A Common Stock, Class B Common Stock and Class C Common Stock. As of March 15, 1999, there were 1,293,133 shares of Class A Commons Stock of which 37,678 constitute Redeemable Class A Common Stock, 442,884 shares of Class B Common Stock, and 172,727 shares of Class C Commons Stock. Except as set forth below, the rights of the three classes of Common Stock are the same. Under most circumstances, only the Class A Common Stock has voting rights, however, (i) the affirmative vote of a majority of the total number of shares of Class B Common Stock voting at a meeting at which a quorum is present, voting separately as a class, is required for the issuance or sale of additional shares of Class B Common Stock, the reclassification, cancellation or retirement of the Class B Common Stock or any amendment, waiver or corporate transaction that adversely affects the Class B Common Stock and (ii) the affirmative vote of a majority of the total number of shares of Class C Common Stock voting at a meeting at which a quorum is present, voting separately as a class, is required for the issuance or sale of additional shares of Class C Common Stock, the reclassification, cancellation or retirement of the Class C Common Stock or any amendment, waiver or corporate transaction that adversely affects the Class C Common Stock. Regulated Holders (as defined in Holdings' Articles of Incorporation) who hold shares of Class A Common Stock may convert such shares into shares of Class B or Class C Common Stock at any time. Regulated Holders who hold shares of Class B Common Stock or Class C Common Stock may convert such shares into shares of Class A Common Stock at any time such conversion is permitted under law.



     As a licensed small business investment company (an "SBIC"), DBCP is subject to certain restrictions imposed upon SBICs by the regulations established and enforced by the United States Small Business Administration. Among these restrictions are certain limitations on the extent to which an SBIC may exercise control over companies in which it invests. As a result of these restrictions, unless certain events occur, DBCP may not own or control a majority of the outstanding voting stock of Holdings or designate 50% or more of the members of the Board of Directors. Accordingly, while DBCP owns a majority of the Common Stock of Holdings, DBCP owns less than a majority of Holdings' voting stock. Each share of Class B Common Stock (all of which is held by DBCP) will be entitled to vote, at the option of DBCP, with the Class A Common Stock, voting together as a single class, on all matters to be voted on by Holdings' shareholders (except as otherwise required by applicable law) following the occurrence of any of the following events: (i) Charles D. Weil shall cease to be employed by the Company for any reason; (ii) Holdings shall not have completed a public offering of its Common Stock meeting certain requirements by the fifth anniversary of the Recapitalization Date; (iii) the Company or the Selling Stockholders shall default on any of the material terms of the Recapitalization; (iv) any representation or warranty made by Holdings or the Selling Stockholders with respect to the Recapitalization shall prove to have been materially false; (v) an Approved Sale (as defined below) has been proposed to the Board of Directors and such sale is not approved, for whatever reason, by the Board of Directors within three days of such proposal; or (vi) other circumstances that reasonably threaten the investment of DBCP or its assignees.



STOCKHOLDERS' AGREEMENT



     In connection with consummation of the Recapitalization, Holdings, DBCP, OTPPB, Jay F. Ecklund and the Management Stockholders (collectively, the "Stockholders") entered into a stockholders' agreement (the "Stockholders' Agreement"). The Stockholders' Agreement contains certain restrictions with respect to the transferability of Holdings' capital stock and contains a grant by Holdings to the Stockholders of preemptive rights to subscribe for future issuances of its capital stock and securities convertible or exercisable for capital stock, subject to certain exceptions. The Stockholders' Agreement also includes provisions regarding designation of members of the Board of Directors and other voting arrangements. The Stockholders' Agreement will terminate upon the earlier of the completion of an Approved Sale or a public offering of Holdings' Common Stock meeting certain requirements.



     The Stockholders' Agreement provides that Holdings' Board of Directors will consist of at least five but no more than eight directors. Under the Stockholders' Agreement, DBCP will be entitled to appoint two directors, each of OTPPB and Jay F. Ecklund will be entitled to appoint one director and Holdings' Chief Executive Officer of Holdings' will serve as one director. Directors appointed by any party pursuant to the Stockholders' Agreement may also be removed by such party with or without cause. In addition, DBCP and OTPPB will be entitled to designate jointly up to three independent directors. The Stockholders' Agreement provides for the creation of a three-person executive committee of the Board of Directors which will include the Chief Executive Officer of Holdings, one director appointed by DBCP and one director appointed by OTPPB. The Stockholders' Agreement also provides that all committees of the Board of Directors will include at least one director appointed by DBCP and at least one director appointed by OTPPB.



     The Stockholders' Agreement provides that certain corporate actions of Holdings or any subsidiary of Holdings will require the affirmative vote of a majority of the shares currently held by OTPPB. These actions (with certain limited exceptions) include (i) mergers, consolidations or recapitalizations,
(ii) public offerings or issuances of capital stock, (iii) repurchases of and dividends on capital stock, (iv) acquisitions, sales or investments in any person in excess of $10 million, (v) any dissolution or liquidation, (vi) amendments to or restatements of the Articles of Incorporation or By-laws of Holdings, (vii) incurrences of indebtedness or liens in excess of $10 million in the aggregate or modifications of the terms of any existing indebtedness, (viii) capital expenditures in excess of $10 million in any one year, (ix) transactions with affiliates other than at arms-length and (x) any change in the primary business of the Company. Consistent with DBCP's majority ownership interest in the Company, the Stockholders' Agreement provides that each of the above corporate actions will require the affirmative vote of a majority of the shares currently held by DBCP; provided, however, that with respect to such actions, there is no minimum amount that must be met to trigger the requirement for such consent. In addition, Holdings is required to obtain the affirmative vote of a majority of the shares currently held by DBCP to revise or amend any employment contract with senior management or to amend, modify or supplement the Employee Stock Option Plan.



     The Stockholders' Agreement provides for certain restrictions on the sale by the Stockholders of their equity interests in Holdings. Unless a transfer is to Holdings or an affiliate of the Stockholder, no Stockholder may transfer his or its capital stock of Holdings without the prior permission of DBCP. In addition, with respect to any permitted transfer (other than a transfer to an affiliate) by any particular Stockholder under the Stockholders' Agreement, each other Stockholder will be permitted to transfer to the proposed transferee his or its pro rata share of such securities at the price and on the other terms of the proposed transfer.



     The Stockholders' Agreement provides that, subject to certain limitations, if at any time DBCP approves the sale of all of the capital stock of Holdings or the sale of all or substantially all of the assets of Holdings (each an "Approved Sale"), then each other Stockholder shall agree to and comply with the terms of such sale.


REPURCHASE AGREEMENTS WITH RESPECT TO EMPLOYEE STOCK


     Each of the Management Stockholders acquired the shares of Class A Common Stock held by such Management Stockholder (with respect to each Management Stockholder, the "Employee Stock") pursuant to a Stock Subscription and Repurchase Agreement (collectively, the "Employee Stock Agreements") between such Management Stockholder and Holdings simultaneous with and as part of the Recapitalization. Each of the Employee Stock Agreements provides that upon the occurrence of certain events including the death, retirement, permanent disability, resignation for good reason (such as retirement) or termination without cause of the Management Stockholder (the "Termination Events"), such Management Stockholder (or his successors) will have the right (within a specified period of time) to cause Holdings to repurchase his Employee Stock. In July 1998, Holdings and Charles D. Weil terminated such right granted to Mr. Weil. If a Termination Event shall occur with respect to any Management Stockholder, Holdings has a corresponding right to cause the relevant Management Stockholder to sell his Employee Stock to Holdings. In addition, Holdings has the right to cause a Management Stockholder to sell his Employee Stock to Holdings upon such Management Stockholder's termination for cause.



     The repurchase price to be paid by Holdings for any Employee Stock repurchased pursuant to the Employee Stock Agreements will in most situations be the fair market value for such shares (to be determined by the Board of Directors if Holdings' shares are not then traded publicly, provided that a Management Stockholder may request an appraisal of the repurchased shares if such Management Stockholder disagrees with the valuation placed on such shares by the Board of Directors). Certain Employee Stock Agreements require the Management Stockholder to enter into a non-competition agreement with Holdings or receive the lesser of the fair market value or the original purchase price for the Employee Stock to be repurchased. The Employee Stock Agreement with Mr. Weil provides that if Mr. Weil is terminated for cause, Holdings may repurchase his Employee Stock at the lesser of its fair market value or the original purchase price for such shares.



     As of March 15, 2000, Holdings had repurchased 21,505 shares of stock under such agreements at a total purchase price of $406,750.



REGISTRATION RIGHTS AGREEMENT; RIGHTS OF JAY F. ECKLUND



     In connection with the Recapitalization, Holdings, DBCP, OTPPB and Mr. Ecklund entered into an equity registration rights agreement (the "Equity Registration Rights Agreement"). The Equity Registration Rights Agreement grants the Stockholders party thereto demand and incidental registration rights with respect to shares of capital stock held by them, which rights will be exercisable at any time after an initial public offering of Holdings' common stock. In addition, DBCP may cause Holdings to conduct an initial public offering at any time. OTPPB may cause Holdings to conduct an initial public offering at any time following the sixth anniversary of the Recapitalization. The Equity Registration Rights Agreement contains customary terms and provisions with respect to the registration rights contained therein.



     Pursuant to the terms of a put option agreement (the "Put Agreement") dated November 25, 1997 between Holdings and Mr. Ecklund, Mr. Ecklund had the right, at any time after the fifth anniversary of the date of the Put Agreement, to cause Holdings to redeem all or any portion of Mr. Ecklund's shares in Holdings. The price at which such shares would have been sold and purchased would have been the fair market value thereof, determined either by agreement or by an appraisal. Holdings was not obligated to redeem Mr. Ecklund's shares if Holdings was then in default of a payment obligation under any of Holding's indebtedness for borrowed money or if such redemption would have resulted in a default under any such indebtedness. As described below, Holdings and Mr. Ecklund terminated such put rights in July 1998.



     In July 1998, Holdings and Mr. Ecklund terminated the Put Agreement and Holdings and Mr. Weil terminated the rights of Mr. Weil under his Employee Stock Agreement to cause Holdings to purchase his shares if a Termination Event shall occur with respect to Mr. Weil. Certain stockholders of Holdings (including Mr. Ecklund and Mr. Weil) entered into an amended and restated Equity Registration Rights Agreement that grants Mr. Ecklund new demand registration rights commencing after the fifth anniversary of the Recapitalization and grants Mr. Weil new demand registration rights if a Termination Event shall occur with respect to Mr. Weil. Under the amended and restated Equity Registration Rights Agreement, if Mr. Ecklund or Mr. Weil exercises his demand right with respect to all of his shares of common stock and any underwriter selected by Mr. Ecklund or Mr. Weil, as the case may be, advises Holdings that such underwriter cannot sell all such shares in such offering because such offering would not be large enough, then Mr. Ecklund and Mr. Weil, as applicable, shall each have the right to require Holdings to sell in such offering newly issued shares of common stock representing up to 30% of its shares in any underwritten offering, as the case may be. In addition, if any such underwriter advises Holdings that an offering of all of Mr. Ecklund's or Mr. Weil's shares, as the case may be, in addition to any other shares that are proposed to be registered under such registration statement (including shares to be offered and sold by Holdings), cannot be consummated given the then current market conditions, then Mr. Ecklund's shares would be entitled to be sold before any shares are sold by Holdings or by any other shareholder (including Mr. Weil) and Mr. Weil's shares would be entitled to be sold before any shares are sold by Holdings or any other shareholder (other than Mr. Ecklund). If Mr. Ecklund or Mr. Weil exercises a new demand registration right at any time, certain shareholders of Holdings would have the right to purchase Mr. Ecklund's and/or Mr. Weil's shares, as the case may be, for their fair market value. As amended and restated, neither Mr. Ecklund nor Mr. Weil will have any put rights with respect to shares of Holdings held by them.


                              CERTAIN TRANSACTIONS

OFFERING OF THE OLD NOTES


     The Company sold the Old Notes to DBAB, an affiliate of DBCP, who resold the Old Notes to qualified institutional investors in reliance on Rule 144A under the Securities Act. In connection with the sale of the Old Notes to DBAB, the Company granted DBAB a discount on the purchase price of the Old Notes in the amount of $2.4 million.



BRIDGE FACILITY



     In connection with the Recapitalization, Holdings entered into a Senior Credit Agreement with Bankers Trust Company, as agent ("BTCo"), and Bankers Trust New York Corporation, as initial lender ("BTNY"), to provide the Bridge Facility. BTCo and BTNY are affiliates of DBCP. BTNY subsequently assigned a portion of the indebtedness under the Bridge Facility to other institutional investors. For arranging and providing the Bridge Facility, BTCo and BTNY received fees aggregating approximately $2.4 million. Portions of the fees were paid by BTNY to the other institutional investors to which the indebtedness was assigned. BTNY received a proportionate share of amounts loaned by Young America to Holdings that were applied to the repayment of the Bridge Facility based on the portion of the Bridge Facility which BTNY held as of consummation of the offering of the Old Notes.

ADDITIONAL PAYMENTS RELATED TO THE RECAPITALIZATION



     Pursuant to the terms of the agreement relating to the Recapitalization (the "Recapitalization Agreement"), Holdings made an additional payment of approximately $692,000 to the Selling Stockholders and certain employees of the Company during the second quarter of 1998. Such payment was based upon the final determination of total stockholders equity (as defined) of Holdings as of October 31, 1997 and Holdings' profits or losses (as defined) for the period ended on the Recapitalization Date. An escrow account in the amount of $6 million was established by the Company under the Recapitalization Agreement for the benefit of the Investor Group. There were no indemnification claims made against the account and the total amount of the escrow was paid to the Selling Stockholders in the second quarter of 1999. Also in connection with the Recapitalization, Holdings is obligated to make additional payments to its former majority shareholders subject to Holdings achieving certain targets defined in the Recapitalization Agreement. To the extent Cumulative Excess Free Cash Flow (as defined in the Recapitalization Agreement) of the Company for the four-year period ending December 31, 2001 exceeds $93.0 million, Holdings is required to make an additional purchase price payment equal to 20% of such excess, subject to a maximum amount payable of $15.0 million. Under separate agreements with Mr. Weil, Mr. Stinchfield, Mr. Ferguson and the Selling Stockholders, a portion of this additional purchase price payment will be payable to such individuals. Such payments will vary depending on the Cumulative Excess free Cash Flow of the Company for the four-year period ending December 31, 2001 (or an earlier date in the case of a sale of the Company). Any payments made to management will result in compensation charges to the Company in the period the amount becomes determinable.



MANAGEMENT AGREEMENT AND TRANSACTION EXPENSES



     In connection with the Recapitalization, Holdings, DBCP and OTPPB entered into a management agreement (the "Management Agreement") relating to certain services to be provided to the Company in the future by DBCP and OTPPB. Under the Management Agreement, DBCP and OTPPB will provide the Company with, among other services, financial and strategic planning and management consulting services throughout the term of the Stockholders' Agreement. In consideration for the services provided to the Company under the Management Agreement, Holdings will pay annual fees of $187,500 and $62,500 to DBCP and OTPPB, respectively. Such fees were expensed and accrued in 1999 and 1998, but to date, no payments have been made under this agreement. Also in connection with the Recapitalization, the Company paid DBCP and OTPPB one-time transaction fees of $1,125,000 and $375,000, respectively, and reimbursed or paid expenses (including legal, consulting and accounting fees and expenses) of DBCP and OTPPB of approximately $1,000,000 and $50,000, respectively, incurred by such entities in connection with the Recapitalization.



NON-COMPETITION AGREEMENT WITH SELLING STOCKHOLDERS



     In connection with the Recapitalization, on November 21, 1997, the Company entered into a non-competition agreement (the "Non-Competition Agreement") with the Selling Stockholders. The Non-Competition Agreement provides for customary restrictions on the Selling Stockholders competing against the Company or disclosing confidential information with respect to the Company's business for a period of five-years following the Recapitalization Agreement. In addition, the Non-Competition Agreement provides that the Company pay Mr. Ecklund a consulting fee of $100,000 for providing consulting services to the Company for the period ending on the first anniversary of the Non-Competition Agreement. A total of $91,667 was paid in 1998, with the last payment made in December 1998.

OTHER TRANSACTIONS



     The Company is a party to a Release and Indemnity Agreement (the "Release Agreement") with the following former directors of Holdings: Thomas O. Moe, Albert O. Foster, Jerome J. Jenko and R. Gary St. Marie. Pursuant to the Release Agreement, Holdings released and agreed to indemnify the enumerated directors from claims arising from their past actions as directors of Holdings. Holdings' Articles of Incorporation release its current directors from liability incurred for breaches of fiduciary duties, subject to certain exceptions.



     Holdings was a party to a Put Option Agreement with Jay F. Ecklund, a director of Holdings and is a party to the Equity Registration Rights Agreement with DBCP, OTPPB and Mr. Ecklund. See Note 5 of the audited consolidated financial statements.

                            DESCRIPTION OF THE NOTES


     The Old Notes and the Notes were issued under an indenture (the "Indenture"), dated as of February 23, 1998 by and between the Young America, Holdings and Marine Midland Bank, as Trustee (the "Trustee"). The terms of the Notes are identical in all respects to the Old Notes, except that the Notes have been registered under the Securities Act and, therefore, do not bear legends restricting their transfer and do not contain provisions providing for the payment of liquidated damages under certain circumstances, which provisions terminated when the Old Notes were exchanged for the Notes.


     The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."

     For purposes of this section, references to the "Company" include only Young America Corporation and not its Subsidiaries or Holdings.


     The Old Notes were and the Notes are unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Debt of the Company.


     The Notes are issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. The Old Notes and the Notes are treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $125.0 million, of which $80.0 million in aggregate principal amount are outstanding and mature on February 15, 2006. Additional amounts may be issued from time to time, subject to the limitations set forth under "-- Certain Covenants -- Limitation on Incurrence of Additional Indebtedness." Interest on the Notes accrues at the rate of 11 5/8% per annum and is payable semiannually in cash on February 15 and August 15 of each year commencing on August 15, 1998, to the persons who are registered Holders at the close of business on the February 1 and August 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

     The Notes are not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

     Optional Redemption. The Notes are redeemable, at the Company's option, in whole at any time or in part from time to time, on and after February 15, 2002, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on February 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

                          YEAR                            PERCENTAGE
                          ----                            ----------
2002....................................................   105.813%
2003....................................................   103.875%
2004....................................................   101.938%
2005 and thereafter.....................................   100.000%

     Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to February 15, 2001, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture at a redemption price equal to 111.625% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Equity Offering.

     As used in the preceding paragraph, "Equity Offering" means a public or private offering of Qualified Capital Stock of Holdings or the Company for aggregate net cash proceeds of at least $10.0 million; provided that, in the event of an Equity Offering by Holdings, Holdings contributes to the capital of the Company the portion of the net cash proceeds of such Equity Offering necessary to pay the aggregate redemption price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to the preceding paragraph.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the proceeds of an Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

SUBORDINATION

     The payment of all Obligations on the Notes is subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Obligations on Senior Debt. Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshaling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations due or to become due upon all Senior Debt shall first be paid in full in cash or Cash Equivalents, or such payment duly provided for to the satisfaction of the holders of Senior Debt, before any payment or distribution of any kind or character is made on account of any Obligations on the Notes, or for the acquisition of any of the Notes for cash or property or otherwise. If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Senior Debt, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its or their behalf with respect to any Obligations on the Notes or to acquire any of the Notes for cash or property or otherwise.

     In addition, if any other event of default occurs and is continuing with respect to any Designated Senior Debt, as such event of default is defined in the instrument creating or evidencing such Designated Senior Debt, permitting the holders of such Designated Senior Debt then outstanding to accelerate the maturity thereof and if the Representative for the respective issue of Designated Senior Debt gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default have been cured or waived or have ceased to exist or the Trustee receives notice from the Representative for the respective issue of Designated Senior Debt terminating the Blockage Period (as defined below), during the 180 days after the delivery of such Default Notice (the "Blockage Period"), neither the Company nor any other Person on its behalf shall (x) make any payment of any kind or character with respect to any Obligations on the Notes or (y) acquire any of the Notes for cash or property or otherwise. Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the payment on the Notes was due and only one such Blockage Period may be commenced within any 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Designated Senior Debt shall be, or be made, the basis for commencement of a second Blockage Period by the Representative of such Designated Senior Debt whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

     By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Debt, including the Holders of the Notes, may recover less, ratably, than holders of Senior Debt.


     At December 31, 1999, the aggregate amount of Senior Debt was approximately $0.3 million, consisting of obligations under undrawn letters of credit. At such date, no indebtedness subordinated to the Notes was outstanding.


HOLDINGS GUARANTEE

     Holdings has irrevocably and unconditionally guaranteed (the "Holdings Guarantee"), on a senior subordinated basis, jointly and severally, to each Holder and the Trustee, the full and prompt performance of all obligations of the Company under the Indenture and the Notes, including the payment of principal of and interest on the Notes (all such obligations guaranteed by Holdings being herein called the "Guaranteed Obligations"). The Holdings Guarantee is subordinated to Guarantor Senior Debt on the same basis as the Notes are subordinated to Senior Debt. See also "-- Certain
Covenants -- Additional Guarantees."

     The Holdings Guarantee is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations,
(b) be binding upon Holdings and its successors, transferees and assigns and (c) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

CHANGE OF CONTROL

     The Indenture provides that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

     The Indenture provides that, prior to the mailing of the notice referred to below, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full and terminate all commitments under Indebtedness under the Credit Agreement and all other Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full and terminate all commitments under all Indebtedness under the Credit Agreement and all other such Senior Debt and to repay the Indebtedness owed to each lender which has accepted such offer or (ii) obtain the requisite consents under the Credit Agreement and all other Senior Debt to permit the repurchase of the Notes as provided below. The Company shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. The Company's failure to comply with the covenant described in the immediately preceding sentence shall constitute an Event of Default described in clause (iii) and not in clause (ii) under "Events of Default" below.

     Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

     Restrictions in the Indenture on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any Subsidiary Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) and Restricted Subsidiaries of the Company may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than (x) 2.0 to 1.0, if the date of such incurrence is on or prior to March 1, 1999, or (y) 2.5 to 1.0, if the date of such incurrence is after March 1, 1999.

     Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly,
(a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Equity Interests (other than Disqualified Capital Stock) of the Company) on or in respect of the Company's Equity Interests to holders of such Equity Interests, (b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a), (b) (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Equity Interests (other than Disqualified Capital Stock) of the Company; plus (y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company; plus (z) without duplication, the sum of
(1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments, (2) the net cash proceeds received by the Company or any of its

Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company) and (3) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary; provided, however, that the sum of clauses (1),
(2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

     Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Equity Interests of the Company, either (i) solely in exchange for Equity Interests (other than Disqualified Capital Stock) of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of Equity Interests (other than Disqualified Capital Stock) of the Company; (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for Equity Interests (other than Disqualified Capital Stock) of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (A) Equity Interests (other than Disqualified Capital Stock) of the Company or (B) Refinancing Indebtedness; (4) so long as no Default or Event of Default shall have occurred and be continuing, payments by the Company to redeem or repurchase or to enable Holdings to redeem or repurchase Equity Interests of Holdings or the Company, as the case may be, issued to or on behalf of directors, officers and employees of the Company or any of its Subsidiaries pursuant to Company policy with respect to directors, officers and employees of the Company or any of its Subsidiaries who have died or become disabled or whose employment or other relationship with the Company or any of its Subsidiaries has been terminated or pursuant to the terms of employment contracts, other agreements or employee stock option or stock benefit plans of Holdings, the Company or any of its Subsidiaries not to exceed $1.0 million in any fiscal year; provided, however, that if such amount is not used in its entirety within such fiscal year, the unutilized amount may be utilized solely in the next succeeding fiscal year; (5) the making of payments by the Company to Holdings to pay operating and administrative expenses of Holdings, including without limitation, directors' fees and expenses, legal and audit expenses and corporate franchise and other taxes, not to exceed $500,000 in any fiscal year; (6) if no Default or Event of Default shall have occurred and be continuing as a consequence thereof, the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock issued after the Issue Date; provided, however, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis, the Company and its Restricted Subsidiaries would have had a Consolidated Fixed Change Ratio greater than 2.0 to 1.0; (7) payments made or to be made in connection with the Recapitalization or to Holdings to enable Holdings to make such payments; (8) the distribution by the Company of the proceeds of the offering of the Old Notes to Holdings to enable Holdings to repay the Bridge Facility; and (9) payments to Holdings under a tax sharing agreement between Holdings and the Company. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2)(ii), (3)(ii)(A), (4) and (6) shall be included in such calculation.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

     Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Restricted

Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors),
(ii) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets, and (b) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after such Asset Sale (to the extent of the cash received) shall be deemed to be cash for the purposes of this provision; and (iii) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 270 days of receipt thereof either (A) to prepay any Senior Debt or Guarantor Senior Debt and, in the case of any Senior Debt under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, (B) to make expenditures for Replacement Assets, or (C) a combination of prepayment and investment permitted by the foregoing clauses (iii)(A) and (iii)(B). On the 271st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses
(iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph). To the extent the aggregate amount of the Notes tendered pursuant to the Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use such deficiency for general corporate purposes. Upon completion of such offer to purchase, the Net Proceeds Offer Amount shall be reset at zero.

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "-- Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

     Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net

Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) the Credit Agreement; (4) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary of the Company; (5) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (6) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; (7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired; (8) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Restricted Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary;
(9) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "Limitation on Incurrence of Additional Indebtedness" and "Limitation on Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness; (10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business; (11) agreements governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clauses (1) through (10) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clauses; or (12) agreements governing Indebtedness permitted to be incurred pursuant to the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions contained in the Credit Agreement as in effect on the Issue Date.

     Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (A) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date; (B) Liens securing Senior Debt and Guarantor Senior Debt; (C) Liens securing the Notes and the Guarantees;
(D) Liens in favor of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of the Company or any Restricted Subsidiary of the Company;
(E) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (A) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (B) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and (F) Permitted Liens.

     Prohibition on Incurrence of Senior Subordinated Debt. The Company and the Guarantors will not incur or suffer to exist Indebtedness that is senior in right of payment to the Notes or the Guarantees, as the case may be, and subordinate in right of payment by its terms to any other Indebtedness of the Company or such Guarantor, as the case may be.

     Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction on a pro forma basis and the assumption contemplated by clause
(i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (1) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and
(2) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "-- Limitation on Incurrence of Additional Indebtedness" covenant; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (iv) the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

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

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

     Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable to the Company or such Restricted Subsidiary than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1.0 million shall be approved by a majority of the Disinterested Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such majority of Disinterested Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $7.5 million, or more than $1.0 million and the Company does not have any Disinterested Directors, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

     (b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Wholly Owned Restricted Subsidiaries or exclusively between or among such Wholly Owned Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) the existence of or performance by the Company or any Restricted Subsidiary under any agreement as in effect as of the Issue Date or any amendment thereto or any replacement agreement therefor or any transaction contemplated thereby (including pursuant to any amendment thereto or any replacement agreement therefor) so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; (iv) Restricted Payments permitted by the Indenture; (v) payment of customary annual management, consulting and advisory fees and related expenses to the Principals and their Affiliates; (vi) the payment of all fees and expenses related to the Recapitalization; (vii) loans to employees of the Company and its Subsidiaries which are approved by the Board of Directors of the Company in good faith; (viii) the issuance of equity incentives or equity-based incentives (such as stock appreciation rights) or the granting or payment of any other compensation or benefit to employees or officers of the Company or any Subsidiary, provided that none of such employees or officers are Affiliates of any person owning more than 50%

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

of the issued and outstanding capital stock (or rights to acquire capital stock) of Holdings (a "Majority Stockholder") and (ix) employment or consulting agreements or arrangements entered into with Persons who are not Affiliates of any Majority Stockholder.

     Additional Guarantees. If the Company or any of its Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any domestic Restricted Subsidiary that is not a Guarantor, or if the Company or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another domestic Restricted Subsidiary in any such case having total book equity value in excess of $1.0 million, then such transferee or acquired or other Restricted Subsidiary shall (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on terms set forth in the Indenture and (ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

     Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar or reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

     Reports to Holders. The Indenture provides that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA sec. 314(a).

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

          (ii) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

          (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after written notice specifying the default (and demanding that such default be remedied) is delivered to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any

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

     Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

          (v) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

          (vi) certain events of bankruptcy affecting the Company, Holdings or any of its Significant Subsidiaries; or

          (vii) any Guarantee ceases to be in full force and effect or is declared to be null and void and unenforceable or is found to be invalid or a Guarantor denies its liability under its Guarantee.

     If an Event of Default (other than an Event of Default specified in clause
(vi) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or 5 business days after receipt by the Company, the Trustee and the Representative under the Credit Agreement and under each other Designated Senior Debt of such Acceleration Notice. If an Event of Default specified in clause (vi) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements, advances and any other amounts due to the Trustee under the Indenture and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law,

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

the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers'

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certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Debt, including, without limitation, those arising under the Indenture and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

     From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may: (i) reduce the amount of Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor (except that provisions affecting the requirement to repurchase Notes following a Change of Control or certain Asset Sales may be amended by the Company, the Trustee and the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding); (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default; (vi) modify or change any provision of the Indenture or the related definitions affecting the

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subordination or ranking of the Notes in a manner which adversely affects the
Holders; or (vii) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

GOVERNING LAW

     The Indenture, the Notes and the Guarantees are to be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

     "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for

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value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of (a) any Capital Stock of any Restricted Subsidiary of the Company; or (b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $500,000;
(ii) the sale, issuance, exchange, conveyance or other disposition or transfer of property or assets (including the issuance or transfer of Capital Stock of Restricted Subsidiaries) in connection with the acquisition of Replacement Assets (including in connection with Asset Acquisitions and trade-ins and like-kind exchanges of property or assets); and (iii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Merger, Consolidation and Sale of Assets."

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Bridge Facility" means the $80.0 million senior credit agreement dated November 25, 1997, among Holdings, the lenders party thereto and Bankers Trust Company as agent.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

     "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company or Holdings to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders; (ii) the approval by the holders of Capital Stock of the Company or Holdings, as the case may be, of any plan or proposal for the liquidation or dissolution of the Company or Holdings, as the case may be (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than the Permitted Holders) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company or Holdings; or (iv) the replacement of a majority of the Board of Directors of the Company or Holdings over a two-year period from the directors who constituted the Board of Directors of the Company or Holdings, as the case may be, at the beginning of such period, and such replacement shall not have been approved (x) in accordance with the Stockholders' Agreement, (y) by the Permitted Holders or
(z) by a vote of at least a majority of the Board of Directors of the Company or Holdings, as the case may be, then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

     "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Company" means Young America Corporation, a Minnesota corporation.

     "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period, (B) Consolidated Interest Expense, (C) fees, expenses or charges relating to any equity or debt issuances, Asset Acquisitions or Investments permitted by the terms of the Indenture (whether or not successful),
(D) all payments made under the Recapitalization documents and (E) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or repayment of any Indebtedness or the issuance of any Designated Preferred Stock of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness or the issuance or redemption of other Designated Preferred Stock (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment or issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (ii) any Asset Sales, Asset Acquisitions or the Recapitalization or any similar transactions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA

(including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X of the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and (2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus
(ii) the product of (x) the amount of all dividend payments (or accruals therefor) on any series of Preferred Stock of such Person or any Subsidiary of such Person (other than dividends paid in Qualified Capital Stock or paid to such Person or any Subsidiary of such Person) during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication: (i) the aggregate of all cash and non-cash interest expense (minus amortization or write-off of deferred financing costs included in cash or non-cash interest expense and minus interest income) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (a) any amortization of debt discount, (b) the net costs under Interest Swap Obligations, (c) all capitalized interest and (d) the interest portion of any deferred payment obligation; and (ii) the interest component of Capitalized Lease Obligations of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains and losses from Asset Sales or abandonments or reserves relating thereto, (b) items classified as extraordinary, nonrecurring or unusual gains, losses or charges, and the related tax effects, each determined in accordance with GAAP,
(c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person, (d) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise, (e) the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person, (f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date or, for the purposes of determining the Consolidated Fixed Charge Coverage Ratio, the first day of the Four Quarter Period

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

in question, (g) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (h) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

     "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Credit Agreement" means the Credit Agreement to be entered into among the Company, the lenders party thereto in their capacities as lenders thereunder and Norwest Bank Minnesota, N.A., as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the "Limitation on Incurrence of Additional Indebtedness" covenant above) or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Designated Preferred Stock" means Preferred Stock of the Company or any of its Subsidiaries that is so designated as Designated Preferred Stock, pursuant to an officers' certificate executed by the principal executive officer and the principal financial officer of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause
(iii) of the first paragraph of the "Limitation on Restricted Payments" covenant.

     "Designated Senior Debt" means (i) Indebtedness under or in respect of the Credit Agreement and (ii) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25,000,000 and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by the Company.

     "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors is required to deliver a resolution of the Board of Directors under the Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions (except arising exclusively as a consequence of such member's relationship to the Company).

     "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (other than an event which would constitute a Change of Control), matures (excluding any maturity as the result of any optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

     "Equity Interest" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

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

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

     "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

     "Guarantees" means the guarantees of the Company's obligations under the Indenture and the Notes by (i) Holdings (the "Holdings Guarantee") and (ii) a Restricted Subsidiary (the "Subsidiary Guarantee").

     "Guarantor" means (i) Holdings and (ii) each of the Company's Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor (each a "Subsidiary Guarantor"); provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

     "Guarantor Senior Debt" means with respect to any Guarantor, (i) the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of a Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, "Guarantor Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of, (x) all monetary obligations of every nature of the Company under the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities and (y) all Interest Swap Obligations whether outstanding on the Issue Date or thereafter incurred. Notwithstanding the foregoing, "Guarantor Senior Debt" shall not include (i) any Indebtedness of such Guarantor to a Restricted Subsidiary of such Guarantor,
(ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of such Guarantor or any Restricted Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation), (iii) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services, other than Capitalized Lease Obligations and Purchase Money Indebtedness, (iv) Indebtedness represented by Disqualified Capital Stock, (v) any liability for federal, state, local or other taxes owed or owing by such Guarantor, (vi) Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness," (vii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company and (viii) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

     "Holdings" means Young America Holdings, Inc., a Minnesota corporation.

     "Indebtedness" means with respect to any Person, without duplication, (i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business), (v) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause
(viii) below, (vii) all Obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured, (viii) all Obligations under currency agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock. Indebtedness shall not include Obligations in respect of performance or other surety bonds incurred to the extent required by applicable law in connection with the sweepstakes management services provided by the Company or any of its Subsidiaries that are indemnified by the Company's or such Subsidiary's customer. For purposes hereof, Obligations under operating leases shall not constitute Indebtedness.

     "Independent Financial Advisor" means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

     "Issue Date" means the date of original issuance of the Notes.

     "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of
(a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale (including in order to obtain any consent required therefor) and (d) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.


     "Permitted Holder" mean BT Capital Partners, Inc. and its Affiliates or, in the case of the Company, Holdings.


     "Permitted Indebtedness" means, without duplication, each of the following:

          (i) Indebtedness under the Old Notes;

          (ii) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $15.0 million or (b) 85% of accounts receivable of the Company and its Restricted Subsidiaries, reduced in each case by any required permanent repayments pursuant to the "Limitation on Asset Sales" covenant (which are accompanied by a corresponding permanent commitment reduction) thereunder;

          (iii) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

          (iv) Interest Swap Obligations of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries and Interest Swap Obligations of any Restricted Subsidiary of the Company covering Indebtedness of such Restricted Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

          (v) Indebtedness of a Wholly Owned Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary of the Company, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company; provided that if as of any date any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

          (vi) Indebtedness of the Company to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Company, in each case subject to no Lien; provided that (a) any Indebtedness of the Company to any Wholly Owned Restricted Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

          (vii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

          (viii) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (ix) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $5.0 million at any one time outstanding;

          (x) Refinancing Indebtedness;

          (xi) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $10.0 million at any one time outstanding; and

          (xii) any Indebtedness deemed to have been incurred pursuant to any of the agreements entered into in connection with the Recapitalization.

     "Permitted Investments" means each of the following:

          (i) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Wholly Owned Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Wholly Owned Restricted Subsidiary of the Company;

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

          (ii) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture;

          (iii) Investments in cash and Cash Equivalents;

          (iv) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $1.0 million at any one time outstanding;

          (v) Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture;

          (vi) Investments in Unrestricted Subsidiaries or other entities not to exceed $5.0 million at any one time outstanding;

          (vii) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

          (viii) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant;

          (ix) Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person merges or consolidates with the Company or any of its Restricted Subsidiaries, in either case in compliance with the Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company by such merger or consolidation; and

          (x) loans to Holdings to enable Holdings to repay the Bridge Facility and evidenced by an intercompany note as in effect as of the Issue Date or as amended in a manner not materially adverse to the Holders.

     "Permitted Liens" means the following types of Liens:

          (i) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (iv) attachment or judgment Liens not giving rise to an Event of Default;

          (v) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

          (vi) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation or another Capitalized Lease Obligation with the same financing source;

          (vii) purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary of the Company acquired in the ordinary course of business; provided, however, that (A) the related Purchase Money Indebtedness shall not exceed the purchase price or the cost of installation, construction or improvement of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired and other property and assets securing other Purchase Money Indebtedness to the same financing source and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

          (viii) any (a) interest or title of a lessor or sublessor under any lease, (b) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to (including without limitation ground leases or other prior leases of the demised premises, mortgages, mechanics liens, tax liens, and easements), or (c) subordination of the interest of the lessee or sublessee under such lease to any restrictions or encumbrance referred to in the preceding clause (b);

          (ix) Liens arising from filing UCC financing statements for precautionary purposes relating solely to true leases of personal property permitted by the Indenture under which the Company or any of its Restricted Subsidiaries is a lessee;

          (x) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

          (xi) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (xii) Liens securing obligations (other than obligations representing Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of the Company and its Restricted Subsidiaries;

          (xiii) Liens arising out of consignment or similar arrangements for the sale of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business in accordance with past practices;

          (xiv) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (xv) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

          (xvi) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

          (xvii) Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired

     Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

          (xviii) licenses of patents, trademarks and other intellectual property rights granted by the Company or any of its Subsidiaries in the ordinary course of business and not interfering in any material respect with the ordinary conduct of the business of the Company or any such Restricted Subsidiary;

          (xix) other Liens securing obligations incurred in the ordinary course of business which obligations or judgments do not exceed $10.0 million in the aggregate at any one time outstanding pursuant to clause (xi) of the definition of Permitted Indebtedness; and

          (xx) Liens on the assets of the Company or any Subsidiary Guarantor securing Senior Debt or Guarantor Senior Debt.

     "Person" means an individual, partnership, limited liability company, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.


     "Principals" means BT Capital Partners, Inc. and Ontario Teacher's Pension Plan Board.


     "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Recapitalization" means the recapitalization of Holdings.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clause (ii), (iv), (v), (vi), (vii), (viii), (ix) or (xi) of the definition of Permitted Indebtedness), in each case that does not (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and the Subsidiary Guarantors, if any, and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

     "Replacement Assets" means properties or assets (including Capital Stock and working capital assets) of a kind used or usable in the businesses of the Company and its Restricted Subsidiaries permitted by the covenant entitled "Conduct of Business."

     "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

     "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

     "Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of, (x) all monetary obligations of every nature of the Company under the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities and (y) all Interest Swap Obligations whether outstanding on the Issue Date or thereafter incurred. Notwithstanding the foregoing, "Senior Debt" shall not include (i) any Indebtedness of the Company to a Subsidiary of the Company, (ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation), (iii) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services, (iv) Indebtedness represented by Disqualified Capital Stock, (v) any liability for federal, state, local or other taxes owed or owing by the Company, (vi) Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness," (vii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company and (viii) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

     "Significant Subsidiary", with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

     "Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (x) the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (y) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding securities having ordinary voting power for the election of directors (other than directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.


                       FEDERAL INCOME TAX CONSIDERATIONS


     The following is a discussion of all material United States federal income tax consequences to U.S. Holders and Non-U.S. Holders of owning and disposing of the Notes. The terms "U.S. Holder" and "Non-U.S. Holder" refer, respectively, to persons that are or are not classified as United States persons.

     As used herein, the term "United States person" means a holder of a Note who is a citizen or resident of the United States, or that is a partnership, corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more U.S. fiduciaries have the authority to control all of the trust's substantial decisions.

     This discussion does not deal with all aspects of United States federal income taxation that may be relevant to holders of the Notes and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. It is, moreover, based upon the provisions of existing law on the date hereof, including, in particular, the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and other administrative and judicial interpretations thereof, all of which are subject to change at any time, with or without retroactive effect. This discussion also generally assumes that each holder holds the Notes as capital assets and that any amounts received by a Non-U.S. Holder with respect to the Notes are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States. Each prospective holder is advised to consult its own tax adviser with respect to current and possible future tax consequences of acquiring, holding and disposing of the Notes.

U.S. HOLDERS

     Interest on the Notes. Interest on a Note will be taxable to a U.S. Holder as ordinary interest income in accordance with the U.S. Holder's method of tax accounting at the time that such interest is accrued or (actually or constructively) received.

     Premium and Market Discount. A U.S. Holder of a Note purchased at a premium (i.e., a cost greater than its principal amount) may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Note. Special rules apply which may require the amount of premium and the amortization thereof to be determined with reference to the optional redemption price and date. A U.S. Holder that elects to amortize such premium must reduce its tax basis in a Note by the amount of the premium amortized during the holding period. With respect to a U.S. Holder that does not elect to amortize bond premium, the amount of bond premium will continue to be reflected in the U.S. Holder's tax basis. Therefore, a U.S. Holder that does not elect to amortize such premium will generally be required to treat the premium as capital loss when the Note matures.

     If a U.S. Holder of a Note purchases the Note at an amount that is less than its principal amount, the Note generally will be considered to bear "market discount" in the hands of such U.S. Holder. In such case, gain realized by the U.S. Holder on the sale, exchange, or retirement and unrealized appreciation on certain nontaxable dispositions of the Note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Note while held by such U.S. Holder and to the extent it has not previously been included in income (pursuant to an election by the U.S. Holder to include such market discount in income as it accrues). In addition, the U.S. Holder may be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or continued to purchase or carry the Note. In general terms, market discount on a Note will be treated as accruing ratably over the term of such Note, or, at the election of the U.S. Holder, under a constant yield method. However, a U.S. Holder may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on the sale of a Note as ordinary income. If a U.S. Holder so elects, the interest deduction deferral rule described above will not apply.

     Disposition of the Notes. In general, the U.S. Holder of a Note will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the Note measured by the difference between the amount realized (except with respect to market discount and to the extent attributable to the payment of accrued interest not previously included in income) and the U.S. Holder's tax basis in the Note. A U.S. Holder's tax basis in a Note generally will equal the cost of the Note to the U.S. Holder increased by the amount of market discount, if any, previously taken into income by the U.S. Holder or decreased by any amortized bond premium and any payments other than payments of interest made on such Note. If the Notes have been held for more than one year at the time of disposition, the capital gain or loss will be long-term capital gain or loss, currently taxable at a maximum rate of 20% for U.S. Holders other than corporations.

NON-U.S. HOLDERS

     Payments of Interest. A Non-U.S. Holder will not be subject to United States federal income tax by withholding or otherwise on payments of interest on a Note (provided that the beneficial owner of the Note fulfills the statement requirements set forth in applicable Treasury regulations) unless (A) such Non-U.S. Holder (i) actually or constructively owns 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,
(ii) is a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, or (iii) is a bank receiving interest described in Section 881 (c) (3) (A) of the Code or (B) such interest is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States.

     Gain on Disposition of the Notes. A Non-U.S. Holder will not be subject to United States federal income tax by withholding or otherwise on any gain realized upon the disposition of a Note unless (i) in the case of a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition (in which case such individual may be taxed as a U.S. Holder in any event) or (ii) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States.

     Effectively Connected Income. To the extent that interest income or gains on the disposition of the Notes are effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States, such income will be subject to United States federal income tax at the same rates generally applicable to United States persons. Additionally, in the case of a non-U.S. Holder which is a corporation, such effectively connected income may be subject to the United States branch profits tax at the rate of 30% (or lower treaty rate.)

     Treaties. A tax treaty between the United States and a country in which a Non-U.S. Holder is a resident may alter the tax consequences described above.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Interest and payments of proceeds from the disposition by certain non-corporate holders of Notes may be subject to backup withholding at a rate of 31%. Such a U.S. Holder generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's federal income tax upon furnishing the required information to the Internal Revenue Service.

     Generally, backup withholding of United States federal income tax at a rate of 31% and information reporting may apply to payments of principal, interest and premium (if any) to Non-U.S. Holders that are not "Exempt Recipients" and that fail to provide certain information as may be required by United States law and applicable regulations. The payment of the proceeds of the disposition of Notes to or through the office of a United States broker (or through a foreign broker's United States office) will generally be subject to information reporting and backup withholding at a rate of 31% unless the owner certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption.

     Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation and the availability of an exemption therefrom, and the procedures for obtaining any such exemption.

                         BOOK-ENTRY; DELIVERY AND FORM

     Except as described below Notes (and the related guarantees) initially be represented by one or more permanent global certificates in definitive, fully registered form (the "Global Notes"). The Global Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

     The Global Notes. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. QIBs may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

     Payments of the principal of, premium (if any), interest (including Additional Interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in the Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Note.

                              PLAN OF DISTRIBUTION


     This Prospectus has been prepared for use by Deutsche Banc Alex. Brown in connection with offers and sales of the Notes in market-making transactions effected from time to time. DBAB may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. The Company will not receive any of the proceeds of such sales. The Company has agreed to indemnify DBAB against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which DBAB might be required to make in respect thereof. See "Certain Transactions."



     As of the date of this Prospectus, affiliates of DBAB beneficially own 59.7% of the Common Stock (including 46.0% of the Voting Stock). See "Security Ownership of Certain Beneficial Owners and Management." DBAB has informed the Company that it does not intend to confirm sales of the Notes to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.



     The Company has been advised by DBAB that, subject to applicable laws and regulations, DBAB currently intends to make a market in the Notes following completion of the Exchange Offer. However, DBAB is not obligated to do so and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk
Factors -- An Active Trading Market for the Notes May Not Develop."



                                    EXPERTS



     The consolidated financial statements of Holdings as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                         INDEX TO FINANCIAL STATEMENTS

                          YOUNG AMERICA HOLDINGS, INC.


                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1999 and
  1998......................................................  F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1999, 1998 and 1997 .........................  F-4
Consolidated Statements of Changes in Stockholders'
  Deficit...................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 1998 and 1997..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Young America Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of Young America Holdings, Inc. (a Minnesota corporation) and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young America Holdings, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                          ARTHUR ANDERSEN LLP


Minneapolis, Minnesota,
February 16, 2000
(except with respect
to the matters discussed in Note 9, as
to which the date is February 25, 2000)

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                               AS OF DECEMBER 31



                                                                1999         1998
                                                              ---------    ---------
                                                                   (AMOUNTS IN
                                                                THOUSANDS, EXCEPT
                                                                    SHARE AND
                                                                 PER SHARE DATA)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  13,633    $  12,220
  Trade receivables, net of allowance of $771 and $47,
    respectively............................................     14,862       16,184
  Supplies inventory........................................        773          759
  Prepaid expenses and other................................      1,275          907
                                                              ---------    ---------
         Total current assets...............................     30,543       30,070
PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and improvements.....................................        639          639
  Building and improvements.................................      6,085        5,853
  Machinery and equipment...................................      2,639        2,578
  Transportation equipment..................................        159          170
  Office furniture and fixtures.............................      3,147        3,122
  Electronic equipment and software.........................      7,593        7,281
                                                              ---------    ---------
                                                                 20,262       19,643
  Less -- Accumulated depreciation..........................    (12,725)     (11,391)
                                                              ---------    ---------
                                                                  7,537        8,252
  Deferred financing costs..................................      2,677        3,108
  Deferred tax asset........................................      4,664        4,232
                                                              ---------    ---------
         Total assets.......................................  $  45,421    $  45,662
                                                              =========    =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Noncleared rebate items...................................  $   8,705    $  14,066
  Accounts payable..........................................      1,725        1,732
  Collections due to and advances from clients..............      6,823        6,131
  Deferred income taxes.....................................      2,198          897
  Accrued expenses --
    Interest................................................      3,514        3,514
    Compensation............................................      3,049        1,289
    Other...................................................      2,886        2,481
                                                              ---------    ---------
         Total current liabilities..........................     28,900       30,110
                                                              ---------    ---------
LONG-TERM DEBT (Note 9).....................................     80,000       80,000
OTHER LONG-TERM LIABILITIES (Note 11).......................         --          391
COMMITMENTS AND CONTINGENCIES (Notes 3, 7 and 8)............
REDEEMABLE CLASS A COMMON STOCK, as of December 31, 1999 and
  1998, 33,726 and 40,895 shares issued and outstanding,
  respectively (Note 5).....................................        734          890
STOCKHOLDERS' DEFICIT:
  Class A Common Stock, par value $1 per share; as of
    December 31, 1999 and 1998, 3,000,000 shares authorized
    and 1,255,455 shares issued and outstanding (Note 5)....      1,255        1,255
  Class B Common Stock, par value $1 per share; as of
    December 31, 1999 and 1998, 1,500,000 shares authorized
    and 442,884 shares issued and outstanding...............        443          443
  Class C Common Stock, par value $1 per share; as of
    December 31, 1999 and 1998, 1,500,000 shares authorized;
    172,727 shares issued and outstanding...................        173          173
  Additional paid-in capital................................     36,107       36,083
  Accumulated deficit.......................................   (102,191)    (103,683)
                                                              ---------    ---------
         Total stockholders' deficit........................    (64,213)     (65,729)
                                                              ---------    ---------
         Total liabilities and stockholders' deficit........  $  45,421    $  45,662
                                                              =========    =========



   The accompanying notes are an integral part of these consolidated balance sheets.

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF OPERATIONS


                        FOR THE YEARS ENDED DECEMBER 31



                                                              1999        1998       1997
                                                             -------    --------    -------
                                                                 (AMOUNTS IN THOUSANDS)
REVENUES...................................................  $82,747    $ 64,595    $70,085
COST OF REVENUES:
  Processing and servicing.................................   55,848      49,434     40,447
                                                             -------    --------    -------
     Gross profit..........................................   26,899      15,161     29,638
                                                             -------    --------    -------
OPERATING EXPENSES:
  Selling..................................................    6,021       6,059      5,504
  General and administrative...............................    9,348       5,798      9,754
  Compensation charges attributable to Recapitalization....       --         (43)    17,924
Reserve for lease obligations (Note 11)....................       --         850         --
                                                             -------    --------    -------
                                                              15,369      12,664     33,182
                                                             -------    --------    -------
     Operating income (loss)...............................   11,530       2,497     (3,544)
                                                             -------    --------    -------
OTHER INCOME (EXPENSE):
  Interest expense.........................................   (9,789)    (13,095)    (1,029)
  Interest income..........................................      675         666      1,038
  Transaction costs attributable to Recapitalization.......       --          --     (1,967)
  Other....................................................      (47)       (182)        --
                                                             -------    --------    -------
     Other expense.........................................   (9,161)    (12,611)    (1,958)
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME
  TAXES....................................................    2,369     (10,114)    (5,502)
PROVISION (BENEFIT) FOR INCOME TAXES.......................      877      (3,742)       423
                                                             -------    --------    -------
     Net income (loss).....................................  $ 1,492    $ (6,372)   $(5,925)
                                                             =======    ========    =======
UNAUDITED PRO FORMA NET LOSS:
  Loss before provision (benefit) for income taxes.........                         $(5,502)
  Pro forma income tax benefit.............................                          (1,308)
                                                                                    -------
     Pro forma net loss....................................                         $(4,194)
                                                                                    =======



  The accompanying notes are an integral part of these consolidated financial statement.

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                        FOR THE YEARS ENDED DECEMBER 31



                                 CLASS A              CLASS B           CLASS C
                                  COMMON              COMMON            COMMON                       RETAINED
                                  STOCK                STOCK             STOCK        ADDITIONAL     EARNINGS
                           --------------------   ---------------   ---------------    PAID-IN     (ACCUMULATED
                             SHARES      VALUE    SHARES    VALUE   SHARES    VALUE    CAPITAL       DEFICIT)      TOTAL
                           ----------   -------   -------   -----   -------   -----   ----------   ------------   --------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE, DECEMBER 31,
  1996...................       1,920   $     2        --   $ --                --     $   315      $  11,756     $ 12,073
  Net loss...............          --        --        --     --         --     --          --         (5,925)      (5,925)
  Stock split............   1,918,080     1,918        --     --         --     --          --         (1,918)          --
  Distributions to
    stockholders.........          --        --        --     --         --     --          --        (10,412)     (10,412)
  Proceeds from issuance
    of Common Stock......   1,169,530     1,170   442,884    443    172,727    173      37,043             --       38,829
  Redemption of Common
    Stock................  (1,785,600)   (1,786)       --     --         --     --        (293)       (90,163)     (92,242)
  Reclassification to
    Redeemable Class A
    Common Stock.........    (339,097)     (339)       --     --         --     --      (7,041)            --       (7,380)
                           ----------   -------   -------   ----    -------   ----     -------      ---------     --------
BALANCE, DECEMBER 31,
  1997...................     964,833       965   442,884    443    172,727    173      30,024        (96,662)     (65,057)
  Net loss...............          --        --        --     --         --     --          --         (6,372)      (6,372)
  Reclassification from
    Redeemable Class A
    Common Stock.........     290,622       290        --     --         --     --       6,059             --        6,349
  Final
    Recapitalization.....          --        --        --     --         --     --          --           (649)        (649)
                           ----------   -------   -------   ----    -------   ----     -------      ---------     --------
BALANCE, DECEMBER 31,
  1998...................   1,255,455     1,255   442,884    443    172,727    173      36,083       (103,683)     (65,729)
  Net income.............          --        --        --     --         --     --          --          1,492        1,492
  Distributions to
    stockholders.........          --        --        --     --         --     --          24             --           24
                           ----------   -------   -------   ----    -------   ----     -------      ---------     --------
BALANCE, DECEMBER 31,
  1999...................   1,255,455   $ 1,255   442,884   $443    172,727   $173     $36,107      $(102,191)    $(64,213)
                           ==========   =======   =======   ====    =======   ====     =======      =========     ========



  The accompanying notes are an integral part of these consolidated financial statements.

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                        FOR THE YEARS ENDED DECEMBER 31



                                                             1999        1998        1997
                                                            -------    --------    --------
                                                                (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income (loss).......................................  $ 1,492    $ (6,372)   $ (5,925)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities --
     Depreciation and amortization........................    2,394       5,660       1,636
     Deferred income taxes................................      870      (3,752)        417
     Changes in assets and liabilities:
       Trade receivables..................................    1,322      (4,702)     (2,950)
       Supplies inventory.................................      (14)       (144)        114
       Prepaid expenses and other.........................     (368)       (389)       (159)
       Noncleared rebate items............................   (5,361)      9,540       2,267
       Accounts payable...................................       (7)       (599)        125
       Collections due to and advances from clients.......      692       2,583      (7,631)
       Accrued expenses...................................    1,774        (877)      3,455
                                                            -------    --------    --------
          Net cash provided by (used in) operating
            activities....................................    2,794         948      (8,651)
                                                            -------    --------    --------
INVESTING ACTIVITIES:
  Purchases of property and equipment, net................   (1,249)     (2,374)     (3,330)
                                                            -------    --------    --------
          Net cash used in investing activities...........   (1,249)     (2,374)     (3,330)
                                                            -------    --------    --------
FINANCING ACTIVITIES:
  Net repayments of short-term borrowings.................       --          --          --
  Proceeds from issuance of senior subordinated notes.....       --      80,000          --
  Proceeds from (repayment of) Bridge Facility............       --     (80,000)     80,000
  Distributions paid to stockholders......................       --          --     (13,899)
  Proceeds from issuance of Common Stock..................       --          --      38,829
  Redemption of Common Stock..............................       --          --     (92,242)
  Payments of financing costs.............................       --      (3,461)     (3,340)
  Redemption of Redeemable Class A Common Stock...........     (132)       (141)         --
  Final payment to selling shareholders...................       --        (692)         --
                                                            -------    --------    --------
          Net cash provided by (used in) financing
            activities....................................     (132)     (4,294)      9,348
                                                            -------    --------    --------
          Net increase (decrease) in cash and cash
            equivalents...................................    1,413      (5,720)     (2,633)
CASH AND CASH EQUIVALENTS:
  Beginning of year.......................................   12,220      17,940      20,573
                                                            -------    --------    --------
  End of year.............................................  $13,633    $ 12,220    $ 17,940
                                                            =======    ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash payment for interest...............................  $ 9,353    $ 10,558    $      5
                                                            =======    ========    ========
  Income taxes paid.......................................  $     7    $     11    $      6
                                                            =======    ========    ========



  The accompanying notes are an integral part of these consolidated financial statements.

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998


            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



1.  THE COMPANY AND NATURE OF BUSINESS:



     Young America Holdings, Inc. (Holdings) and its wholly owned subsidiaries, Young America Corporation (YAC) and YAC.Ecom Incorporated (collectively, the Company), provide a wide range of consumer interaction processing (CIP) services to consumer product and consumer service companies. The Company's CIP services provide a link between consumer-oriented companies and their customers for numerous types of marketing programs including rebate programs, purchase reward or premium programs, sweepstakes, product sampling programs and warranty registration programs. The Company provides a variety of services involved in executing these marketing programs including (i) order processing (including the handling of mail, telephone calls, facsimiles and e-mail received from consumers), (ii) fulfillment (including the delivery of product premiums and samples as well as rebate checks to consumers), (iii) data gathering, analysis and reporting, and (iv) related customer service (including receiving and responding to customer inquiries).



2.  SIGNIFICANT ACCOUNTING POLICIES:



  Principles of Consolidation


     The consolidated financial statements include the financial statements of Holdings and its subsidiaries, all of which are wholly owned (collectively referred to as the Company). All significant intercompany balances and transactions have been eliminated in the consolidation.


  Revenue Recognition


     The Company derives its revenues principally from three sources: service fees, rebate billings and postage and freight billings. Service fee revenues are recognized as CIP services are rendered. The Company invoices clients, at the time of shipment, for the gross amount of rebate checks issued by the Company. For the years ended December 31, 1999, 1998 and 1997, approximately 34%, 45% and 38%, respectively, represented the aggregate dollar amount of checks issued under rebate programs. The Company has entered into contractual arrangements with its clients providing that the Company would fund from the Company's own working capital the payment of rebates offered by the clients. The Company, in turn, invoices its clients for the full amount of those rebate checks that the Company issues to consumers. The Company realizes a margin on such rebate revenues because when the Company agrees to fund rebate programs with its own working capital, its contractual arrangements with its clients generally provide that the Company is entitled to retain amounts paid to it by clients relating to rebate checks that are never cashed (referred to in the industry as slippage). Each period, the Company estimates that percentage of rebate checks issued that are not expected, based upon historical experience, to be cashed.

     The Company recognizes as revenue, at the time of shipment, the amount billed to clients for shipping merchandise premiums and samples and for mailing rebate checks. Such billings are generally based upon standard rates which approximate those that would be charged to such clients by the United States Postal Service (USPS) or other delivery services. The Company realizes a margin on postage and freight billings because it pays lower rates to the delivery services reflecting (i) discounts available to the Company for performing various sorting and other tasks, and (ii) the high volume of mail and other shipments sent by the Company for all of its clients in the aggregate.

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

     The Company has historically presented all billed amounts that were priced to include a margin element in revenue. This revenue included the full value of rebate payments funded with the Company's working capital and the amount billed to clients for shipping merchandise and mailing checks. During 1999, the Company revised its presentation of revenue to represent (i) service fees for rendering CIP services, (ii) the margin obtained from using working capital to fund client rebate checks (referred to in the industry as slippage), and (iii) the margin realized on postage and freight billings as a result of discounts and presorting or other postal cost reduction techniques which are available to the Company due to the large volume of mail and other shipment processed by the Company for all of its clients in the aggregate. Revenue previously presented has been revised to conform to the 1999 presentation. Such revision had no effect on previously reported gross profit, net income (loss) or stockholders' deficit.


  Cash and Cash Equivalents


     Cash and cash equivalents consist primarily of highly liquid investments with original maturities of three months or less and are stated at cost, which approximates fair market value.


  Supplies Inventory


     Inventory is stated at the lower of first-in, first-out cost or market.


  Depreciation


     Depreciation of property and equipment is computed on the straight-line method over the following estimated useful lives:


                                                              YEARS
                                                              ------
Land improvements...........................................  5 - 15
Buildings and improvements..................................  5 - 31
Machinery...................................................  3 - 7
Transportation equipment....................................    3
Office furniture and fixtures...............................    5
Electronic equipment and software...........................  3 - 5



  Long-Lived Assets


     The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of long-lived assets, the Company would recognize an impairment loss.


  Deferred Financing Costs


     Deferred financing costs are amortized over the term of the underlying debt instrument.


  Noncleared Rebate Items


     Noncleared rebate items represent open and uncleared rebate checks issued on behalf of clients as of the balance sheet date, less estimated slippage.

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

  Collections Due and Advances from Clients


     Collections due and advances from clients consist of (i) collections from consumers that are to be ultimately credited to clients based upon contractual agreements, and (ii) advances received from certain clients.


  Income Taxes



     Prior to the Recapitalization (see Note 4), the Company was an S corporation for income tax purposes. As an S corporation, the Company was only liable for U.S. federal income taxes under certain circumstances and liable for state income taxes in certain jurisdictions; all other domestic income taxes were the responsibility of the Company's stockholders. Concurrent with the Recapitalization, Holdings became a taxable C corporation. The unaudited pro forma net income information in the accompanying consolidated statements of operations reflects the application of corporate income taxes to the Company's taxable income at an assumed combined federal and state tax rate of 37% as if the termination of the Company's status as an S corporation had occurred as of the beginning of each period presented.



     In connection with the conversion from an S corporation to a C corporation, Holdings began accounting for income taxes under the liability method, whereby deferred income taxes are recognized at currently enacted income tax rates to reflect the tax effect of temporary differences between the financial reporting and tax bases of assets and liabilities. As a result thereof, the Company immediately recognized, by charging to earnings, a deferred income tax liability of $928 during the year ended December 31, 1997.



  Use of Estimates


     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.


  Fair Value of Financial Instruments



     The carrying amounts of cash equivalents, trade receivables (net) and accounts payable approximate fair market values because of the short maturities of these instruments. The Company's Senior Subordinated Notes were recorded at fair value in connection with the February 23, 1998 offering. The fair value, based upon market quote activity as of year-end, is $60,000.



  Reclassifications


     Certain amounts previously reported in the 1998 and 1997 consolidated financial statements have been reclassified to conform to the 1999 presentation. The reclassifications had no effect on previously reported net income (loss) or stockholders' deficit.


  Comprehensive Income


     Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events, and circumstances from nonowner sources. For the Company,

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES comprehensive income represents net income as there are no other transactions, events or circumstances from nonowner sources.


  Segment Reporting



     In 1998, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position but did affect the disclosure of segment information (see Note 10).



  New Accounting Pronouncements


     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective, as amended, for years beginning after June 15, 2000. SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge criteria are met. Special accounting for qualifying hedges allow a derivative's gains or losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company expects this statement to have no impact upon adoption.


3.  SIGNIFICANT RISKS AND UNCERTAINTIES:



     The Company is subject to a variety of risks and uncertainties during the normal course of its business including, but not limited to, a high degree of customer concentration, the needs, marketing decisions and marketing budgets of its clients, high levels of competition in a fragmented market, vulnerability to economic downturns, ability to keep pace with changes in information technology, availability of qualified labor resources, reliability of service provided by various local and long distance telephone companies, dependence on the services of the USPS and, to a lesser degree, the services of private delivery services at cost-effective levels.


     When the Company agrees to fund rebate payments with its own working capital, its contractual arrangements with its clients generally provide that the Company is entitled to retain amounts paid to it by clients relating to rebate checks that are never cashed. Each period, the Company estimates the percentage of rebate checks issued that are not expected, based upon historical experience, to be cashed. For the years ended December 31, 1999, 1998 and 1997, the portions of revenue recognized by the Company as slippage were $8,505, $4,905 and $3,289, respectively. In those situations where the Company has not been asked to use its working capital to fund rebate programs, the Company generally does not discount its service fees in order to offset the lack of slippage to be retained by the Company.

     The escheat laws of various states provide that under certain circumstances holders of unclaimed property (possibly including, under certain interpretations of such laws, slippage) must surrender that property to the state in question. The Company believes that, because Holdings and YAC are Minnesota corporations with their principal operations and principal places of business located in Minnesota, the escheat laws of the State of Minnesota would govern the right of the

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

Company to retain slippage amounts, except that Oklahoma escheat laws may govern the Company's right to retain slippage amounts with respect to operations conducted from the Company's Oklahoma facility. The Company also believes that under current Minnesota and Oklahoma escheat laws, it is entitled to retain slippage amounts in those transactions where the Company funds its client's rebate program from its own working capital rather than surrendering such amounts to the State of Minnesota or the State of Oklahoma. There can be no assurance, however, that the Minnesota or Oklahoma escheat laws will not change or that the Company's interpretation of the Minnesota or Oklahoma escheat laws would prevail in any action by the State of Minnesota or the State of Oklahoma to require the surrender of slippage to either of such states. There also can be no assurance that another state will not prevail in an action under its escheat laws to require the surrender slippage amounts to that state, whether unclaimed by residents of such state or otherwise.

     As a result of the Recapitalization transaction discussed in Note 4, the Company is highly leveraged. The Company's high degree of leverage may have important consequences for the Company, including that (i) the ability of the Company to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on terms favorable to the Company; (ii) a substantial portion of the Company's cash flow will be used to pay the Company's interest expense and, in the cases of indebtedness incurred in the future, possible principal repayments, which will reduce the funds that would otherwise be available to the Company for its operations and future business opportunities; (iii) a substantial decrease in net operating cash flows or an increase in expenses of the Company could make it difficult for the Company to meet its debt service requirements and force it to modify its operations; (iv) the Company may be more highly leveraged than its competitors, which may place it at a competitive disadvantage; and (v) the Company's high degree of leverage may make it more vulnerable to a downturn in its business or the economy generally. Any inability of the Company to service its indebtedness or to obtain additional financing, as needed, would have a material adverse effect on the Company's business.

     Although the Company is not subject to seasonality, the Company's quarterly revenues and profitability can be impacted by the timing of its clients' programs, the availability of client-provided merchandise to fulfill consumer requests or clients' decisions not to repeat specific marketing programs. Program timing can affect quarterly revenues and profitability because most of the marketing programs that the Company supports are short in duration. The Company's activity level on a particular marketing program is often concentrated around the consumers' final response date under the program, so that the Company's revenues from a high-volume program may be concentrated in one or two quarters. In addition, with premium programs, the volume of consumer requests can be difficult to predict. To the extent clients have underestimated the consumer response to their programs and have not provided the Company with sufficient quantities of merchandise, the Company may not be able to fulfill all consumer requests in a timely manner. Consequently, the Company may be delayed in performing a portion of its services and recognizing the related revenue. In such situations, however, the Company often handles increased consumer inquiry calls to the Company's call centers and may mail delay card and order acknowledgment correspondence to consumers. For providing these extra services, the Company derives additional revenue and gross profit from service fees.


4.  THE RECAPITALIZATION:


     On November 25, 1997 (the Recapitalization Date), Holdings effected (i) a 1,000-for-1 stock split of its common stock in the form of a stock dividend and
(ii) a recapitalization (the Recapitalization), pursuant to a recapitalization agreement (the Recapitalization Agreement) under which substantially all of Holdings' assets and business were transferred to a newly formed

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES subsidiary, Young America Corporation, and Holdings changed its name to Young America Holdings, Inc. As a result of the Recapitalization, approximately 93% of all classes of the combined capital stock of Holdings was purchased by an investor group (the Investor Group). In the Recapitalization, members of the Investor Group purchased newly issued shares of the common stock of Holdings (the Common Stock) for an aggregate purchase price of $38,852. Also in the Recapitalization, Holdings borrowed $80,000 under a senior bridge credit facility (the Bridge Facility) provided by affiliates of DB Capital Partners
(DBCP). Holdings used the proceeds of the issuance of shares of Common Stock to the Investor Group and the borrowings under the Bridge Facility to (i) repurchase outstanding shares of Common Stock from the selling stockholders for an aggregate purchase price of $92,242; (ii) make bonus payments to management of $13,368 under plans put in place in contemplation of a change of control of the Company, and $4,877 paid pursuant to phantom stock arrangements due in such amounts as a result of the change of control of the Company in the Recapitalization; and (iii) pay certain fees and expenses related to the Recapitalization. Of the amounts referred to in (i) and (ii) above, $6,000 was placed in escrow subject to certain indemnification provisions of the Recapitalization Agreement, $1,170 of which has been recorded by the Company as estimated compensation charges remaining to be paid related to (ii) above. The final allocation of $1,170 of the escrow was made during 1999.

     Pursuant to the terms of the Recapitalization Agreement, Holdings made an additional payment of approximately $692 to the selling stockholders and certain employees of the Company during the second quarter of 1998. Such payment was based upon the final determination of total stockholders' equity (as defined) of Holdings as of October 31, 1997, and Holdings' profits or losses (as defined) for the period ended on the Recapitalization Date. The Company had recorded the compensation expense associated with such payment based on its best estimates at the end of 1997. Also in connection with the Recapitalization, Holdings is obligated to make additional payments to the former majority shareholders subject to Holdings achieving certain targets defined in the Recapitalization Agreement. To the extent cumulative excess free cash flow (as defined in the Recapitalization Agreement) of the Company for the four-year period ending December 31, 2001 exceeds $93,000, Holdings is required to make an additional purchase price payment equal to 20% of such excess, subject to a maximum amount payable of $15,000. Under separate agreements with Mr. Charles D. Weil, certain other employees of the Company and the former majority shareholders, a portion of this additional purchase price payment will be payable to such individuals. Any payments made to management will result in compensation charges in the period the amount becomes determinable.


5.  CAPITAL STOCK AND STOCKHOLDERS' AGREEMENTS:


     The Common Stock consists of three classes: Class A Common Stock, Class B Common Stock and Class C Common Stock. Except as set forth below, the rights of the three classes of Common Stock are the same. Under most circumstances, only the Class A Common Stock has voting rights; however, the affirmative vote of a majority of the total number of shares of Class B or Class C Common Stock, as applicable, is required for the issuance or sale of additional shares of Class B or Class C Common Stock, respectively, the reclassification cancellation, or retirement of the Class B or Class C Common Stock, respectively, or any amendment, waiver or corporate transaction that adversely affects the Class B or Class C Common Stock, respectively. In addition, each share of Class B Common Stock will be entitled to vote with the Class A Common Stock, voting together as a single class, on all matters to be voted on by Holdings' shareholders (except as otherwise required by applicable law) following the occurrence of any of the following events: (i) Charles D. Weil shall cease to be employed by the Company for any reason; (ii) Holdings shall not have completed a public offering of its Common Stock meeting certain requirements by the fifth anniversary of the Recapitalization Date; (iii) the Company or the selling stockholders shall default on any of the

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES material terms of the Recapitalization; (iv) any representation or warranty made by Holdings or the selling stockholders with respect to the Recapitalization shall prove to have been materially false; or (v) an Approved Sale (as defined below) has been proposed to the board of directors of Holdings (the Board of Directors) and such a sale is not approved, for whatever reason, by the Board of Directors within three days of such proposal.

     Regulated Holders (as defined in Holdings' Articles of Incorporation) who hold shares of Class A Common Stock may convert such shares into shares of Class B or Class C Common Stock at any time. Regulated Holders who hold shares of Class B Common Stock or Class C Common Stock may convert such shares into shares of Class A Common Stock at any time such conversion is permitted under law.

     In connection with the consummation of the Recapitalization, the Company and its stockholders entered into a stockholders' agreement (the Stockholders' Agreement). The Stockholders' Agreement contains certain restrictions with respect to the transferability of Holdings' capital stock and contains a grant by Holdings to the stockholders of preemptive rights to subscribe for future issuances of its capital stock and securities convertible or exercisable for capital stock, subject to certain exceptions. The Stockholders' Agreement also includes provisions regarding designation of members of the Board of Directors and other voting arrangements. The Stockholders' Agreement will terminate upon the earlier of the completion of an Approved Sale (as defined in the Stockholders' Agreement) or a public offering of Holdings Common Stock, meeting certain requirements.

     Each of the management stockholders acquired their shares of Class A Common Stock pursuant to a Stock Subscription and Repurchase Agreement. Each of the stock agreements provides that upon the occurrence of certain events including the death, retirement, permanent disability, resignation for good reason (such as retirement) or termination without cause of the management stockholder, such individual (or his successors) will have the right (within a specified period of time) to cause Holdings to repurchase his stock.

     The repurchase price to be paid by Holdings for any employee stock repurchased pursuant to the stock agreements will, in most situations, be the fair market value for such shares (to be determined by the Board of Directors if the shares are not then traded publicly, provided that an individual may request an appraisal of the repurchased shares if he disagrees with the valuation placed on such shares by the Board of Directors). Certain employee stock agreements require the management stockholder to enter into a noncompetition agreement with Holdings or receive the lesser of the fair market value or the original purchase price for the employee stock to be purchased. The Weil Employment Agreement (see
Note 7) provides that if Mr. Weil is terminated for cause, Holdings may repurchase his stock at the lesser of its fair market value or the original purchase price for such shares.

     The Class A Common Stock held by management are recorded as Redeemable Class A Common Stock (Redeemable Stock) on the accompanying consolidated balance sheets. At December 31, 1997, these shares were valued at the same per share value determined at the date of the Recapitalization in November 1997. The estimated required redemption price of the Redeemable Stock was approximately $550 and $534 at December 31, 1999 and 1998 based on the current market. Subsequent to December 31, 1997, the arrangement with Mr. Weil was amended such that Mr. Weil no longer has the ability to require the Company to redeem his shares (156,221 shares). Future increases in the carrying value of shares subject to redemption rights will be reported as compensation expense in accordance with APB Opinion No. 25.

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

     In connection with the Recapitalization, Holdings and its senior stockholders entered into an equity registration rights agreement (the Equity Registration Rights Agreement). The Equity Registration Rights Agreement grants the stockholders that are party thereto demand and incidental registration rights with respect to shares of capital stock held by them, which rights will be exercisable at any time after an initial public offering of Holdings' Common Stock. In addition, DBCP may cause Holdings to conduct an initial public offering at any time following the sixth anniversary of the Recapitalization. The Equity Registration Rights Agreement contains customary terms and provisions with respect to the registration rights contained therein.

     Certain stockholders of Holdings (including Mr. Ecklund and Mr. Weil) have entered into an amended and restated Equity Registration Rights Agreement that grants Mr. Ecklund new demand registration rights commencing after the fifth anniversary of the Recapitalization, and grants Mr. Weil new demand registration rights if a Termination Event occurs with respect to Mr. Weil. Under the amended and restated Equity Registration Rights Agreement, if Mr. Ecklund or Mr. Weil exercises his demand right with respect to all of his shares of Common Stock, and any underwriter selected by Mr. Ecklund or Mr. Weil, as the case may be, advises Holdings that such underwriter cannot sell all such shares in such offering because such offering would not be large enough, then Mr. Ecklund and Mr. Weil, as applicable, shall each have the right to require Holdings to sell in such offering newly issued shares of common stock representing up to 30% of its shares in any underwritten offering, as the case may be. In addition, if any underwriter advises Holdings that an offering of all of Mr. Ecklund's or Mr. Weil's shares, as the case may be, in addition to any other shares that are proposed to be registered under such registration statement (including shares to be offered and sold by Holdings), can not be consummated given the then current market conditions, then Mr. Ecklund's shares would be entitled to be sold before any shares sold by Holdings or by any other shareholder (including Mr. Weil), and Mr. Weil's shares would be entitled to be sold before any shares sold by Holdings or by any other shareholder (other than Mr. Ecklund). If Mr. Ecklund or Mr. Weil exercises a demand registration right at any time, certain shareholders of Holdings would have the right to purchase Mr. Ecklund's and/or Mr. Weil's shares, as the case may be, for their fair market value. As amended and restated, neither Mr. Ecklund nor Mr. Weil will have any put rights with respect to shares of Holdings held by them.

     Accordingly, at the date the new arrangements became operative, the amount previously classified as Redeemable Class A Common Stock for Mr. Ecklund and Mr. Weil was reclassified to stockholders' deficit. At December 31, 1997, the aggregate value ascribed to the Redeemable Class A Common Stock for these shares was $6,349. This amount has been reclassified to stockholders' deficit at December 31, 1998.


6.  INCOME TAXES:


     The income tax provision (benefit) for the years ended December 31 consisted of the following:

                                                            1999     1998
                                                            ----    -------
Current...................................................  $  7    $    10
Deferred..................................................   870     (3,752)
                                                            ----    -------
                                                            $877    $(3,742)
                                                            ====    =======

     The provision (benefit) for income taxes includes a deferred component that arose from (i) the Company's change in tax status discussed in Note 2 and (ii) the recording of certain items in different periods for financial reporting and income tax purposes. As of December 31, the tax effects

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES of temporary differences which give rise to a significant portion of deferred tax assets (liabilities) are as follows:

                                                          1999       1998
                                                         -------    -------
Slippage...............................................  $(3,373)   $(2,142)
Net operating losses...................................    4,958      4,350
Deferred compensation..................................       --        433
Lease obligation write-off.............................      144        315
Self-insurance reserves................................      229        215
Other..................................................      507        164
                                                         -------    -------
                                                         $ 2,465    $ 3,335
                                                         =======    =======

     The Company's current period tax net operating loss will be available to offset future tax liabilities through 2018. Based upon the Company's history of prior operating earnings and its expectations for the future, management of the Company has determined that it is more likely than not that taxable income will be sufficient to utilize such attributes in their carryforward periods.

     A reconciliation of income taxes computed at the statutory rates to the reported income tax provision (benefit) for the years ended December 31 is as follows:

                                                            1999     1998
                                                            ----    -------
Taxes at federal statutory rates..........................  $806    $(3,439)
State taxes, net of federal benefit.......................    76       (336)
Other.....................................................    (5)        33
                                                            ----    -------
Provision (benefit) for income taxes......................  $877    $(3,742)
                                                            ====    =======


7.  EMPLOYMENT AGREEMENTS AND COMPENSATION MATTERS:


     On November 24, 1997, Holdings and Mr. Weil entered into an employment agreement (the Weil Employment Agreement) pursuant to which Mr. Weil has agreed to serve as the president and chief executive officer of Holdings. The term of the Weil Employment Agreement is initially three years and is subject to automatic 12-month renewal thereafter unless terminated by either party. Base compensation under the Weil Employment Agreement is $300 per year and will increase at a minimum of 5% each calendar year beginning January 1, 1999. If Holdings terminates Mr. Weil's employment without cause or Mr. Weil terminates his employment for good reason, he is entitled to receive (i) his base salary for an 18-month period following the effective date of termination and (ii) a pro rated portion of his annual incentive bonus effective as of the date of termination.

     During 1997, Mr. Weil participated in a special incentive bonus plan that was based upon the achievement of certain performance targets for that year. Mr. Weil was paid $900 with respect to such incentive bonus plan in January 1998 and an additional $261 in March 1998 (such amounts were accrued as of December 31, 1997) pursuant to such incentive bonus plan following the approval of the annual financial statements by the Board of Directors. In addition, on January 7, 1998, Mr. Weil received a bonus of $500 in satisfaction of certain obligations of Holdings to Mr. Weil. For 1998 and all subsequent years under the Weil Employment Agreement, Mr. Weil will participate in the Company's Annual Management Incentive Plan (discussed below) as such plan may from time to time be amended.

     In connection with the Recapitalization and pursuant to the terms of the old employment agreement, Mr. Weil received a special bonus from the Company of $9,218. In addition, Mr. Weil

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES may be entitled to receive up to an additional $3,216, representing his pro rata portion of post-Recapitalization payments that may be made to the Selling Stockholders and Messrs. Weil, Stinchfield and Ferguson under the terms of the Recapitalization Agreement, as described in Note 4.

     Effective December 2, 1998, the Company and Roger D. Andersen entered into an employment agreement (the Andersen Employment Agreement) pursuant to which Mr. Andersen has agreed to serve as the chief financial officer of YAC. The Andersen Employment Agreement has a 12-month term, subject to automatic 12-month renewals on each anniversary date thereafter, if not canceled by either party. Base compensation under the Andersen Employment Agreement is $210 per year, and such amount will increase at a minimum of 3% per year on the anniversary date of such agreement. Mr. Andersen is eligible to participate in the Company's Annual Management Incentive Plan, Profit Sharing Plan and Employee Stock Option Plan. If the Company terminates Mr. Andersen without cause, he is entitled to receive his base salary for 12 months and an additional lump-sum severance payment up to an amount of $210, based on the performance of the Company and Mr. Andersen's years of service with the Company. If Mr. Andersen terminates his employment for good reason after three years of continuous employment with the Company, he is entitled to 50% of his annual base salary payable in six equal monthly installments.

     On November 25, 1997, Holdings adopted the 1997 Management Recognition, Transition and Equity Bonus Plan for officers and certain key management employees, pursuant to which Holdings paid $2,650 in cash bonuses to certain officers and employees of the Company. In connection with the Recapitalization, the Company also paid a $600 special bonus to an employee pursuant to another agreement. A portion of the proceeds of such bonuses were used to purchase Class A Common Stock in connection with the Recapitalization.

     The Company had a phantom stock bonus plan with two of its employees, whereby each employee was awarded shares of phantom stock. Under the plan, additional compensation payments to these employees were triggered by the occurrence of certain events, as defined in the agreements, including certain distributions paid to the Company's stockholders, the termination of employment, or the change in control of the Company. Compensation expenses under this plan was approximately $4,732 during the year ended December 31, 1997. In connection with the Recapitalization, this plan was terminated.


8.  COMMITMENTS AND CONTINGENCIES:



  Management Agreement


     In connection with the Recapitalization, Holdings and certain investors entered into a management agreement (the Management Agreement) relating to certain services to be provided to Holdings in the future by such investors. Under the Management Agreement, such investors will provide Holdings with, among other services, financial and strategic planning and management consulting services throughout the term of the Stockholders' Agreement. In consideration for the services provided to Holdings under the Management Agreement, Holdings will pay annual fees of $250. Also in connection with the Recapitalization, Holdings paid these investors a one-time transaction fee of $1,500 and reimbursed or paid expenses (including legal and accounting fees and expenses) of approximately $1,050 incurred by such entities in connection with the Recapitalization.

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

  Leases


     The Company has operating leases for warehouse space and equipment. The approximate future minimum payments under these obligations for the years ending December 31 are as follows:

2000..............................................    $6,182
2001..............................................     3,296
2002..............................................     1,618
2003..............................................       888
2004..............................................       586
Thereafter........................................     3,338

     Total rent expense was $6,428, $5,163 and $2,640 for the years ended December 31, 1999, 1998 and 1997, respectively.


  Guarantees


     Sweepstakes performance bonds are guaranteed for certain clients based on certain financial criteria. Holdings had guaranteed approximately $35,044 and $9,978 in performance bonds for various clients as of December 31, 1999 and 1998, respectively. The Company also obtains an indemnity agreement from these clients indemnifying the Company from obligations under the performance bonds.


  Litigation


     The Company is exposed to asserted and potential unasserted claims encountered in the normal course of business. In the opinion of management, based on consultation with outside legal counsel, the resolution of these matters will not have a material adverse effect on the Company's financial position.


9.  LONG-TERM DEBT:



  The Bridge Facility


     On the Recapitalization Date, Holdings borrowed $80,000 under a Senior Credit Agreement with Bankers Trust Company as agent from Bankers Trust New York Corporation, an affiliate of DBCP, as initial lender. The Bridge Facility was repaid by Holdings on February 23, 1998, with the proceeds from the issuance by YAC of Senior Subordinated Notes on that date, and the associated deferred financing fees of $3,300 were written off and are included in interest expense in the accompanying consolidated statements of operations.


  The Notes Offering



     On February 23, 1998, YAC issued an $80,000 principal amount of 11 5/8% Series A Senior Subordinated Notes due in 2006 (the Old Notes). In September 1998, pursuant to a registration statement file with the Securities and Exchange Commission, YAC exchanged all of the Old Notes for an equal aggregate principal amount of Series B Senior Subordinated Notes due in 2006 (the New Notes, and together with the Old Notes, the Notes) having substantially the same terms as the Old Notes. Interest on the Notes is payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 1998. The proceeds from the issuance of the Old Notes were distributed and loaned by YAC to its parent, Holdings, and used by Holdings to repay amounts outstanding under the Bridge Facility.

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

     The Notes are unconditionally guaranteed on an unsecured senior subordinated basis by Holdings. The guarantee, which is full and unconditional and which is being provided on a joint and several basis with any future subsidiaries of YAC that become guarantors, is a general unsecured obligation of Holdings. The guarantees are subordinated to all existing and future senior indebtedness of Holdings. Separate financial statements of YAC have not been presented as management has determined that they would not be material to investors given that Holdings has provided a guarantee of the Notes.

     In connection with the Recapitalization discussed in Note 4, substantially all of Holdings' assets and business were transferred to YAC. The following table presents summarized pro forma financial information for Holdings and YAC as if the guarantee structure had been in effect for all periods

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES presented. The only substantial asset retained by Holdings was certain real property which is leased to YAC at cost for use in its operations.

                                                               1999       1998       1997
                                                              -------    -------    -------
Revenues:
  Holdings..................................................  $    --    $    --    $    --
  YAC.......................................................   82,615     64,595     70,085
  YAC.Ecom..................................................      132         --         --
                                                              -------    -------    -------
     Consolidated...........................................  $82,747    $64,595    $70,085
                                                              =======    =======    =======
Gross profit:
  Holdings..................................................  $    --    $    --    $    --
  YAC.......................................................   26,907     15,161     29,638
  YAC.Ecom..................................................       (8)        --         --
                                                              -------    -------    -------
     Consolidated...........................................  $26,899    $15,161    $29,638
                                                              =======    =======    =======
Net income (loss):
  Holdings..................................................  $    --    $    --    $    --
  YAC.......................................................    1,501     (6,372)    (5,925)
  YAC.Ecom..................................................       (9)        --         --
                                                              -------    -------    -------
     Consolidated...........................................  $ 1,492    $(6,372)   $(5,925)
                                                              =======    =======    =======
Current assets:
  Holdings..................................................  $   385    $   373
  YAC.......................................................   30,060     29,697
  YAC.Ecom..................................................       98         --
                                                              -------    -------
     Consolidated...........................................  $30,543    $30,070
                                                              =======    =======
Noncurrent assets:
  Holdings..................................................  $ 2,358    $ 2,512
  YAC.......................................................   12,520     13,080
  YAC.Ecom..................................................       --         --
                                                              -------    -------
     Consolidated...........................................  $14,878    $15,592
                                                              =======    =======
Current liabilities:
  Holdings..................................................  $    --    $    --
  YAC.......................................................   28,794     30,110
  YAC.Ecom..................................................      106         --
                                                              -------    -------
     Consolidated...........................................  $28,900    $30,110
                                                              =======    =======
Noncurrent liabilities:
  Holdings..................................................  $    --    $    --
  YAC.......................................................   80,000     80,391
  YAC.Ecom..................................................       --         --
                                                              -------    -------
     Consolidated...........................................  $80,000    $80,391
                                                              =======    =======

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

     The Notes are not redeemable at the option of YAC prior to February 15, 2002. Subsequent to that date, the Notes are redeemable, in whole or in part, at the option of YAC at the following redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption set forth below:

                                                   PERCENTAGE
                                                   ----------
2002...........................................     105.813%
2003...........................................     103.875
2004...........................................     101.938
2005 and thereafter............................     100.000

     In addition, at any time on or prior to February 15, 2001, YAC, at its option, may redeem, with the net cash proceeds of one or more equity offerings, up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 111.625% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption, provided that at least 65% of the aggregate principal amount of the Notes remains outstanding immediately following such redemption. Additionally, upon a change of control, each holder of Notes will have the right to require YAC to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

     The Notes are not subject to any sinking fund requirement. The Notes are general unsecured obligations of YAC and are subordinated in right of payment to all existing and future senior indebtedness of YAC, including indebtedness under the Credit Facility (see below).

     The indenture under which the Notes were issued contains certain covenants with respect to YAC and any future subsidiaries that will restrict, among other things, the incurrence of additional indebtedness, the payment of dividends and other restricted payments, the creation of certain liens, the use of proceeds from sales of assets and subsidiary stock, and transactions with affiliates. The indenture also restricts the Company's ability to consolidate or merge with or into, or to transfer all or substantially all of its assets to, another entity. The Company was in compliance with all such covenants as of December 31, 1999.


  Credit Facility


     On April 7, 1998, YAC entered into a revolving credit facility with Norwest Bank Minnesota, N.A. (Norwest). The facility was amended on November 16, 1998 (the Credit Facility).


     Under the Credit Facility, borrowings are available equal to 85% of eligible receivables, subject to certain terms and conditions. The Credit Facility provides a $10,000 revolving credit facility, with an imbedded sublimit of $1,000 available for letters of credit. Borrowings accrue interest at Norwest's base rate plus 2%. The Credit Facility also provides for an unused line fee of 1/2 of 1% per annum on any undrawn amounts. The Credit Facility has a final maturity date of March 31, 2001, and does not require scheduled interim reductions or payments, although YAC is permitted to make optional prepayments and commitment reductions.


     The Credit Facility is secured by a first priority security interest in the accounts receivable and related general intangibles of YAC. The Credit Facility includes certain restrictive covenants including restriction of acquisitions, investments, dividends and other indebtedness (including capital leases). Additionally, the Credit Facility contains a cross default provision with the Notes. The Credit Facility was amended on February 25, 2000 (the Amended Facility). The Amended Facility provides for borrowings to accrue interest, at the option of YAC, at either Norwest's base rate or at an interest rate equal to the London Interbank Offered Rate for Eurodollar deposits for one-,

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES two- or three-month interest periods plus 2.50%. The Amended Facility revises the restrictive covenants to include limitations on capital expenditures, and commencing with the quarter ending December 31, 1999, requires the Company to maintain its Interest Coverage Ratio (as defined in the Amended Facility), determined at the end of each quarter, at not less than 1.35 to 1. The Company was in compliance with or had received waivers for all required covenants as of December 31, 1999. There were no amounts outstanding under the Credit Facility as of December 31, 1999.


10.  SEGMENT REPORTING:


     In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company provides consumer interactive processing services for its customers and operates as a single reportable business segment. The Company internally evaluates its business principally by revenue category; however, because of the similar economic characteristics of the operations, including the nature of services and the customer base, those operations have been aggregated following the provisions of SFAS No. 131 for segment reporting purposes.

     The following is a summary of the approximate composition of revenues by revenue category for the years ended December 31:

                                                       1999       1998       1997
                                                      -------    -------    -------
CIP services........................................  $71,182    $56,510    $60,640
Rebate revenues.....................................    8,505      4,905      3,289
Postage and freight billings........................    3,060      3,180      6,156
                                                      -------    -------    -------
                                                      $82,747    $64,595    $70,085
                                                      =======    =======    =======

     The Company sells its services to consumer product and consumer service companies. The Company had one customer that represented greater than 10% of revenues in 1997, representing 35.8%. There were no customers that represented greater than 10% of revenues in 1999 or 1998.


11.  RESERVE FOR IVR LEASES:


     During the first quarter of 1998, the Company entered into operating leases to increase its interactive voice recording (IVR) capacity. These leases were entered into specifically to meet the estimated requirements of a new customer. Due to a variety of factors, the Company made a decision to terminate its relationship with this customer during the fourth quarter of 1998. As a result, the Company has lease obligations from which it will receive no future economic benefit. During the fourth quarter of 1998, the Company recorded a special charge of $850 to reserve for these future obligations. This amount was recorded as a separate component of operating income in the accompanying consolidated statement of operations and long-term liabilities in the accompanying consolidated balance sheet. There is $391 remaining in the reserve as of December 31, 1999.


12.  STOCK-BASED COMPENSATION PLAN:


     During 1999, the Board of Directors approved the Young America Holdings, Inc. 1999 Stock Option Plan (the Plan). The Plan provides for the issuance of options at exercise prices equal to the fair market value on the date of grant, covering up to 338,824 shares of common stock. Certain people are eligible to participate in the Plan.

                 YOUNG AMERICA HOLDINGS, INC. AND SUBSIDIARIES

     A summary of the activity under the Plan during 1999 is presented in the table below (shares in thousands):


                                                         WEIGHTED
                                                         AVERAGE
                                                         EXERCISE       PRICE PER
                                              SHARES      PRICE           SHARE
                                              -------    --------    ---------------
Outstanding at beginning of year............       --     $37.59     $21.76 - $65.29
Granted.....................................  313,500      37.59     $21.76 - $65.29
Forfeited...................................  (33,000)     37.59     $21.76 - $65.29
                                              -------     ------     ---------------
Outstanding at end of year..................  280,500     $37.59     $21.76 - $65.29
                                              =======     ======     ===============
Exercisable at end of year..................  140,250     $21.76              $21.76
                                              =======     ======     ===============


     The Company does not recognize compensation expense in connection with stock option grants because stock options are granted at exercisable prices that equal or exceed the fair market value of the stock at the time the options are granted. Had compensation expense for the Plan been determined under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been as follows:

Net earnings (loss)
  As reported...............................................  $1,492
                                                              ======
  Pro forma.................................................  $1,328
                                                              ======
  Weighted average fair value per share of options
     granted................................................  $ 1.50
                                                              ======

     To determine compensation cost under the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

     Principal assumptions used in applying the Black-Scholes option pricing model were as follows:

                                                              1999
                                                              ----
Risk-free interest rate.....................................  4.98%
Expected volatility.........................................    --
Expected life in years......................................     3


13.  SUBSEQUENT EVENTS:



  Acquisition



     During January 2000, the Company, though its wholly owned subsidiary, SourceOne Worldwide,Inc., acquired certain assets and assumed certain liabilities of SourceOne Worldwide, LLC for an aggregate purchase of approximately $2,027. This transaction was accounted for using the purchase method of accounting. In addition, during 1999, the Company advanced $375 to SourceOne Worldwide, LLC. These advances are included in prepaid expenses and other in the accompanying consolidated balance sheet. These advances were forgiven in conjunction with the acquisition.

------------------------------------------------------
------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING TO YOU OTHER THAN THE INFORMATION CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY OF THE SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Where You Can Find More Information...    i
Prospectus Summary....................    1
Risk Factors..........................   12
Use of Proceeds.......................   21
Capitalization........................   21
Selected Historical Consolidated
  Financial Data......................   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Business..............................   31
Management............................   40
Security Ownership of Certain
  Beneficial Owners and Management....   46
Certain Transactions..................   50
Description of the Notes..............   53
Federal Income Tax Considerations.....   80
Book-Entry; Delivery and Form.........   83
Plan of Distribution..................   84
Experts...............................   84
Index to Financial Statements.........  F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                  $80,000,000
                            11 5/8% SERIES B SENIOR
                          SUBORDINATED NOTES DUE 2006
                                 YOUNG AMERICA
                                  CORPORATION
------------------------------------------------------
                                   PROSPECTUS
------------------------------------------------------

                           DEUTSCHE BANC ALEX. BROWN


                                  May   , 2000


------------------------------------------------------
------------------------------------------------------

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 302A.521, Subd. 2 of the Minnesota Business Corporation Act (the "MBCA") requires every Minnesota corporation to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person with respect to such corporation, against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with such proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgements, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omission occurring in the performance of such person's official capacity of director, or for a person not a director, in such person's official capacity as an officer, board committee member or employee, reasonably believed that the conduct was not opposed to the best interest of the corporation. In addition, Section 302A.521, Subd. 3, requires, in certain instances, payment by a corporation, upon written request, of reasonable expenses incurred by such person in advance of final disposition of such proceeding. A decision as to the indemnification required under the MBCA by a corporation with respect to any proceeding is to be made by a disinterested majority of the board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of such board of directors, by special legal counsel, by the shareholders, or, in a proceeding brought by any party with respect to an indemnification claim, by a court of competent jurisdiction.

     The Bylaws of Young America and Holdings provide that Young America and Holdings shall, to the extent authorized under the MBCA, indemnify any directors or officers of Young America or Holdings, as the case may be, for acts or omissions covered by Section 302A.521 of the MBCA.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.


    10.1     Third Amendment to Credit Agreement dated February 25, 2000
             (incorporated by reference to Exhibit 10.23 of Young America
             Corporation's and Holdings' Annual Report on Form 10-K for
             the year ended December 31, 1999).
    12.1     Statement re: computation of ratios (incorporated by
             reference to Exhibit 12.1 of Young America Corporation's and
             Holdings' Annual Report on Form 10-K for the year ended
             December 31, 1999)
    21.1     Subsidiaries of the Registrants (incorporated by reference to Exhibit 21.1 of Young America Corporation's and Holdings'
             Annual Report on Form 10-K for the year ended December 31,
             1999)
   *23.1     Consent of Arthur Andersen LLP
   *24.1     Power of Attorney
    27.1     Financial Data Schedule (incorporated by reference to
             Exhibit 27.1 of Young America Corporation's and Holdings'
             Annual Report on Form 10-K for the year ended December 31,
             1999)


---------------
* Filed herewith

     (b) Financial Statement Schedules:

     All schedules are omitted because they are not applicable or the required information is shown in financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS.

     (a) The undersigned registrants hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrants pursuant to the MBCA, the Act, the Certificate of Incorporation and Bylaws of Young America or Holdings, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of any registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrants have duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chanhassen, State of Minnesota, on the 9th day of May, 2000.


                                          Young America Corporation

                                          By: /s/ CHARLES D. WEIL
                                            ------------------------------------
                                          Name: Charles D. Weil
                                          Title: President


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to Registration Statement on Form S-4 has been signed as of the 9th day of May, 2000 by the following persons in the capacity indicated.



                      SIGNATURE                                                TITLE
                      ---------                                                -----
                 /s/ CHARLES D. WEIL                           President and Chief Executive Officer
-----------------------------------------------------              (principal executive officer)
                   Charles D. Weil

                /s/ ROGER D. ANDERSEN                          Vice President of Finance, Treasurer,
-----------------------------------------------------          Secretary and Chief Financial Officer
                  Roger D. Andersen                         (principal financial and accounting officer)

                          *                                            Chairman of the Board
-----------------------------------------------------
                    Glen McKenzie

                                                                              Director
-----------------------------------------------------
                   Jay F. Ecklund

                          *                                                   Director
-----------------------------------------------------
                J. Mark A. MacDonald

                          *                                                   Director
-----------------------------------------------------
                   J. David Basto


*By:     /s/ CHARLES D. WEIL
     -------------------------------

            Attorney-in-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrants have duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chanhassen, State of Minnesota, on the 9th day of May, 2000.


                                          Young America Holdings, Inc.

                                          By: /s/ CHARLES D. WEIL
                                            ------------------------------------
                                          Name: Charles D. Weil
                                          Title: President


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to Registration Statement on Form S-4 has been signed as of the 9th day of May, 2000 by the following persons in the capacity indicated.



                      SIGNATURE                                                TITLE
                      ---------                                                -----

                 /s/ CHARLES D. WEIL                           President and Chief Executive Officer
-----------------------------------------------------              (principal executive officer)
                   Charles D. Weil

                /s/ ROGER D. ANDERSEN                          Vice President of Finance, Treasurer,
-----------------------------------------------------          Secretary and Chief Financial Officer
                  Roger D. Andersen                         (principal financial and accounting officer)

                          *                                            Chairman of the Board
-----------------------------------------------------
                    Glen McKenzie

                                                                              Director
-----------------------------------------------------
                   Jay F. Ecklund

                          *                                                   Director
-----------------------------------------------------
                J. Mark A. MacDonald

                          *                                                   Director
-----------------------------------------------------
                   J. David Basto


*By:     /s/ CHARLES D. WEIL
     -------------------------------
            Attorney-in-Fact

                                 EXHIBIT INDEX


 EXHIBIT
   NO.                               DESCRIPTION                                  PAGE
 -------                             -----------                                  ----
    10.1     Third Amendment to Credit Agreement dated February 25, 2000
             (incorporated by reference to Exhibit 10.23 of Young America
             Corporation's and Holdings' Annual Report on Form 10-K for
             the year ended December 31, 1999)
    12.1     Statement re: computation of ratios (incorporated by
             reference to Exhibit 12.1 of Young America Corporation's and
             Holdings' Annual Report on Form 10-K for the year ended
             December 31, 1999)
    21.1     Subsidiaries of the Registrants (incorporated by reference to Exhibit 21.1 of Young America Corporation's and Holdings'
             Annual Report on Form 10-K for the year ended December 31,
             1999)
   *23.1     Consent of Arthur Andersen LLP
   *24.1     Power of Attorney
    27.1     Financial Data Schedule (incorporated by reference Exhibit
             27.1 of Young America Corporation's and Holdings' Annual
             Report on Form 10-K for the year ended December 31, 1999)


---------------
* Filed herewith.